Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

British American Tobacco p.l.c.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the “Group”) as of December 31, 2021 and 2020, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment analysis of goodwill and trademarks with indefinite lives arising from the 2017 acquisition of Reynolds American Inc. (Reynolds American)

As discussed in Note 12 to the consolidated financial statements, the Group, as at December 31, 2021, has goodwill and trademarks with indefinite lives of £33,021 million and £69,475 million, respectively, arising from the 2017 acquisition of Reynolds American.

We identified the evaluation of the impairment analysis of goodwill and trademarks with indefinite lives arising from the 2017 acquisition of Reynolds American as a critical audit matter. There is a high degree of auditor judgment involved in evaluating: (i) the budgeted revenue and discount rates used in the analysis of the recoverability of trademarks with indefinite lives and goodwill allocated to the Reynolds American cash-generating unit; and (ii) the impact of the proposed menthol ban on the terminal growth rates and discount rates for the Newport and Camel indefinite lived trademarks and the goodwill allocated to the Reynolds American cash-generating unit.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the goodwill and trademarks with indefinite lives impairment testing process including controls related to the development of the budgeted revenue and management’s determination of the applicable discount rates. In addition, we assessed the impairment analysis by:

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assessing and challenging Reynolds American’s budgeted revenue by examining externally derived publicly available data, including, broker and analyst reports, industry reports, media reports, macro-economic assumptions, academic and scientific studies, and regulatory changes;

-	challenging the budgeted revenue by comparing the historical projections to actual results to assess the Group’s ability to accurately forecast;

-

performing sensitivity analysis on the budgeted revenue to assess its impact on the Group’s determination that the fair values of the Reynolds American goodwill and trademarks with indefinite lives exceed their carrying value;

-	specifically for the proposed federal menthol ban, critically evaluating the Group’s assessment of the potential timing of the impact based on the FDA rulemaking process and recent litigations;

-

assessing and challenging the impact of the proposed menthol ban on the terminal growth rates used in the value-in-use based assessment of the recoverability of the goodwill allocated to the Reynolds American cash-generating unit and the Newport and Camel indefinite lived brands by comparing management’s projected brand retention rates against actual brand retention rates in similar markets where a menthol ban has been implemented; and

-

involving a valuation professional with specialized skills and knowledge, who assisted in independently developing a range of the discount rates using publicly available market data for comparable companies and comparing these rates to those utilized by Reynolds American to assess their reasonableness.

Canadian legal proceedings

As discussed in Note 31 to the consolidated financial statements, the Group’s operating company in Canada, Imperial Tobacco Canada (“Imperial”), has received an unfavorable judgment on the smoking and health class actions certified by the Quebec Superior Court. As a result of this judgment, Imperial has filed for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) and has asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial in order to resolve all of the outstanding litigation across the country.

We identified the evaluation of the Canadian legal proceedings as a critical audit matter because complex and subjective auditor judgment was required in evaluating the Group’s assessment of the relevant law, historical and pending court rulings, and the Group’s ability to estimate the likelihood and extent of any future economic outflow arising from the ultimate resolution of the Canadian litigation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the legal exposure process including controls related to the interpretation of relevant law and related court rulings and estimation of the likelihood and extent of any future economic outflow arising from the ultimate resolution of the Canadian litigation. In addition, we assessed the Canadian legal proceedings by:

-

reading letters received directly from the Group’s external and internal legal counsel that evaluated the current status of the Canadian legal proceedings. We further inquired of internal legal counsel to evaluate their basis for conclusions in their letter; and

-

assessing relevant historical and recent judgments passed by the judicial court authorities in relation to the Canadian litigation and read the related Canadian court rulings in order to challenge Imperial’s interpretation of the Canadian legal proceedings.

/s/ KPMG LLP

We have served as the Group’s auditor since 2015.

London, United Kingdom

February 10, 2022

Group Income Statement

		For the years ended 31 December
	Notes	2021 £m	2020 £m	2019 £m

Revenue (1)	2	25,684	25,776	25,877

Raw materials and consumables used		(4,542)	(4,583)	(4,599)
Changes in inventories of finished goods and work in progress		160	445	162
Employee benefit costs	3	(2,717)	(2,744)	(3,221)
Depreciation, amortisation and impairment costs	4	(1,076)	(1,450)	(1,512)
Other operating income	5	196	188	163
Loss on reclassification from amortised cost to fair value		(3)	(3)	(3)
Other operating expenses	6	(7,468)	(7,667)	(7,851)
Profit from operations	2	10,234	9,962	9,016
Net finance costs	8	(1,486)	(1,745)	(1,602)
Share of post-tax results of associates and joint ventures	2, 9	415	455	498
Profit before taxation		9,163	8,672	7,912
Taxation on ordinary activities	10	(2,189)	(2,108)	(2,063)
Profit for the year		6,974	6,564	5,849

Attributable to:
Owners of the parent		6,801	6,400	5,704
Non-controlling interests		173	164	145
		6,974	6,564	5,849

Earnings per share
Basic	11	296.9p	280.0p	249.7p
Diluted	11	295.6p	278.9p	249.0p

(1) Revenue is net of duty, excise and other taxes of £38,595 million, £39,172 million and £39,826 million for the years ended 31 December 2021, 2020 and 2019, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Group Statement of Comprehensive Income

		For the years ended 31 December
	Notes	2021 £m	2020 £m	2019 £m
Profit for the year		6,974	6,564	5,849
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:		509	(2,997)	(3,216)
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations		32	(2,597)	(2,967)
– reclassified and reported in profit for the year	22(c)	291	-	-
– net investment hedges – net fair value gains/(losses) on derivatives		75	(16)	21
– net investment hedges – differences on exchange on borrowings		24	(163)	(18)
Cash flow hedges
– net fair value gains/(losses)		95	(257)	(246)
– reclassified and reported in profit for the year		32	90	53
– tax on net fair value (gains)/losses in respect of cash flow hedges	10(f)	(32)	44	56
Investments held at fair value
– net fair value gains	18	9	-	-
Associates – share of OCI, net of tax	9	(17)	(98)	(115)

Items that will not be reclassified subsequently to profit or loss:		313	55	(507)
Retirement benefit schemes
– net actuarial gains/(losses)	15	382	105	(582)
– surplus recognition	15	(1)	10	(7)
– tax on actuarial (gains)/losses in respect of subsidiaries	10(f)	(82)	(26)	75
Associates – share of OCI, net of tax	9	14	(34)	7
Total other comprehensive income/(expense) for the year, net of tax		822	(2,942)	(3,723)
Total comprehensive income for the year, net of tax		7,796	3,622	2,126

Attributable to:
Owners of the parent		7,622	3,474	2,000
Non-controlling interests		174	148	126
		7,796	3,622	2,126

The accompanying notes are an integral part of these consolidated financial statements.

Group Statement of Changes in Equity

		Attributable to owners of the parent

	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2021		614	26,618	(6,600)	42,041	62,673	-	282	62,955

Total comprehensive income for the year comprising:		-	-	523	7,099	7,622	-	174	7,796
Profit for the year		-	-	-	6,801	6,801	-	173	6,974
Other comprehensive income for the year		-	-	523	298	821	-	1	822
Other changes in equity
Cash flow hedges reclassified and reported in total assets		-	-	45	-	45	-	-	45
Employee share options
– value of employee services	28	-	-	-	76	76	-	-	76
– treasury shares used for share option schemes		-	4	-	(4)	-	-	-	-
Dividends and other appropriations
– ordinary shares	22(f)	-	-	-	(4,904)	(4,904)	-	-	(4,904)
– to non-controlling interests		-	-	-	-	-	-	(162)	(162)
Purchase of own shares
– held in employee share ownership trusts		-	-	-	(82)	(82)	-	-	(82)
Perpetual hybrid bonds
– proceeds, net of issuance fees	22(d)	-	-	-	-	-	1,681	-	1,681
– tax on issuance fees		-	-	-	-	-	4	-	4
– coupons paid		-	-	-	(6)	(6)	-	-	(6)
– tax on coupons paid		-	-	-	1	1	-	-	1
Non-controlling interests – acquisitions	27(b)	-	-	-	(5)	(5)	-	-	(5)
Other movements – non-controlling interests	27(b)	-	-	-	-	-	-	6	6
Other movements		-	-	-	(4)	(4)	-	-	(4)
Balance at 31 December 2021		614	26,622	(6,032)	44,212	65,416	1,685	300	67,401

The accompanying notes are an integral part of these consolidated financial statements.

Group Statement of Changes in Equity

		Attributable to owners of the parent

	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2020		614	26,609	(3,555)	40,234	63,902	258	64,160

Total comprehensive income for the year comprising:		-	-	(3,012)	6,486	3,474	148	3,622

Profit for the year		-	-	-	6,400	6,400	164	6,564
Other comprehensive (expense)/income for the year		-	-	(3,012)	86	(2,926)	(16)	(2,942)
Other changes in equity
Cash flow hedges reclassified and reported in total assets		-	-	(33)	-	(33)	-	(33)
Employee share options
– value of employee services	28	-	-	-	88	88	-	88
– proceeds from new shares issued		-	2	-	-	2	-	2
– treasury shares used for share option schemes		-	7	-	(7)	-	-	-
Dividends and other appropriations
– ordinary shares	22(f)	-	-	-	(4,747)	(4,747)	-	(4,747)
– to non-controlling interests		-	-	-	-	-	(141)	(141)
Purchase of own shares
– held in employee share ownership trusts		-	-	-	(17)	(17)	-	(17)
Other movements non-controlling interests	27(b)	-	-	-	-	-	17	17
Other movements		-	-	-	4	4	-	4
Balance at 31 December 2020		614	26,618	(6,600)	42,041	62,673	282	62,955

The accompanying notes are an integral part of these consolidated financial statements.

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2019		614	26,606	(333)	38,557	65,444	244	65,688

Total comprehensive income for the year comprising:		-	-	(3,190)	5,190	2,000	126	2,126
Profit for the year		-	-	-	5,704	5,704	145	5,849
Other comprehensive expense for the year		-	-	(3,190)	(514)	(3,704)	(19)	(3,723)
Other changes in equity
Cash flow hedges reclassified and reported in total assets		-	-	(32)	-	(32)	-	(32)
Employee share options
– value of employee services	28	-	-	-	115	115	-	115
– proceeds from shares issued		-	3	-	-	3	-	3
Dividends and other appropriations
– ordinary shares		-	-	-	(3,476)	(3,476)	-	(3,476)
– to non-controlling interests		-	-	-	-	-	(148)	(148)
Purchase of own shares
– held in employee share ownership trusts		-	-	-	(117)	(117)	-	(117)
Other movements non-controlling interests	27(a),(b)	-	-	-	-	-	36	36
Other movements		-	-	-	(35)	(35)	-	(35)
Balance at 31 December 2019		614	26,609	(3,555)	40,234	63,902	258	64,160

The accompanying notes are an integral part of these consolidated financial statements.

Group Balance Sheet

	Notes	2021 £m	31 December 2020 £m
Assets
Intangible assets	12	115,625	115,343
Property, plant and equipment	13	4,953	5,060
Investments in associates and joint ventures	14	1,948	1,796
Retirement benefit assets	15	918	714
Deferred tax assets	16	611	534
Trade and other receivables	17	210	242
Investments held at fair value	18	50	22
Derivative financial instruments	19	243	367
Total non-current assets		124,558	124,078
Inventories	20	5,279	5,998
Income tax receivable		117	79
Trade and other receivables	17	3,951	3,721
Investments held at fair value	18	456	242
Derivative financial instruments	19	182	430
Cash and cash equivalents	21	2,809	3,139
		12,794	13,609
Assets classified as held-for-sale		13	3
Total current assets		12,807	13,612

Total assets		137,365	137,690

Equity – capital and reserves
Share capital	22(a)	614	614
Share premium, capital redemption and merger reserves	22(b)	26,622	26,618
Other reserves	22(c)	(6,032)	(6,600)
Retained earnings	22(c)	44,212	42,041
Owners of the parent		65,416	62,673
Perpetual hybrid bonds	22(d)	1,685	-
Non-controlling interests	22(e)	300	282
Total equity		67,401	62,955

Liabilities
Borrowings	23	35,666	39,927
Retirement benefit liabilities	15	1,239	1,524
Deferred tax liabilities	16	16,462	16,314
Other provisions for liabilities	24	392	387
Trade and other payables	25	982	1,064
Derivative financial instruments	19	79	41
Total non-current liabilities		54,820	59,257
Borrowings	23	3,992	4,041
Income tax payable		879	868
Other provisions for liabilities	24	461	598
Trade and other payables	25	9,577	9,693
Derivative financial instruments	19	235	278
Total current liabilities		15,144	15,478

Total equity and liabilities		137,365	137,690

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board

Luc Jobin

Chairman

10 February 2022

Group Cash Flow Statement

		For the years ended 31 December
	Notes	2021 £m	2020 £m	2019 £m
Profit for the year		6,974	6,564	5,849
Taxation on ordinary activities		2,189	2,108	2,063
Share of post-tax results of associates and joint ventures		(415)	(455)	(498)
Net finance costs		1,486	1,745	1,602
Profit from operations		10,234	9,962	9,016
Adjustments for
– depreciation, amortisation and impairment costs	4	1,076	1,450	1,512
– decrease/(increase) in inventories		433	(144)	(371)
– (increase)/decrease in trade and other receivables		(393)	300	(699)
– decrease in receivables related to the charge in respect of the Quebec Class Actions	24	-	-	436
– (decrease)/increase in Master Settlement Agreement payable	6	(36)	369	(124)
– increase/(decrease) in trade and other payables		183	(320)	730
– decrease in net retirement benefit liabilities		(104)	(96)	(40)
– (decrease)/increase in other provisions for liabilities		(145)	-	382
– other non-cash items	27(d)	430	46	106
Cash generated from operating activities		11,678	11,567	10,948
Dividends received from associates		353	351	252
Tax paid		(2,314)	(2,132)	(2,204)
Net cash generated from operating activities		9,717	9,786	8,996
Cash flows from investing activities
Interest received		33	48	80
Purchases of property, plant and equipment		(527)	(511)	(664)
Proceeds on disposal of property, plant and equipment		31	44	34
Purchases of intangibles		(218)	(244)	(151)
Purchases of investments		(369)	(343)	(191)
Proceeds on disposals of investments		141	184	339
Investment in associates and acquisitions of other subsidiaries net of cash acquired		(133)	39	(86)
Disposal of subsidiary, net of cash disposed of	27(d)	(98)	-	-
Net cash used in investing activities		(1,140)	(783)	(639)
Cash flows from financing activities
Interest paid on borrowings and financing related activities		(1,479)	(1,737)	(1,601)
Interest element of lease liabilities		(23)	(26)	(32)
Capital element of lease liabilities		(154)	(164)	(154)
Proceeds from increases in and new borrowings		978	9,826	4,247
Reductions in and repayments of borrowings		(4,843)	(10,633)	(5,640)
Inflows/(outflows) relating to derivative financial instruments		229	(283)	(564)
Purchases of own shares held in employee share ownership trusts		(82)	(18)	(117)
Proceeds from the issue of perpetual hybrid bonds, net of issuance costs	22(d)	1,681	-	-
Coupon paid on perpetual hybrid bonds		(6)	-	-
Dividends paid to owners of the parent		(4,904)	(4,745)	(4,598)
Capital injection from and purchases of non-controlling interests	30	1	17	20
Dividends paid to non-controlling interests		(150)	(136)	(157)
Other		3	2	3
Net cash used in financing activities		(8,749)	(7,897)	(8,593)
Net cash flows (used in)/generated from operating, investing and financing activities		(172)	1,106	(236)
Differences on exchange		(253)	(253)	(57)

(Decrease)/increase in net cash and cash equivalents in the year		(425)	853	(293)
Net cash and cash equivalents at 1 January		2,888	2,035	2,328
Net cash and cash equivalents at 31 December	21	2,463	2,888	2,035

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 Accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards. UK-adopted international accounting standards differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments. In performing its going concern assessment, management considered forecasts and liquidity requirements within the going concern period. This includes the impact of COVID-19, as well as the payments arising from the Master Settlement Agreement due in the U.S. in 2022 and other known liabilities or future payments (including interim dividends), as they fall due.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. The key estimates and assumptions are set out in the accounting policies below, together with the related notes to the accounts.

The critical accounting judgements include:

-

the identification and quantification of adjusting items, which are separately disclosed as memorandum information, is explained below and the impact of these on the calculation of adjusted earnings per share is described in note 11;

-

the determination as to whether to recognise provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims, as well as other contingent liabilities. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 31. Judgement is necessary to assess the likelihood that a pending claim is probable (more likely than not to succeed), possible or remote;

-

the determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exists in relation to the investments held by the Group. This is assessed after taking into account the Group’s ability to appoint Directors to the entity’s Board, its relative shareholding compared with other shareholders, any significant contracts or arrangements with the entity or its other shareholders and other relevant facts and circumstances. The application of these policies to Group subsidiaries in territories including Canada is explained in note 32;

-

the review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency, or multiple exchange rates; and

-	the determination as to whether perpetual hybrid bonds should be classified as equity instead of borrowings (note 22(d)).

The critical accounting estimates include:

-

the review of asset values, especially indefinite life assets such as goodwill and certain trademarks and similar intangibles. The key assumptions used in respect of the impairment testing are the determination of cash-generating units, the budgeted and forecast cash flows of these units, the long-term growth rate for cash flow projections and the rate used to discount the cash flow projections. These are described in note 12;

-

the estimation of and accounting for retirement benefit costs. The determination of the carrying value of assets and liabilities, as well as the charge for the year, and amounts recognised in other comprehensive income, involves judgements made in conjunction with independent actuaries. These involve estimates about uncertain future events based on the environment in different countries, including life expectancy of scheme members, salary and pension increases, inflation, as well as discount rates and asset values at the year-end. The assumptions used by the Group and sensitivity analysis are described in note 15; and

-

the estimation of amounts to be recognised in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for taxation is explained below. The recognised deferred tax assets and liabilities, together with a note of unrecognised amounts, are shown in note 16, and a contingent tax asset is explained in note 10(b). Other provisions for liabilities and charges are as set out in note 24. Litigation related deposits are shown in note 17. The application of these accounting policies to the payments made and credits recognised under the Master Settlement Agreement by Reynolds American Inc. (Reynolds American) is described in note 6(b).

Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect the financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

These consolidated financial statements were authorised for issue by the Board of Directors on 10 February 2022.

Basis of consolidation

The consolidated financial information includes the financial statements of British American Tobacco p.l.c. and its subsidiary undertakings, collectively ‘the Group’, together with the Group’s share of the results of its associates and joint arrangements.

A subsidiary is an entity controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Non-controlling interests represent the share of earnings or equity in subsidiaries that is not attributable, directly or indirectly, to shareholders of the Group.

Associates comprise investments in undertakings, which are not subsidiary undertakings or joint arrangements, where the Group’s interest in the equity capital is long-term and over whose operating and financial policies the Group exercises a significant influence. They are accounted for using the equity method.

Joint arrangements comprise contractual arrangements where two or more parties have joint control and where decisions regarding the relevant activities of the entity require unanimous consent.

Joint operations are jointly-controlled arrangements where the parties to the arrangement have rights to the underlying assets and obligations for the underlying liabilities relating to the arrangement. The Group accounts for its share of the assets, liabilities, income and expenses of any such arrangement.

Joint ventures comprise arrangements where the parties to the arrangement have rights to the net assets of the arrangement. They are accounted for using the equity method.

Foreign currencies and hyperinflationary territories

The functional currency of the Parent Company is sterling and this is also the presentation currency of the Group. The income and cash flow statements of Group undertakings expressed in currencies other than sterling are translated to sterling using exchange rates applicable to the dates of the underlying transactions. Average rates of exchange in each year are used where the average rate approximates the relevant exchange rate at the date of the underlying transactions. Assets and liabilities of Group undertakings are translated at the applicable rates of exchange at the end of each year. In territories where there are restrictions on the free access to foreign currency or multiple exchange rates, the applicable rates of exchange are regularly reviewed.

The differences between retained profits translated at average and closing rates of exchange are taken to reserves, as are differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year, and are presented as a separate component of equity. They are recognised in the income statement when the gain or loss on disposal of a Group undertaking is recognised.

Foreign currency transactions are initially recognised in the functional currency of each entity in the Group using the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of foreign currency assets and liabilities at year-end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges, on intercompany net investment loans and qualifying net investment hedges. Foreign exchange gains or losses recognised in the income statement are included in profit from operations or net finance costs depending on the underlying transactions that gave rise to these exchange differences.

In addition, for hyperinflationary countries where the effect on the Group results would be significant, the financial statements in local currency are adjusted to reflect the impact of local inflation prior to translation into sterling, in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. Where applicable, IAS 29 requires all transactions to be indexed by an inflationary factor to the balance sheet date, potentially leading to a monetary gain or loss on indexation. In addition, the Group assesses the carrying value of fixed assets after indexation and applies IAS 36 Impairment of Assets, where appropriate, to ensure that the carrying value correctly reflects the economic value of such assets.

The results and balance sheets of operations in hyperinflationary territories are translated at the period end rate. In the case of Venezuela, the Group uses an estimated exchange rate calculated by reflecting the development of the general price index since the Group last achieved meaningful repatriation of dividends.

Revenue

Revenue principally comprises sales of cigarettes, other tobacco products, and nicotine products, to external customers. Revenue excludes duty, excise and other taxes related to sales in the period and is stated after deducting rebates, returns and other similar discounts and payments to direct and indirect customers. For vast majority of the Group’s sales, revenue is recognised when control of the goods is transferred to a customer at a point in time; this is usually evidenced by a transfer of the significant risks and rewards of ownership upon delivery to the customer, which in terms of timing is not materially different to the date of shipping.

Retirement benefit costs

The Group operates both defined benefit and defined contribution schemes including post-retirement healthcare schemes. For defined benefit schemes, the actuarial cost charged to profit from operations consists of current service cost, net interest on the net defined benefit liability or asset, past service cost and the impact of any settlements. The net deficit or surplus for each defined benefit pension scheme is calculated in accordance with IAS 19 Employee Benefits based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the scheme assets adjusted, where appropriate, for any surplus restrictions or the effect of minimum funding requirements. Some benefits are provided through defined contribution schemes and payments to these are charged as an expense as they fall due.

Share-based payments

The Group has equity-settled and cash-settled share-based compensation plans.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Group’s estimate of awards that will eventually vest. For plans where vesting conditions are based on total shareholder returns, the fair value at date of grant reflects these conditions, whereas earnings per share vesting conditions are reflected in the calculation of awards that will eventually vest over the vesting period.

For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at its current fair value determined at each balance sheet date.

Fair value is measured by the use of the Black-Scholes option pricing model, except where vesting is dependent on market conditions when the Monte-Carlo option pricing model is used. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Research and development

Research expenditure is charged to income in the year in which it is incurred. Development expenditure is charged to income in the year it is incurred, unless it meets the recognition criteria of IAS 38 Intangible Assets to be capitalised as an intangible asset.

Taxation

Taxation is chargeable on the profits for the period, together with deferred taxation. The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries, associates and joint arrangements operate and generate taxable income.

Deferred taxation is provided in full using the liability method for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for taxation purposes. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax is determined using the tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or deferred tax liability is settled.

Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in the statement of other comprehensive income or the statement of changes in equity.

The Group has exposures in respect of the payment or recovery of a number of taxes. With effect from 1 January 2019, the Group adopted the requirements of IFRIC 23 Uncertainty over Income Tax Treatments which requires that, where there is uncertainty as to whether a particular tax treatment will be accepted by the relevant taxation authority, the financial statements reflect the probable outcome with estimated amounts determined based on the most likely amount or expected value, depending on which method is expected to better predict the resolution of the uncertainty. Prior to 1 January 2019, liabilities or assets for these payments or recoveries were recognised at such time as an outcome became probable and when the amount could reasonably be estimated.

Goodwill

Goodwill arising on acquisitions is capitalised and any impairment of goodwill is recognised immediately in the income statement and is not subsequently reversed.

Goodwill in respect of subsidiaries is included in intangible assets. In respect of associates and joint ventures, goodwill is included in the carrying value of the investment in the associated company or joint venture. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets other than goodwill

The intangible assets shown on the Group balance sheet consist mainly of trademarks and similar intangibles, including certain intellectual property, acquired by the Group’s subsidiary undertakings and computer software.

Acquired trademarks and similar assets are carried at cost less accumulated amortisation and impairment. Trademarks with indefinite lives are not amortised but are reviewed annually for impairment. Other trademarks and similar assets are amortised on a straight-line basis over their remaining useful lives, consistent with the pattern of economic benefits expected to be received, which do not exceed 20 years. Any impairments of trademarks are recognised in the income statement, but increases in trademark values are not recognised.

Computer software is carried at cost less accumulated amortisation and impairment, and, with the exception of global software solutions, is amortised on a straight-line basis over periods ranging from three years to five years. Global software solutions are software assets designed to be implemented on a global basis and used as a standard solution by all of the operating companies in the Group. Prior to 2021, these assets were amortised on a straight-line basis over periods not exceeding 10 years. Since 2021, global software solutions are amortised on a straight-line basis over periods not exceeding 13 years. The revision in useful economic life is a result of ongoing use of global software solutions due to the extension of third-party supplier support. In 2021 and 2022, the estimated impact of this change in accounting estimate is a reduction in annual amortisation expense of £26 million and, in 2023, a reduction in annual amortisation expense of £12 million.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis to write off the assets over their useful economic life. No depreciation is provided on freehold land or assets classified as held-for-sale. Freehold and leasehold property are depreciated at rates between 2.5% and 4% per annum, and plant and equipment at rates between 3% and 25% per annum.

Capitalised interest

Borrowing costs which are directly attributable to the acquisition, construction or production of intangible assets or property, plant and equipment that takes a substantial period of time to get ready for its intended use or sale, are capitalised as part of the cost of the asset.

Leased assets

With effect from 1 January 2019, the Group has applied IFRS 16 Leases to contractual arrangements which are, or contain, leases of assets, and consequently recognises right-of-use assets and lease liabilities at the commencement of the leasing arrangement, with the assets included as part of property, plant and equipment in note 13 and the liabilities included as part of borrowings in note 23.

In adopting IFRS 16, the Group applied the modified retrospective approach with no restatement of prior periods, as permitted by the Standard. The Group took advantage of certain practical expedients available under the Standard, including ‘grandfathering’ previously recognised lease arrangements such that contracts were not reassessed at the implementation date as to whether they were, or contained, a lease, and leases previously classified as finance leases under IAS 17 Leases remained capitalised on the adoption of IFRS 16.

For leasing arrangements entered into after 1 January 2019, the Group has also adopted several practical expedients available under the Standard including not applying the requirements of IFRS 16 to leases of intangible assets, applying the portfolio approach where appropriate to do so, and to not apply the recognition and measurement requirements of IFRS 16 to short-term leases (leases of less than 12 months maximum duration) or leases of low-value assets. Except for property-related leases, non-lease components have not been separated from lease components.

Lease liabilities are initially recognised at an amount equal to the present value of estimated contractual lease payments at the inception of the lease, after taking into account any options to extend the term of the lease. Lease commitments are discounted to present value using the interest rate implicit in the lease if this can be readily determined, or the applicable incremental rate of borrowing, as appropriate. Right-of-use lease assets are initially recognised at an amount equal to the lease liability, adjusted for initial direct costs in relation to the assets, then depreciated over the shorter of the lease term and their estimated useful lives.

Prior to 1 January 2019, the Group applied IAS 17 Leases. Arrangements where the Group had substantially all the risks and rewards of ownership of the leased asset were classified as finance leases and were included as part of property, plant and equipment. Under IAS 17, leases which were not classified as finance leases were classified as operating leases and such arrangements were not capitalised. Rental payments under operating leases were charged to operating profit on a straight-line basis over the lease term.

Impairment of non-financial assets

Assets are reviewed for impairment whenever events indicate that the carrying amount of a cash-generating unit may not be recoverable. In addition, assets that have indefinite useful lives are tested annually for impairment. An impairment loss is recognised to the extent that the carrying value exceeds the higher of the asset’s fair value less costs to sell and its value-in-use.

A cash-generating unit is the smallest identifiable group of assets that generates cash flows which are largely independent of the cash flows from other assets or groups of assets. At the acquisition date, any goodwill acquired is allocated to the relevant cash-generating unit or group of cash-generating units expected to benefit from the acquisition for the purpose of impairment testing of goodwill.

Impairment of financial assets held at amortised cost

Loss allowances for expected credit losses on financial assets which are held at amortised cost are recognised on initial recognition of the underlying asset. As permitted by IFRS 9 Financial Instruments, loss allowances on trade receivables arising from the recognition of revenue under IFRS 15 Revenue from Contracts with Customers are initially measured at an amount equal to lifetime expected losses. Allowances in respect of loans and other receivables are initially recognised at an amount equal to 12-month expected credit losses. Allowances are measured at an amount equal to the lifetime expected credit losses where the credit risk on the receivables increases significantly after initial recognition.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on the weighted average cost incurred in acquiring inventories and bringing them to their existing location and condition, which will include raw materials, direct labour and overheads, where appropriate. Net realisable value is the estimated selling price less costs to completion and sale. Tobacco inventories which have an operating cycle that exceeds 12 months are classified as current assets, consistent with recognised industry practice.

Biological Assets

The investments in associates and joint ventures shown in the Group balance sheet include biological assets held by Organigram Holdings Inc. In accordance with IAS 41 Agriculture, the Group measures biological assets at fair value less costs to sell up to the point of harvest, at which point this becomes the basis for the cost of finished goods inventories after harvest with subsequent expenditures incurred on these being capitalised, where applicable, in accordance with IAS 2 Inventories. Unrealised fair value gains and losses arising during the growth of biological assets are recognised immediately in the income statement.

Equity instruments

Instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements. Instruments that cannot be settled in the Group’s own equity instruments and that include no contractual obligation to deliver cash or another financial asset are classified as equity. Equity instruments issued by the Group are recognised at the proceeds received, net of issuance costs.

On 27 September 2021, the Group issued two €1 billion perpetual hybrid bonds. As the Group has the unconditional right to avoid transferring cash or another financial asset in relation to these bonds, they are classified as equity instruments in the consolidated financial statements.

Financial instruments

The Group’s business model for managing financial assets is set out in the Group Treasury Manual which notes that the primary objective with regard to the management of cash and investments is to protect against the loss of principal. Additionally, the Group aims: to maximise Group liquidity by concentrating cash at the Centre, to align the maturity profile of external investments with that of the forecast liquidity profile, to wherever practicable, match the interest rate profile of external investments to that of debt maturities or fixings, and to optimise the investment yield within the Group’s investment parameters. The majority of financial assets are held in order to collect contractual cash flows (typically cash and cash equivalents and loans and other receivables), but some assets (typically investments) are held for investment potential.

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument and derecognised when it ceases to be a party to such provisions. Such assets and liabilities are classified as current if they are expected to be realised or settled within 12 months after the balance sheet date. If not, they are classified as non-current. In addition, current liabilities include amounts where the entity does not have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group early adopted the phase one and phase two Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures regarding Interest Rate Benchmark Reform in 2019 and 2020 respectively. The Amendments provide an exemption for certain hedging relationships directly affected by changes in interest rate benchmarks where the reform gives rise to uncertainties regarding the interest rate designated as a hedged risk, or the timing or amount of interest rate cashflows of either the hedged item or of the hedging instrument, such that without the exemption the relationship might not qualify for hedge accounting. In addition, the Amendments provide a practical expedient for financial assets and financial liabilities that are modified or have existing contractual terms activated that change the basis for determining the contractual cash flows as a result of Interest Rate Benchmark Reform, such that the change to the contractual cash flows is applied prospectively by revising the effective interest rate.

Non-derivative financial assets are classified on initial recognition in accordance with the Group’s business model as investments, loans and receivables, or cash and cash equivalents and accounted for as follows:

-

Investments: these are non-derivative financial assets that cannot be classified as loans and other receivables or cash and cash equivalents. Dividend and interest income on these investments are included within finance income when the Group’s right to receive payments is established. This category includes financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income.

-

Loans and other receivables: these are non-derivative financial assets with fixed or determinable payments that are solely payments of principal and interest on the principal amount outstanding, that are primarily held in order to collect contractual cash flows. These balances include trade and other receivables, which are measured at amortised cost, using the effective interest rate method, and stated net of allowances for credit losses, and deposits with banks and other financial institutions which cannot be classified as cash and cash equivalents. In addition, as explained in note 17, certain litigation related deposits are recognised as assets within loans and other receivables where management has determined that these payments represent a resource controlled by the entity as a result of past events. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.

-

Cash and cash equivalents: cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments including investments in certain money market funds. Cash equivalents normally comprise instruments with maturities of three months or less at their date of acquisition. In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in the liabilities section on the balance sheet.

Fair values for quoted investments are based on observable market prices. If there is no active market for a financial asset, the fair value is established by using valuation techniques principally involving discounted cash flow analysis.

Non-derivative financial liabilities, including borrowings and trade payables, are stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs. As shown in note 23, certain borrowings are subject to fair value hedges, as defined below.

Derivative financial assets and liabilities are initially recognised, and subsequently measured, at fair value, which includes accrued interest receivable and payable where relevant. Changes in their fair values are recognised as follows:

-

for derivatives that are designated as cash flow hedges, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where the hedged item results in a non-financial asset, the accumulated gains and losses, previously recognised in other comprehensive income, are included in the initial carrying value of the asset (basis adjustment) and recognised in the income statement in the same periods as the hedged item. Where the underlying transaction does not result in such an asset, the accumulated gains and losses are reclassified to the income statement in the same periods as the hedged item;

-

for derivatives that are designated as fair value hedges, the carrying value of the hedged item is adjusted for the fair value changes attributable to the risk being hedged, with the corresponding entry being made in the income statement. The changes in fair value of these derivatives are also recognised in the income statement;

-

for derivatives that are designated as hedges of net investments in foreign operations, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly recognised. The accumulated gains and losses are reclassified to the income statement when the foreign operation is disposed of; and

-

for derivatives that do not qualify for hedge accounting or are not designated as hedges, the changes in their fair values are recognised in the income statement in the period in which they arise. These are referred to as ‘held-for-trading’.

In order to qualify for hedge accounting, the Group is required to document prospectively the economic relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the economic relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is re-performed periodically to ensure that the hedge has remained, and is expected to remain, highly effective.

Hedge accounting is discontinued when a hedging instrument is derecognised (e.g. through expiry or disposal), or no longer qualifies for hedge accounting. Where the hedged item is a highly probable forecast transaction, the related gains and losses remain in equity until the transaction takes place, when they are reclassified to the income statement in the same manner as for cash flow hedges as described above. When a hedged future transaction is no longer expected to occur, any related gains and losses, previously recognised in other comprehensive income, are immediately reclassified to the income statement.

Derivative fair value changes recognised in the income statement are either reflected in arriving at profit from operations (if the hedged item is similarly reflected) or in finance costs.

Dividends

The Company pays interim quarterly dividends, and the Group recognises the interim dividend in the period in which it is paid.

Segmental analysis

The Group is organised and managed on the basis of its geographic regions. These are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the chief operating decision maker, identified as the Management Board, for assessing performance and allocating resources.

The Group is primarily a single product business providing cigarettes and other tobacco products. While the Group has clearly differentiated brands, global segmentation between a wide portfolio of brands is not part of the regular internally reported financial information. The results of New Category products are reported as part of the results of each geographic region, and currently individually and in aggregate represent less than 10% of the Group’s revenue and operating profit in total.

The prices agreed between Group companies for intra-group sales of materials, manufactured goods, charges for royalties, commissions, services and fees, are based on normal commercial practices which would apply between independent businesses. Royalty income, less related expenditure, is included in the region in which the licensor is based.

Adjusting items

Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations and diluted earnings per share.

Provisions

Provisions are recognised when either a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation.

Contingent liabilities and contingent assets

Subsidiaries and associate companies are defendants in tobacco-related and other litigation. Provision for this litigation (including legal costs) is made at such time as an unfavourable outcome becomes probable and the amount can be reasonably estimated.

Contingent assets are possible assets whose existence will only be confirmed by future events not wholly within the control of the entity and are not recognised as assets until the realisation of income is virtually certain.

Where a provision has not been recognised, the Group records its external legal fees and other external defence costs for tobacco-related and other litigation as these costs are incurred.

As explained in note 17, certain litigation-related deposits are recognised as assets within loans and other receivables where management has determined that these payments represent a resource controlled by the entity. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.

Repurchase of share capital

When share capital is repurchased, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares which are not cancelled, or shares purchased for the employee share ownership trusts, are classified as treasury shares and presented as a deduction from total equity.

Future changes to accounting policies

A number of interpretations and revisions to existing standards have been issued which will be applicable to the Group financial statements in future years, but are not expected to have a material effect on reported profit or equity or on the disclosures in the financial statements.

2 Segmental analyses

The chief operating decision maker, the Management Board, reviews adjusted profit from operations at constant currencies to evaluate segment performance and allocate resources to the overall business on a geographic region basis. The Management Board also reviews at constant currencies adjusted revenues on a geographic region basis, which are included within adjusted profit from operations.

Regional Directors are responsible for delivering the operating and financial results of their Region inclusive of all product categories. Therefore, the results of New Categories (comprising Tobacco Heating Products, Vapour products and Modern Oral products) are reported to the Management Board as part of the results of each geographic region. However, additional information has been provided to disaggregate revenue based on product category to enable investors to better compare the Group’s business performance across periods and by reference to the Group’s investment activity. Interest income, interest expense, share of post-tax results of associates and joint ventures and taxation are centrally managed, and accordingly, such items are not presented by segment as they are excluded from the measure of segment profitability.

The four geographic regions are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the Management Board for assessing performance and allocating resources. Transactions between Group subsidiaries are conducted on arm’s length terms in accordance with appropriate transfer pricing rules and Organisation for Economic Cooperation & Development (OECD) principles. The Management Board reviews current and prior year adjusted segmental revenue and adjusted profit from operations at constant rates of exchange. The constant rate comparison provided for reporting segment information is based on a retranslation, at prior year exchange rates, of the current year results of the Group, including intercompany royalties payable in foreign currency to UK entities. However, the Group does not adjust for the normal transactional gains and losses in operations which are generated by movements in exchange rates.

In respect of the U.S. region, all financial statements and financial information provided by or with respect to the U.S. business or RAI (and/or RAI and its subsidiaries (collectively, the ‘Reynolds Group’)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the U.S. business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the U.S. business or RAI (and/or the Reynolds Group), it is provided as an explanation of the U.S. business’s or RAI’s (and/or the Reynolds Group’s) primary US GAAP based financial statements and information.

Effective 1 January 2022, the North African markets of Algeria, Egypt, Libya, Morocco, Sudan and Tunisia, which currently form part of the ENA region, will be moved to the APME region.

The following table shows 2021 revenue and adjusted revenue at current rates, and 2021 adjusted revenue translated using 2020 rates of exchange. The 2020 figures are stated at the 2020 rates of exchange.

					2021			2020
	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

U.S.	12,530	(839)	11,691	-	11,691	11,473	-	11,473
APME	4,535	(344)	4,191	-	4,191	4,537	-	4,537
AMSSA	4,067	(266)	3,801	-	3,801	3,772	-	3,772
ENA	6,429	(428)	6,001	-	6,001	5,994	-	5,994
Revenue	27,561	(1,877)	25,684	-	25,684	25,776	-	25,776

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short-term arrangements and then passed on to customers. This is deemed as adjusting due to the distorting nature to revenue and operating margin. From 2020 onwards, such arrangements have been discontinued or are immaterial such that no adjustments have been made in 2020 and 2021.

The following table shows 2020 revenue and adjusted revenue at current rates, and 2020 adjusted revenue translated using 2019 rates of exchange. The 2019 figures are stated at the 2019 rates of exchange.

					2020			2019
	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

U.S.	11,536	(63)	11,473	-	11,473	10,373	-	10,373
APME	4,644	(107)	4,537	-	4,537	5,153	-	5,153
AMSSA	4,321	(549)	3,772	-	3,772	4,261	-	4,261
ENA	6,169	(175)	5,994	-	5,994	6,040	50	6,090
Revenue	26,670	(894)	25,776	-	25,776	25,827	50	25,877

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short-term arrangements and then passed on to customers. This is deemed as adjusting due to the distorting nature to revenue and operating margin.

The following table shows 2021 profit from operations and adjusted profit from operations at current rates, and 2021 adjusted profit from operations translated using 2020 rates of exchange. The 2020 figures are stated at the 2020 rates of exchange.

	2021					2020
	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m

U.S.	6,343	(456)	5,887	(321)	5,566	5,784	(809)	4,975
APME	1,833	(116)	1,717	(430)	1,287	1,853	(381)	1,472
AMSSA	1,688	(98)	1,590	(94)	1,496	1,618	(65)	1,553
ENA	2,088	(132)	1,956	(71)	1,885	2,110	(148)	1,962
Profit from operations	11,952	(802)	11,150	(916)	10,234	11,365	(1,403)	9,962
Net finance costs					(1,486)			(1,745)
Share of post-tax results of associates and joint ventures					415			455
Profit before taxation					9,163			8,672
Taxation on ordinary activities					(2,189)			(2,108)
Profit for the year					6,974			6,564

*	The adjustments to profit from operations are explained in notes 3, 4, 6(d), 6(f), 6(g) and 7.

The following table shows 2020 profit from operations and adjusted profit from operations at current rates, and 2020 adjusted profit from operations translated using 2019 rates of exchange. The 2019 figures are stated at the 2019 rates of exchange.

	2020					2019
	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m

U.S.	5,816	(32)	5,784	(809)	4,975	5,036	(626)	4,410
APME	1,909	(56)	1,853	(381)	1,472	2,059	(306)	1,753
AMSSA	1,796	(178)	1,618	(65)	1,553	1,842	(638)	1,204
ENA	2,140	(30)	2,110	(148)	1,962	2,193	(544)	1,649
Profit from operations	11,661	(296)	11,365	(1,403)	9,962	11,130	(2,114)	9,016
Net finance costs					(1,745)			(1,602)
Share of post-tax results of associates and joint ventures					455			498
Profit before taxation					8,672			7,912
Taxation on ordinary activities					(2,108)			(2,063)
Profit for the year					6,564			5,849

*	The adjustments to profit from operations are explained in notes 4, 5, 6(d), 6(f), 6(g) and 7.

Adjusted profit from operations at constant rates of £11,952 million (2020: £11,661 million; 2019: £11,032 million) excludes adjusting depreciation, amortisation and impairment charges as explained in notes 4 and 7. These are excluded from segmental adjusted profit from operations at constant rates as follows:

	2021					2020
	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m

U.S.	210	(7)	203	276	479	204	272	476
APME	154	(8)	146	20	166	167	274	441
AMSSA	131	(8)	123	56	179	121	34	155
ENA	266	(14)	252	-	252	259	119	378
	761	(37)	724	352	1,076	751	699	1,450

	2020					2019
	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m

U.S.	205	(1)	204	272	476	258	391	649
APME	170	(3)	167	274	441	163	182	345
AMSSA	137	(16)	121	34	155	137	35	172
ENA	266	(7)	259	119	378	216	130	346
	778	(27)	751	699	1,450	774	738	1,512

Additional information by product category

Although the Group’s operations are managed on a Regional basis, additional information for revenue is provided based on product category as follows:

Revenue	2021 £m	2020 £m	2019 £m

Combustibles	22,029	22,752	23,001
New Categories	2,054	1,443	1,255
Vapour	927	611	401
THP	853	634	728
Modern Oral	274	198	126
Traditional Oral	1,118	1,160	1,081
Other	483	421	540
Revenue	25,684	25,776	25,877

External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

	United Kingdom			All foreign countries			Group

Revenue is based on location of sale	2021 £m	2020 £m	2019 £m	2021 £m	2020 £m	2019 £m	2021 £m	2020 £m	2019 £m
External revenue	209	188	178	25,475	25,588	25,699	25,684	25,776	25,877

	United Kingdom		All foreign countries		Group
	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m

Intangible assets	481	487	115,144	114,856	115,625	115,343
Property, plant and equipment	339	344	4,614	4,716	4,953	5,060
Investments in associates and joint ventures	8	8	1,940	1,788	1,948	1,796

The consolidated results of the Reynolds Group operating in the U.S. met the criteria for separate disclosure under the requirements of IFRS 8 Operating Segments. Revenue arising from the operations of the Reynolds Group, inclusive of the sales made to fellow Group companies, in 2021, 2020 and 2019 was £11,707 million, £11,481 million and £10,417 million, respectively. The majority of sales are to customers based in the U.S.. Non-current assets attributable to the operations of the Reynolds Group were £106,495 million (2020: £105,549 million).

The main acquisitions comprising the goodwill balance of £43,194 million (2020: £43,319 million), included in intangible assets, are provided in note 12. Included in investments in associates and joint ventures are amounts of £1,759 million (2020: £1,724 million) attributable to the investment in ITC Ltd. Further information is provided in notes 9 and 14.

3 Employee benefit costs

	2021 £m	2020 £m	2019 £m

Wages and salaries	2,315	2,277	2,651
Social security costs	185	194	223
Other pension and retirement benefit costs (note 15)	139	182	227
Share-based payments – equity and cash-settled (note 28)	78	91	120

	2,717	2,744	3,221

Included within employee benefits costs are expenses in relation to the Group’s restructuring and integration initiatives of £160 million (2020: £91 million; 2019: £364 million), as explained in note 7.

On 7 October 2021, a partial buy-out was concluded in the U.S. with approximately US$1.9 billion (£1.4 billion) of plan liabilities being removed from the balance sheet, resulting in a settlement gain of £35 million, which is reported in the income statement, and recognised as an adjusting item.

4 Depreciation, amortisation and impairment costs

		2021 £m	2020 £m	2019 £m

Intangibles	- amortisation and impairment of trademarks and similar intangibles	333	360	508
	- amortisation and impairment of computer software	129	129	108
	- impairment of goodwill	57	209	194
Property, plant and equipment	- depreciation and impairment	557	752	702

		1,076	1,450	1,512

Enumerated below are movements in costs that have impacted depreciation, amortisation and impairment in 2021, 2020 and 2019. These include changes in our underlying business performance, as well as impact of adjusting items, as defined in note 1.

Intangibles – amortisation and impairment of trademarks and similar intangibles

Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles, including those which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment of these acquired trademarks and similar intangibles are charged to the income statement as adjusting. In 2021, the amortisation and impairment of these acquired trademarks and similar intangibles is £306 million (2020: £339 million; 2019: £481 million). In 2019, the Group incurred an impairment charge of £129 million, which included the partial impairment of the Kodiak brand as a result of declining volumes.

Impairment of goodwill

The impairment of goodwill is charged to the income statement as adjusting, and further information is provided in note 12(e).

During 2021, the Group impaired £3 million of goodwill held in Myanmar as a result of the decision to cease activities in the market. The Group also recognised a goodwill impairment charge of £54 million in 2021 due to continued difficult trading conditions in Peru as a consequence of the COVID-19 pandemic.

During 2020, the Group impaired the goodwill arising from Malaysia amounting to £197 million, goodwill arising from the acquisition of Twisp of £11 million and goodwill arising from the acquisition of Blue Nile of £1 million.

During 2019, the Group impaired the goodwill arising from the Bentoel acquisition, amounting to £172 million, goodwill arising from the VapeWild acquisition of £12 million and goodwill arising from the Highendsmoke acquisition of £10 million.

Property, plant and equipment – depreciation and impairment

The following items are included within depreciation and impairment of property, plant and equipment:

-

Restructuring and integration related depreciation and impairment costs and reversals were a net credit of £11 million (2020: £151 million net cost; 2019: £63 million net cost) resulting from obsolete machines in relation to downsizing and factory rationalisation as mentioned in note 7; and

-	Gains and losses recognised on disposal of property, plant and equipment.

5 Other operating income

Other operating income of £196 million (2020: £188 million; 2019: £163 million) comprises income that is associated with the Group’s normal activities, but which falls outside the definition of turnover and includes one-off capital profits on property sales and one-off disposals of fixed assets.

As explained in note 31, the Group recognised £5 million (2020: £58 million; 2019: £86 million) in respect of a tax case in Brazil. In addition, during 2021, £130 million of the unrecognised contingent asset in respect of historical VAT on social contributions claims was sold to financial institutions for £45 million.

Also, in 2021, R.J. Reynolds Tobacco Company (RJRT) reached an agreement with several Master Settlement Agreement (MSA) states to waive RJRT’s claims under the MSA in connection with a settlement between those MSA states and a non-participating manufacturer, S&M Brands, Inc. (S&M Brands), under which the states released certain claims against S&M Brands in exchange for receiving a portion of the funds S&M Brands had deposited into escrow accounts in those states pursuant to the states’ escrow statutes. In consideration for waiving claims, RJRT, together with Santa Fe Natural Tobacco Company, received approximately £40 million from the escrow funds paid to those MSA states under their settlement with S&M Brands.

In 2019, as discussed in note 7, certain items of operating income have been incurred as part of the Group’s restructuring and integration activities.

6 Other operating expenses

(a) Items included within other operating expenses

The following items are included within other operating expenses:

	2021 £m	2020 £m	2019 £m

Other operating expenses	7,468	7,667	7,851
The following items are included within other operating expenses:
Master settlement agreement (note 6(b),(d))	2,486	2,783	2,163
Marketing expenses in operating profit (note 6(c))	1,242	1,096	1,149
Inventory write-offs (note 20)	215	309	255
Research and development expenses (excluding employee benefit costs and depreciation) (note 6(e))	141	121	126
Loss on disposal of BAT Pars (note 6(f))	358	-	-
Excise, VAT and penalties in respect of disputes in Turkey, South Korea and Russia (note 6(g))	26	(40)	202
Judgment in respect of Quebec class actions (note 6(h))	-	-	436
Exchange differences	19	(29)	22
Hedge ineffectiveness within operating profit	(5)	(3)	(5)
Expenses relating to short-term leases	8	10	16
Expenses relating to leases of low-value assets	1	1	1
Gains arising from sale and leaseback transactions	-	(1)	-
Auditor’s remuneration (note 6(i))	27.1	28.3	25.3

(b) Master Settlement Agreement

In 1998, the major U.S. cigarette manufacturers (including the R.J. Reynolds Tobacco Company, Lorillard and Brown & Williamson, businesses which are now part of the Reynolds Group) entered into the Master Settlement Agreement (MSA) with attorneys general representing most U.S. states and territories. The MSA imposes a perpetual stream of future payment obligations on the major U.S. cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, amongst other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year).

During 2012, R.J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company (SFNTC), various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached an agreement related to the Non-Participating Manufacturer (NPM) adjustment under the MSA, and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds Tobacco Company has received credits of more than US$1 billion, in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been applied against the companies’ MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. R.J. Reynolds Tobacco Company has received US$170 million in credits, which has been applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014 and included a method to determine future adjustments from 2015 forward. R.J. Reynolds Tobacco Company has received US$285 million in credits, which was applied over a four-year period from 2016. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$61 million in credits, which will be applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$182 million in credits for settled periods through 2017, which will be applied over a five-year period from 2018. Also, in 2018, one additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$205 million in credits for settled periods through 2017, which will be applied over a five-year period from 2019. In the first quarter of 2020, certain conditions set forth in the 2017 and 2018 agreements were met for those 10 states. In addition, in August 2020, 24 states, the District of Columbia and Puerto Rico agreed to settle NPM disputes related to claims for the period 2018 to 2022. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.

In 2020, R.J. Reynolds Tobacco Company recognised additional expenses under the state settlement agreements in the States of Mississippi, Florida, Texas and Minnesota. R.J. Reynolds Tobacco Company recognised US$241 million of expense for payment obligations to the State of Florida for the ITG Brands, LLC acquired brands from the date of divestiture, June 12, 2015, as a result of an unfavourable judgment. In addition, R.J. Reynolds Tobacco Company recognised US$264 million related to the resolution of claims against it in the States of Texas, Minnesota and Mississippi for payment obligations to those states for the ITG Brands, LLC acquired brands from the date of divestiture. Finally, R.J. Reynolds Tobacco Company settled certain related claims with Phillip Morris USA under the state settlement agreements in the states of Mississippi, Texas and Minnesota for US$8 million. Additional information related to the resolution of these claims is included in notes 6(d) and 31. During 2021, an additional US$17 million expense was recognised in relation to the final resolution of the Texas and Minnesota claims.

The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the States of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). Reynolds Group’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2021 amounted to US$3,420 million (2020: US$3,572 million; 2019: US$2,762 million) in respect of settlement expenses and US$3,744 million (2020: US$2,848 million; 2019: US$2,918 million) in respect of settlement cash payments.

(c) Marketing expenses in operating profit

Certain marketing activities, such as discounts or allowances provided to customers, are required to be deducted from revenue as explained in note 1. Other marketing expenses, such as point of sale and promotional materials, media advertising and sponsorship, and consumer research, are reported as operating expenses and have been shown in the table above.

(d) Litigation costs

Litigation costs included within other operating expenses, and reported as an adjusting item, were £54 million (2020: £87 million; 2019: £236 million) predominantly related to other litigation costs including Engle progeny.

In 2020, also included as an adjusting item was a charge of £400 million incurred largely in respect of charges following the development in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Minnesota and Mississippi for brands previously sold to a third party. The Group recognised a charge of £188 million in the period for a final judgment of a case in the Florida court. The Group continues to pursue indemnification remedies in a Delaware court for payments made to Florida as a result of this judgment, as explained in note 31. During 2020, the Group also recognised a provision of £212 million related to the settlement discussions with other manufacturers and the States of Texas, Minnesota and Mississippi for payment obligations related to these brands in prior years. During 2021, an additional £12 million expense was recognised in relation to the final resolution of the Texas and Minnesota claims.

(e) Research and development

Total research and development costs, including employee benefit costs and depreciation, are £304 million (2020: £307 million; 2019: £376 million). Included in the 2019 research and development costs is £65 million of costs primarily related to packages in respect of employee benefit reductions as part of the Group’s 2019 restructuring initiative (Quantum), as discussed in note 7.

(f) Loss on disposal of BAT Pars

On 6 August 2021, the Group disposed of its Iranian subsidiary, B.A.T. Pars Company PJSC (BAT Pars). Included within other operating expenses, and recognised as an adjusting item, is a charge of £358 million comprising £272 million of foreign exchange reclassified from other comprehensive income (note 22(c)(i)) and an impairment charge and associated costs of £88 million. In addition, a credit of £2 million was recognised in relation to a partial unwind of discounting on the deferred proceeds. More information has been provided in note 27(d).

(g) Tax disputes in Turkey, South Korea and Russia

The settlement of tax disputes in Turkey, South Korea and Russia were recognised as adjusting items.

Turkey

As explained in note 31, British American Tobacco Tutun Mamulleri Sanayi ve Ticaret Anonim Sirketi (BAT Tutun) was subject to a series of tax audits mainly on inventory movements for the years 2015, 2016 and 2019. In August 2021, BAT Tutun applied under the relevant tax amnesty law to settle its retrospective tax assessments. Based on the settlement through the tax amnesty procedure, BAT Tutun agreed to pay £47 million in 18 instalments from 1 November 2021 until 31 July 2024. Of the £47 million, £30 million of excise and penalties were recognised and charged to operating profit, £11 million as interest in net finance costs (note 8(b)) and £6 million in taxation.

South Korea

As explained in note 31, on 16 September 2021, Rothmans Far East B.V. Korea Branch Office received £4 million in relation to a VAT case. In line with the treatment of the associated expense incurred in 2016, the cash received was recognised as an adjusting item.

Russia

In August 2019, the Russian tax authority issued a final audit report to JSC British American Tobacco-SPb (BAT SpB) related to the application of legislation introduced in 2017 that prospectively limited the amount of production that could take place prior to excise tax increases, without being subject to higher excise tax rates. The final audit report sought to retrospectively apply the legislation to the years 2015 to 2017. BAT SpB submitted an appeal to the Federal Tax Services (FTS) objecting to the findings. The FTS accepted some of BAT SpB’s arguments and, on 27 January 2020, a final claim was issued by the FTS. As a consequence, the Group recognised a charge of £202 million. The Group also recognised an interest charge of £50 million (note 8(b)).

In 2020, a credit of £40 million was recognised in relation to the 2019 charge discussed above, of which £14 million was offset in the adjusting items included in taxation (note 10(d)).

(h) Quebec class actions

In 2019, a charge of £436 million was incurred in respect of the Quebec class actions, as explained in note 31, and charged as an adjusting item.

(i) Auditor’s remuneration

	2021 £m	2020 £m	2019 £m

Auditor’s remuneration
Total expense for audit services pursuant to legislation:
– fees to KPMG LLP for Parent Company and Group audit	8.7	8.7	6.8
– fees to KPMG LLP firms and associates for local statutory and Group reporting audits	9.5	9.9	9.0

Total audit fees expense – KPMG LLP firms and associates	18.2	18.6	15.8

Audit fees expense to other firms	0.2	0.2	0.1

Total audit fees expense	18.4	18.8	15.9

Fees to KPMG LLP firms and associates for other services:
– audit-related assurance services	8.0	8.5	8.5
– other assurance services	0.3	0.5	0.5
– tax advisory services	-	-	-
– tax compliance	-	-	-
– audit of defined benefit schemes of the Company	0.4	0.5	0.4
– other non-audit services	-	-	-

	8.7	9.5	9.4

The total auditor’s remuneration to KPMG firms and associates included above are £26.9 million (2020: £28.1 million; 2019: £25.2 million).

Under SEC regulations, the remuneration to KPMG firms and associates of £26.9 million in 2021 (2020: £28.1 million; 2019: £25.1 million) is required to be presented as follows: audit fees £26.2 million (2020: £27.5 million; 2019: £24.7 million), audit-related fees £0.4 million (2020: £0.5 million; 2019: £0.4 million), tax fees £nil (2020: £nil; 2019: £nil) and all other fees £0.3 million (2020: £0.1 million; 2019: £0.1 million). Audit-related fees are in respect of services provided to associated pension schemes. All other fees are in respect of other assurance services, including those provided over information derived from the financial information systems subject to audit or over the controls over those systems.

7 Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. These initiatives include the costs associated with Quantum, being a review of the Group’s organisational structure announced in 2019 to simplify the business and create a more efficient, agile and focused company. In 2019 and 2020, these also included a review of the Group’s manufacturing operations. It is expected that such restructuring programmes (related to Quantum) will be substantially complete by the end of 2022.

The costs of the Group’s initiatives are included in profit from operations under the following headings:

	2021 £m	2020 £m	2019 £m

Employee benefit costs (note 3)	160	91	364
Depreciation, amortisation and impairment costs (note 4)	(11)	151	63
Other operating income (note 5)	-	-	(7)
Other operating expenses	1	166	145

	150	408	565

The adjusting charge in 2021 relates to the cost of employee packages in respect of Quantum and the ongoing costs associated with initiatives to improve the effectiveness and efficiency of the Group as a globally integrated organisation. In addition, Quantum initiatives in certain countries have resulted in the move to above market business models utilising local distributors as importers. As a consequence, with the cessation of a physical presence in these markets, foreign exchange previously recognised in Other Comprehensive Income for these countries has been reclassified to the income statement and reported within other operating expenses (note 22(c)(i)).

Included under the Quantum initiatives above is a charge of £27 million, including £4 million for foreign exchange reclassified from equity (note 22(c)(i)), related to the Group’s withdrawal from Myanmar. In addition, as set out in note 4, goodwill in relation to Myanmar was impaired and charged to the income statement. These costs were recognised in 2021 as an adjusting item.

The depreciation, amortisation and impairment costs in 2021 include a credit of £25 million due to a partial reversal of previously estimated impairment following the revision of factory rationalisation initiatives.

Included within other operating expenses is a credit of £59 million representing the release of an accrual on the successful conclusion of the dispute with former shareholders of Reynolds American, as explained in note 31.

The adjusting charges in 2020 and 2019 relate to the ongoing restructuring costs associated with the implementation of revisions to the Group’s operating model, mainly in relation to Quantum, including the cost of packages in respect of permanent headcount reduction and permanent employee benefit reductions in the Group. The costs also cover the downsizing and factory rationalisation activities in the Netherlands and Hungary in 2020, Germany in 2019, and Russia and APME in both 2020 and 2019.

Also, in 2020, as a consequence of a reduction in volumes due to the significant increase in excise in Indonesia, the Group announced a restructuring programme which included the partial closure of the factory operations in Indonesia. As a result of this decision, a £69 million impairment was recognised in respect of machinery. This impairment charge related to some of the machinery in use as well as machinery held for future use which, following the significant changes in consumer preferences, is not expected to be brought in to manufacturing in the future.

Also included in other operating income in 2019 are amounts related to cash and reversal of deferred consideration associated with the acquisition of TDR d.o.o. (TDR) (note 27).

8 Net finance costs

(a) Net finance costs/(income)

	2021 £m	2020 £m	2019 £m

Interest expense	1,436	1,605	1,676
Interest expense on lease liabilities	24	26	32
Facility fees	33	23	10
Interest and fair value related to early repurchase of bonds (note 8(b))	-	142	-
Interest related to adjusting tax payables (note 8(b))	31	11	80
Fair value changes on derivative financial instruments and hedged items	252	(217)	367
Fair value change on other financial items (note 8(b))	24	-	-
Exchange differences	(279)	205	(479)

Finance costs	1,521	1,795	1,686

Interest under the effective interest method	(35)	(50)	(84)

Finance income	(35)	(50)	(84)

Net finance costs	1,486	1,745	1,602

The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 8(b). The derivatives that generate the fair value changes are explained in note 19.

Facility fees principally relate to the Group’s central banking facilities.

In October 2020, the Group completed a tender offer to repurchase sterling-equivalent £2,653 million of bonds, including £24 million of accrued interest. Following this, in November 2020, the Group also completed a ‘make-whole’ bond redemption exercise of sterling-equivalent £462 million of bonds, including £6 million of accrued interest. Further details on the tender offer and ‘make-whole’ redemption exercise are provided in note 26. Other costs directly associated with the early repurchase of bonds, including the premium paid, were treated as adjusting items, as detailed in note 8(b).

(b) Adjusting items included in net finance costs

Adjusting items are significant items in net finance costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

In 2021, as part of the disposal of the Group’s operations in Iran (note 27(d)), a provision of £24 million was charged to net finance costs against non-current investments held at fair value due to the uncertainty around recovery of these funds.

In addition, the Group recognised interest on adjusting tax payables of £31 million (2020: £11 million; 2019: £80 million), which included interest of £20 million (2020: £21 million; 2019: £28 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO) (note 10(b)), an amnesty tax payment in Turkey of £11 million (2020: £nil; 2019: £nil) and £nil (2020: net credit of £10 million; 2019: charge of £50 million) in respect of the excise dispute (note 6(g)) and withholding tax in Russia.

In 2020, the Group incurred additional interest costs of £157 million and fair value gains of £15 million in relation to the early repurchase of bonds.

9 Associates and joint ventures

	2021		2020		2019
	Total £m	Group’s share £m	Total £m	Group’s share £m	Total £m	Group’s share £m

Revenue	7,668	2,164	7,001	1,983	7,581	2,158
Profit from operations	1,911	567	2,006	591	2,386	704
Net finance costs	13	2	(6)	(2)	(7)	(2)
Profit on ordinary activities before taxation	1,924	569	2,000	589	2,379	702
Taxation on ordinary activities	(499)	(147)	(421)	(125)	(666)	(196)
Profit on ordinary activities after taxation	1,425	422	1,579	464	1,713	506
Non-controlling interests	(22)	(7)	(30)	(9)	(27)	(8)
Post-tax results of associates and joint ventures	1,403	415	1,549	455	1,686	498

Enumerated below are movements that have impacted the post-tax results of associates and joint ventures in 2021, 2020 and 2019. The amounts below were reported as adjusting items under the share of profit from associates in the income statement.

(a) Adjusting items

In 2021, the Group’s interest in ITC Ltd. (ITC) decreased from 29.42% to 29.38% (2020: 29.46% to 29.42%; 2019: 29.57% to 29.46%) as a result of ITC issuing ordinary shares under the ITC Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £6 million (2020: £17 million; 2019: £25 million), which is treated as a deemed partial disposal and included in the income statement.

In 2021, due to a challenging operating environment, the investment in Kamaran Industry & Investment Company, one of the Group’s associates in Yemen, was impaired. This resulted in a charge of £18 million to the income statement.

As detailed in note 14, as a result of the liquidation of Tisak d.d., the Group reclassified the foreign exchange previously recognised in other comprehensive income to the income statement. This resulted in a credit of £2 million to the income statement.

Also, in 2021, the Group incurred a £2 million charge in relation to the amortisation of acquired intangibles associated with the acquisition of Organigram in March 2021, as described in note 14.

In 2020, ITC recognised a charge in respect of the cost of leaf tobacco stocks destroyed in a third-party warehouse fire, the Group’s share of which was £4 million.

(b) Other financial information

The Group’s share of the results of associates and joint ventures is shown in the table below.

	2021	2020	2019
	Group’s share £m	Group’s share £m	Group’s share £m

Profit on ordinary activities after taxation
– attributable to owners of the Parent	415	455	498
Other comprehensive income:
Items that may be reclassified to profit and loss	(17)	(98)	(115)
Items that will not be reclassified to profit and loss	14	(34)	7

Total comprehensive income	412	323	390

Summarised financial information of the Group’s associates and joint ventures is shown below.

	2021
	ITC £m	Others £m	Total £m

Revenue	5,312	2,356	7,668

Profit on ordinary activities before taxation	1,931	(7)	1,924

Post-tax results of associates and joint ventures	1,427	(24)	1,403
Other comprehensive income	(11)	-	(11)

Total comprehensive income	1,416	(24)	1,392

	2020
	ITC £m	Others £m	Total £m

Revenue	4,892	2,109	7,001

Profit on ordinary activities before taxation	1,930	70	2,000

Post-tax results of associates and joint ventures	1,495	54	1,549
Other comprehensive income	(450)	-	(450)

Total comprehensive income	1,045	54	1,099

	2019
	ITC £m	Others £m	Total £m

Revenue	5,556	2,025	7,581

Profit on ordinary activities before taxation	2,322	57	2,379

Post-tax results of associates and joint ventures	1,646	40	1,686
Other comprehensive income	(365)	-	(365)

Total comprehensive income	1,281	40	1,321

10 Taxation on ordinary activities

(a) Summary of taxation on ordinary activities

	2021 £m	2020 £m	2019 £m

UK corporation tax	(25)	38	8

Comprising:
– current year tax expense	1	38	41
– adjustments in respect of prior periods	(26)	-	(33)

Overseas tax	2,401	2,387	2,047

Comprising:
– current year tax expense	2,418	2,369	2,074
– adjustments in respect of prior periods	(17)	18	(27)

Total current tax	2,376	2,425	2,055
Deferred tax	(187)	(317)	8

Comprising:
– deferred tax relating to origination and reversal of temporary differences	(29)	(184)	55
– deferred tax relating to changes in tax rates	(158)	(133)	(47)

	2,189	2,108	2,063

(b) Franked Investment Income Group Litigation Order

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income Group Litigation Order (FII GLO). There were 18 corporate groups in the FII GLO as at 31 December 2021. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.

The original claim was filed in 2003. The trial of the claim was split broadly into issues of liability and quantification. The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. The Supreme Court gave permission for a number of issues to be appealed in two separate hearings. The first, in February 2020, concerned the time limit for bringing claims. HMRC sought to challenge existing case law. In November 2020, the Supreme Court handed down its judgment. The Supreme Court agreed to overturn existing case law partially but introduced a new test for determining whether claims of this type are in time. The case has been remitted to the High Court to apply that new test to the facts. The second hearing was heard in December 2020 and concerned issues relating to the type of claims BAT is entitled to bring. The judgment from the second hearing was handed down in July 2021. Applying that judgment reduces the value of the FII claim to approximately £0.3 billion, mainly as the result of the application of simple interest and the limitation to claims for advance corporation tax offset against lawful corporation tax charges, which is subject to the determination of the timing issue by the High Court and any subsequent appeal.

During 2015, HMRC paid to the Group a gross amount of £1,224 million in two separate payments. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. The second payment in November 2015 followed the introduction of a new 45% tax on the interest component of restitution claims against HMRC. HMRC held back £261 million from the second payment contending that it represents the new 45% tax on that payment, leading to total cash received by the Group of £963 million. Actions challenging the legality of the withholding of the 45% tax have been lodged by the Group. The First Tier Tribunal found in favour of HMRC in July 2017 and the Group’s appeal to the Upper Tribunal was heard in July 2018 and judgment has not yet been handed down.

The net £0.9 billion held by the Group is higher than the current value of the claim referred to above. Due to the uncertainty of the amounts and eventual outcome, the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held within trade and other payables as disclosed in note 25. Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £20 million for the 12 months to 31 December 2021 (2020: £21 million; 2019: £28 million) accruing on the balance, which was also treated as an adjusting item.

The final resolution of all issues in the litigation is likely to take a number of years and the Group intends from 2022 onwards to commence annual interim repayments to HMRC of at least £50 million per annum.

(c) Factors affecting the taxation charge

The taxation charge differs from the standard 19% (2020: 19%; 2019: 19%) rate of corporation tax in the UK. The major causes of this difference are listed below:

	2021		2020		2019
	£m	%	£m	%	£m	%

Profit before tax	9,163		8,672		7,912
Less: share of post-tax results of associates and joint ventures (see note 9)	(415)		(455)		(498)
	8,748		8,217		7,414
Tax at 19% (2020 and 2019: 19%) on the above	1,662	19.0	1,561	19.0	1,409	19.0
Factors affecting the tax rate:
Tax at standard rates other than UK corporation tax rate	319	3.6	368	4.5	353	4.8
Other national tax charges	184	2.1	142	1.7	147	2.0
Permanent differences	87	1.0	20	0.3	122	1.6
Overseas withholding taxes	189	2.2	155	1.9	106	1.4
Double taxation relief on UK profits	(23)	(0.3)	(22)	(0.3)	(29)	(0.4)
(Utilised)/unutilised tax losses	(10)	(0.1)	5	0.1	16	0.2
Adjustments in respect of prior periods	(43)	(0.5)	18	0.2	(60)	(0.8)
Deferred tax relating to changes in tax rates	(158)	(1.8)	(133)	(1.6)	(47)	(0.6)
Additional net deferred tax (credits)/charges	(18)	(0.2)	(6)	(0.1)	46	0.6
	2,189	25.0	2,108	25.7	2,063	27.8

(d) Adjusting items included in taxation

In 2021, adjusting items in taxation included a net credit of £91 million mainly relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates.

In 2020, adjusting items in taxation included a net credit of £35 million mainly relating to the release of a provision regarding the application of overseas withholding tax, the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates and the excise dispute in Russia (note 6(g)).

In 2019, adjusting items in taxation total a credit of £65 million relating primarily to changes in U.S. state tax rates, relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017.

(e) Tax on adjusting items

In addition, the tax on adjusting items, separated between the different categories, as per note 11, amounted to £119 million (2020: £287 million; 2019: £373 million). The adjustment to the adjusted earnings per share (note 11) also includes £6 million (2020: £8 million; 2019: £17 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.

(f) Tax on items recognised directly in other comprehensive income

	2021 £m	2020 £m	2019 £m

Current tax	(4)	(5)	(7)
Deferred tax	(110)	23	138

(Charged)/credited to other comprehensive income	(114)	18	131

(g) Tax on items recognised directly in equity

In relation to the perpetual hybrid bonds issued on 27 September 2021 (note 22(d)), tax relief of £5 million has been recognised on the issuance costs and coupon incurred.

11 Earnings per share

Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether coupons have been deferred or paid in the period. Below is a reconciliation of the earnings used to calculate earnings per share:

	2021 £m	2020 £m	2019 £m

Earnings attributable to owners of the parent	6,801	6,400	5,704
Coupon on perpetual hybrid bonds	(15)	-	-
Tax on coupon on perpetual hybrid bonds	3	-	-

Earnings	6,789	6,400	5,704

Below is a reconciliation from basic to diluted earnings per share:

	2021			2020			2019
	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence

Basic earnings per share (ordinary shares of 25p each)	6,789	2,287	296.9	6,400	2,286	280.0	5,704	2,284	249.7
Share options	-	10	(1.3)	-	9	(1.1)	-	7	(0.7)
Diluted earnings per share	6,789	2,297	295.6	6,400	2,295	278.9	5,704	2,291	249.0

Adjusted earnings per share calculation

Earnings have been affected by a number of adjusting items, which are described in notes 3 to 10. Adjusting items are significant items in the profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance. To illustrate the impact of these items, an adjusted earnings per share calculation is shown below.

			Basic
			2021		2020		2019
	Notes		Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Basic earnings per share			6,789	296.9	6,400	280.0	5,704	249.7
Effect of restructuring and integration costs	7		150	6.5	408	17.8	565	24.7
Tax and non-controlling interests on restructuring and integration costs			(39)	(1.7)	(64)	(2.8)	(101)	(4.4)
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	4		363	15.9	548	24.0	675	29.6
Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles			(71)	(3.1)	(77)	(3.4)	(115)	(5.0)
Effect of associates’ adjusting items net of tax	9	(a)	12	0.5	(13)	(0.6)	(25)	(1.1)
Effect of Quebec class action	6	(h)	-	-	-	-	436	19.1
Tax on Quebec class action			-	-	-	-	(124)	(5.4)
Effect of excise and VAT disputes	6	(g)	26	1.1	(40)	(1.7)	202	8.9
Tax on excise and VAT disputes	10	(d)	(3)	(0.1)	14	0.6	(16)	(0.7)
Effect of disposal of BAT Pars	6	(f)	358	15.7	-	-	-	-
Other adjusting items	3,6	(d)	19	0.8	487	21.2	236	10.3
Tax effect on other adjusting items			(5)	(0.2)	(104)	(4.5)	(50)	(2.2)
Deferred tax relating to changes in tax rates	10		(98)	(4.3)	(21)	(0.9)	(49)	(2.2)
Effect of early repurchase of bonds	8	(b)	-	-	142	6.2	-	-
Tax effect of early repurchase of bonds			-	-	(32)	(1.4)	-	-
Effect of interest on FII GLO settlement and other	8	(b)	55	2.4	11	0.5	80	3.5
Tax effect of interest on FII GLO settlement and other			-	-	(4)	(0.2)	-	-
Effect of retrospective guidance on WHT	10	(d)	-	-	(42)	(1.8)	-	-
Adjusted earnings per share (basic)			7,556	330.4	7,613	333.0	7,418	324.8

			Diluted
				2021	2020		2019
	Notes		Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Diluted earnings per share			6,789	295.6	6,400	278.9	5,704	249.0
Effect of restructuring and integration costs	7		150	6.6	408	17.7	565	24.7
Tax and non-controlling interests on restructuring and integration costs			(39)	(1.7)	(64)	(2.8)	(101)	(4.4)
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	4		363	15.8	548	23.9	675	29.5
Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles			(71)	(3.1)	(77)	(3.4)	(115)	(5.0)
Effect of associates’ adjusting items net of tax	9	(a)	12	0.5	(13)	(0.6)	(25)	(1.1)
Effect of Quebec class action	6	(h)	-	-	-	-	436	19.0
Tax on Quebec class action			-	-	-	-	(124)	(5.4)
Effect of excise and VAT disputes	6	(g)	26	1.1	(40)	(1.7)	202	8.8
Tax on excise and VAT disputes	10	(d)	(3)	(0.1)	14	0.6	(16)	(0.7)
Effect of disposal of BAT Pars	6	(f)	358	15.6	-	-	-	-
Other adjusting items	3,6	(d)	19	0.8	487	21.2	236	10.3
Tax effect on other adjusting items			(5)	(0.2)	(104)	(4.5)	(50)	(2.2)
Deferred tax relating to changes in tax rates	10		(98)	(4.3)	(21)	(0.9)	(49)	(2.2)
Effect of early repurchase of bonds	8	(b)	-	-	142	6.2	-	-
Tax effect of early repurchase of bonds			-	-	(32)	(1.4)	-	-
Effect of interest on FII GLO settlement and other	8	(b)	55	2.4	11	0.5	80	3.5
Tax effect of interest on FII GLO settlement and other			-	-	(4)	(0.2)	-	-
Effect of retrospective guidance on WHT	10	(d)	-	-	(42)	(1.8)	-	-
Adjusted earnings per share (diluted)			7,556	329.0	7,613	331.7	7,418	323.8

Headline earnings per share as required by the JSE Limited

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2021 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants.

	Basic
	2021		2020		2019
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Basic earnings per share	6,789	296.9	6,400	280.0	5,704	249.7
Effect of impairment of intangibles, property, plant and equipment and assets held-for-sale	138	6.0	465	20.3	518	22.7
Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(42)	(1.8)	(74)	(3.3)	(79)	(3.5)
Effect of (gains)/losses on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	(10)	(0.4)	(26)	(1.1)	7	0.3
Tax and non-controlling interests on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	2	0.1	8	0.3	(1)	-
Effect of impairment of BAT Pars	83	3.6	-	-	-	-
Tax on impairment of BAT Pars	-	-	-	-	-	-
Effect of foreign exchange reclassification from reserves to the income statement
- Subsidiaries	291	12.7	-	-	-	-
- Associates	(2)	(0.1)	-	-	-	-
Issue of shares and change in shareholding in associate	(6)	(0.3)	(17)	(0.7)	(25)	(1.1)
Headline earnings per share (basic)	7,243	316.7	6,756	295.5	6,124	268.1

	Diluted
	2021		2020		2019
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Diluted earnings per share	6,789	295.6	6,400	278.9	5,704	249.0
Effect of impairment of intangibles, property, plant and equipment and assets held-for-sale	138	6.0	465	20.3	518	22.5
Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(42)	(1.8)	(74)	(3.3)	(79)	(3.4)
Effect of (gains)/losses on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	(10)	(0.4)	(26)	(1.1)	7	0.3
Tax and non-controlling interests on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	2	0.1	8	0.3	(1)	-
Effect of impairment of BAT Pars	83	3.6	-	-	-	-
Tax on impairment of BAT Pars	-	-	-	-	-	-
Effect of foreign exchange reclassification from reserves to the income statement
- Subsidiaries	291	12.6	-	-	-	-
- Associates	(2)	(0.1)	-	-	-	-
Issue of shares and change in shareholding in associate	(6)	(0.3)	(17)	(0.7)	(25)	(1.1)
Headline earnings per share (diluted)	7,243	315.3	6,756	294.4	6,124	267.3

12 Intangible assets

(a) Overview of intangible assets

	2021
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m

1 January
Cost	43,319	1,307	73,598	120	118,344
Accumulated amortisation and impairment		(885)	(2,116)		(3,001)

Net book value at 1 January	43,319	422	71,482	120	115,343

Differences on exchange	(68)	(3)	640	-	569
Additions
– internal development	-	-	-	139	139
– separately acquired	-	-	60	33	93
Reallocations	-	118	18	(136)	-
Amortisation charge	-	(116)	(319)	-	(435)
Impairment	(57)	(13)	(14)	-	(84)
31 December
Cost	43,194	1,266	74,227	156	118,843
Accumulated amortisation and impairment		(858)	(2,360)		(3,218)

Net book value at 31 December	43,194	408	71,867	156	115,625

	2020
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m

1 January
Cost	44,316	1,207	75,726	115	121,364
Accumulated amortisation and impairment		(780)	(1,797)		(2,577)

Net book value at 1 January	44,316	427	73,929	115	118,787

Differences on exchange	(824)	(3)	(2,252)	-	(3,079)
Additions
– internal development	-	-	-	142	142
– acquisitions (note 27)	36	-	39	-	75
– separately acquired	-	-	103	13	116
Reallocations	-	127	23	(150)	-
Amortisation charge	-	(121)	(338)	-	(459)
Impairment	(209)	(8)	(22)	-	(239)
31 December
Cost	43,319	1,307	73,598	120	118,344
Accumulated amortisation and impairment		(885)	(2,116)		(3,001)

Net book value at 31 December	43,319	422	71,482	120	115,343

(b) Goodwill

Goodwill of £43,194 million (2020: £43,319 million) is included in intangible assets in the balance sheet of which the following are the significant acquisitions: Reynolds American £33,021 million (2020: £32,719 million); Rothmans Group £4,408 million (2020: £4,591 million); Imperial Tobacco Canada £2,345 million (2020: £2,304 million); ETI (Italy) £1,384 million (2020: £1,474 million) and ST (principally Scandinavia) £1,043 million (2020: £1,111 million). The principal allocations of goodwill in the Rothmans’ acquisition are to the cash-generating units of Europe and South Africa, with the remainder mainly relating to operations in APME.

During 2021, the Group recognised a goodwill impairment charge of £57 million (2020: £209 million) as explained in note 12(e)(iv) below.

(c) Trademarks and similar intangibles

Trademarks and similar intangibles with indefinite lives

The net book value of trademarks and similar intangibles with indefinite lives is £69,475 million (2020: £68,839 million) and relates to the acquisition of Reynolds American. The trademarks acquired, including Newport, Camel, Natural American Spirit, Grizzly and Pall Mall, all of which are part of the Group’s Strategic Portfolio of key brands, form the core focus of the U.S. business and receive significant support in the form of dedicated internal resources, forecasting and, where appropriate, marketing investment. These trademarks have significant market share and positive cashflow growth expectations. There are no regulatory or contractual restrictions on the use of the trademarks, and there are no plans by management to significantly redirect resources elsewhere. Consequently, in the view of management, these trademarks do not have a foreseeable and definite end to their ability to generate future cash flows and hence are not amortised.

Trademarks and similar intangibles with definite lives

The majority of trademarks and similar intangibles with definite lives relate to trademarks acquired in previous years. These trademarks are amortised over their expected useful lives, which do not exceed 20 years. Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of Reynolds American £2,038 million (2020: £2,260 million). In 2020, the Group acquired the formulations, brands, associated know-how and other relevant assets owned by Dryft Sciences, LLC, relating to its white nicotine pouch products. These have been accounted as trademarks with a value of £103 million (see note 27(c)).

Also, in 2020, due to the migration to Vuse and difficult trading conditions in South Africa and the delisting of certain brands in Belize, the Group recognised an impairment charge of £18 million.

(d) Computer software and assets in the course of development

Included in computer software and assets in the course of development are internally developed assets with a carrying value of £517 million (2020: £513 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third-party consultants and software licence fees from third-party suppliers.

The Group has £2 million of future contractual commitments (2020: £6 million) related to intangible assets.

(e) Impairment testing

(i) Overview

a. Estimation uncertainty

As described in note 1, the critical accounting estimates used in the preparation of the consolidated financial statements include the review of asset values, especially indefinite life assets such as goodwill and certain trademarks and similar intangibles.

There is significant judgement with regard to assumptions and estimates involved in the forecasting of future cash flows, which form the basis of the assessment of the recoverability of these assets, with the effect that the value-in-use of calculations incorporate estimation uncertainty, particularly for certain assets held in relation to the Canadian, U.S., Malaysian, Peruvian and South African markets and the Global Travel Retail (GTR) business.

b. Impact of climate change

The impact of climate change on the future cash flows has been considered for scenarios analysed in terms of future access to tobacco and nicotine. The climate change scenario analyses – conducted in line with TCFD recommendations - undertaken this year did not identify any material financial impact.

(ii) Impairment testing – Trademarks and similar intangibles with indefinite lives (brands)

The trademarks and similar intangibles with indefinite lives (brands) have been tested for impairment on a value-in-use basis. The value-in-use calculations use cash flows based on detailed brand budgets prepared by management using projected sales volumes, revenues and projected brand profitability covering a five-year horizon and, thereafter, grown into perpetuity. Corporate costs are allocated to the brand budgets based on either specific allocations, where appropriate, or based on volumes. The pre-tax discount rates, ranging between 8.71% and 9.94%, and long-term growth rates of between 0.75% and 1%, applied to the brand value-in-use calculations have been determined by local management based on experience, specific market and brand trends and pricing and cost expectations. Following the application of a reasonable range of sensitivities, there was no indication of impairment.

Refer to note 12(e)(v) for further information on the Newport and Camel brand impairment testing. As the trademarks and similar intangibles with indefinite lives relate to the acquisition of Reynolds American, the brand budgets used in the value-in-use calculations have also been incorporated into the budget information used in the impairment testing of the Reynolds American goodwill.

(iii) Cash-generating units and information on goodwill impairment testing

In 2021, goodwill was allocated for impairment testing purposes to 17 (2020: 19) individual cash-generating units – one in the U.S. (2020: one), six in APME (2020: six), six in AMSSA (2020: seven) and four in ENA (2020: five).

The number of cash-generating units in AMSSA and ENA reduced by one as a result of the 2020 impairment of goodwill in Twisp and Blue Nile (note 12(e)(iv)).

	2021		2020
	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %

Cash-generating unit
Reynolds American	33,021	8.4	32,719	7.6
Europe	5,362	6.1	5,639	6.2
Canada	2,345	19.3	2,304	19.1
Australia	719	6.8	756	7.9
South Africa	512	14.6	552	11.5
Singapore	352	8.2	356	9.6
GTR	233	7.7	241	6.5
Malaysia	226	11.2	232	10.3
Peru	91	10.7	145	9.5
Other	333	6.8	375	7.8
Total	43,194		43,319

Included within ‘Other’ above is goodwill arising on various acquisitions that have been allocated to eight cash-generating units which are, individually, insignificant. The pre-tax discount rate represents the weighted average pre-tax discount rate.

The recoverable amounts of all cash-generating units have been determined on a value-in-use basis. The key assumptions for the recoverable amounts of all units are the budgeted volumes, revenues, operating margins and terminal growth rates, which directly impact the cash flows, and the discount rates used in the calculation. The long-term growth rate is used purely for the impairment testing of goodwill under IAS 36 Impairment of Assets and does not reflect long-term planning assumptions used by the Group for investment proposals or for any other assessments.

Pre-tax discount rates, as shown above, were used in the impairment testing, based on the Group’s weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments are made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the U.S. or comparable governments and by the relevant local government, adjusted for the Group’s own credit market risk. For ease of use and consistency in application, these results are periodically calibrated into bands based on internationally recognised credit ratings. The long-term growth rates and discount rates have been applied to the budgeted cash flows of each cash-generating unit. These cash flows have been determined by local management based on experience, specific market and brand trends, as well as pricing and cost expectations. These have been endorsed by Group management as part of the consolidated Group’s budget.

(iv) Impairment testing – Goodwill (excluding Reynolds American and Canada)

The value-in-use calculations use cash flows based on detailed financial budgets prepared by management covering a one-year period extrapolated over a 10-year horizon with growth of 3% (2020: 3%) in years 2 to 10 having been assumed as the long-term volume decline is more than offset by pricing to drive revenue growth. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well-balanced portfolio of brands and the industry in which it operates. For recent acquisitions and start-up ventures the detailed financial budget is expanded to reflect the medium-term plan of the country or market management spanning five years or beyond.

As a result of difficult trading conditions, the above assumptions were amended to reflect the short- to medium-term plans of the country or area management spanning up to a period of five years for the Malaysian, GTR, South African and Peruvian cash-generating units.

Having recognised an impairment charge in 2020 due to difficult trading conditions in Malaysia (£197 million), including high incidence of illicit trade and downtrading, the Malaysian CGU assessment was amended to reflect the short- to medium-term country plans. As a result of the assessment, in 2021, no further deterioration in performance was identified requiring further impairment consideration. The Group will continue to monitor Malaysia’s performance going forward to identify if any impairment triggers materialise.

During 2021, GTR continued to experience difficult trading conditions as a consequence of the COVID-19 pandemic, as global travel continued to be significantly constrained. As a result, management prepared forecasted cashflows assuming a phased recovery, alongside maintaining the long-term growth rate at 0%. Following the application of a reasonable range of sensitivities, there was no indication of impairment. For the GTR cash-generating unit headroom to reduce to £nil, the forecast cash flows would need to reduce by a further 79% in each forecast year or the pre-tax discount rate would need to increase to 29.7%. Management believes that the duty-free business will recover and therefore both scenarios are not considered, at this stage, to be reasonably possible.

South Africa continues to recover from a five-month sales ban in 2020, with the forecasted cashflows prepared to reflect the continued expected recovery. Following the application of a reasonable range of sensitivities, there was no indication of impairment. For the South African cash-generating unit headroom to reduce to £nil, the forecast cash flows would need to reduce by a further 23% in each forecast year or the pre-tax discount rate would need to increase to 18.9%. Management believes that the post-ban recovery will continue in South Africa and therefore both scenarios are not considered by management, at this stage, to be reasonably possible.

In Peru, due to continued difficult trading conditions as a consequence of the COVID-19 pandemic and its impact on the forecasted operating cashflows, the Group had recognised an impairment charge of £54 million in 2021. This partial impairment reduces the carrying value of goodwill to £91 million. Also, in 2021, the Group impaired in full the goodwill of Myanmar resulting in an impairment charge of £3 million.

The table below shows the headroom and the impairment charge that would be recognised if the assumptions used in the value-in-use calculation were changed:

	Carrying amount of CGU £m	Headroom £m	Increase in discount rate(1) £m	Decrease in cash flows(1) £m	Increase in terminal value(1) £m

			Change in headroom/impairment charge
Cash-generating unit
Peru (1)	91	-	(14)	(10)	(11)

(1) Peru: reasonably possible changes in key assumptions that would result in additional impairment would be a 1.6% increase in the pre-tax discount rate, a 10% decrease in forecast cash flows reflecting a permanent loss in volumes arising from the COVID-19 pandemic or a 1% increase in terminal decline.

With the exception of the Peruvian cash-generating unit, following the application of a reasonable range of sensitivities to all the cash-generating units, and after reflecting the impairments above, there was no indication of any further impairment.

In 2020, the Group also impaired in full the goodwill arising from the acquisitions of Twisp in South Africa and Blue Nile in Sudan due to difficult trading conditions in these markets. This resulted in the recognition of impairment charges of £11 million and £1 million, respectively.

(v)     Impairment testing – Reynolds American

Goodwill relating to Reynolds American and the Newport and Camel trademarks

On 29 April 2021, the FDA reconfirmed its intention to issue a proposed product standard to ban menthol as a characterising flavour in cigarettes. Management notes that the FDA announcement does not itself constitute a ban on menthol in cigarettes, and any proposed regulation of menthol in cigarettes would need to be introduced through the established U.S. comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. Management continues to believe that any ban, given the mechanisms and processes required to be followed in the U.S., is unlikely to be implemented within the next five years. In addition, it is unclear how any such potential U.S. regulation might affect the manufacture and marketing of Group combustible brands containing menthol. The base case scenario used in the impairment model therefore does not include any potential impact of changes in regulation in relation to menthol flavourings in combustibles within the five-year discrete forecast period. Any potential impacts have been captured within the terminal growth rate and discount rates applied.

The Group has a long-standing track record of managing regulatory shifts and, in the event of regulatory change, the Group remains confident in its ability to navigate that environment successfully.

Since 2018, having considered the combination of the risk of implementation and impact of any change in regulations, the Group has not recognised any impairment on either the Newport or Camel brands or the Reynolds American goodwill, as management concluded that there would not be a significant impact to the value-in-use.

The carrying amounts for Reynolds American goodwill, Newport and Camel brands intangibles were £33,021 million, £29,517 million and £12,485 million, respectively (2020: £32,719 million, £29,248 million and £12,371 million). The value-in-use calculations for brands, as described in note 12(e)(ii) above, have been incorporated in the base case scenario used in the Reynolds American goodwill model. The value-in-use calculations have been prepared based on a five-year cash flow forecast which assumes long-term volume decline of cigarettes. This decline is more than offset by pricing. After this forecast, a growth rate of 1% has been assumed for Reynolds American goodwill, 0.75% for Newport and 0.85% for Camel and a pre-tax discount rate of 8.4% (2020: 7.6%), 9.9% (2020: 8.3%) and 9.4% (2020: 8.3%), respectively.

The excess of value-in-use earnings over the carrying values (headroom) of the Reynolds American goodwill and the Newport and Camel brands intangibles would be reduced to nil if the following individual changes, none of which are considered reasonably possible by management, were made to the key assumptions used in the impairment model.

	Reynolds American goodwill %	Newport %	Camel %

Assumptions
Decrease in revenue by	7.2	15.1	15.2
Increase in pre-tax discount rate by	1.6	2.5	2.9
Decrease in terminal value rate by	1.4	5.1	5.6

For Reynolds American goodwill, the change in revenue assumption is based on combustibles revenue in the five-year forecast reducing by 7.2% in each year and assumes that other assumptions are not changed. For Newport and Camel, the change in revenue assumption is based on the revenue in the five-year forecast reducing by 15.1% and 15.2%, respectively in each year and assumes that other assumptions are not changed.

(vi)     Impairment testing – Canada

Goodwill relating to Imperial Tobacco Canada Ltd (ITCAN)

In March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (CCAA). If the CCAA bankruptcy protection were to end, significant liabilities might crystallise. As a consequence, to reflect the risk to future operating cash flows, the value-in-use calculations have been prepared based on a five-year cash flow forecast, after which a growth rate of -2.5% and a pre-tax discount rate of 19.3% (2020: 19.1%) have been assumed. Further information on the Quebec Class Actions and CCAA can be found in note 31.

In addition to the increase in discount rate, a reasonable range of sensitivities was applied to the value-in-use calculation, and there was no indication of impairment.

The excess of value-in-use earnings over the carrying values (headroom) of the ITCAN goodwill would be reduced to nil if the following individual changes, none of which are considered reasonably possible by management, were made to the key assumptions used in the impairment model. The change in revenue assumption is based on combustibles revenue in the five-year forecast reducing by 27.4% in each year and assumes that other assumptions are not changed.

Canada goodwill
%

Assumptions
Decrease in revenue by	27.4
Increase in pre-tax discount rate by	14.7

The £2,345 million of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2021 will continue to be reviewed on a regular basis. Any future impairment charge would result in a non-cash charge to the income statement that will be treated as an adjusting item.

13 Property, plant and equipment

(a) Overview of property, plant and equipment, including right-of-use assets

	2021
	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,518	798	5,807	217	764	9,104
Accumulated depreciation and impairment	(444)	(315)	(3,175)	(110)		(4,044)

Net book value at 1 January	1,074	483	2,632	107	764	5,060

Differences on exchange	(23)	(22)	(135)	(5)	(18)	(203)
Additions
– right-of-use assets	-	88	-	76	-	164
– separately acquired	-	1	45	-	508	554
Reallocations	44	51	441	1	(537)	-
Depreciation	(35)	(110)	(303)	(57)	-	(505)
Impairment	(4)	(2)	(37)	-	(11)	(54)
Right-of-use assets – reassessments, modifications and terminations	-	(11)	-	(5)	-	(16)
Disposals	(7)	(1)	(12)	-	-	(20)
Net reclassifications as held-for-sale	(16)	-	(11)	-	-	(27)
31 December
Cost	1,421	847	5,750	247	706	8,971
Accumulated depreciation and impairment	(388)	(370)	(3,130)	(130)		(4,018)

Net book value at 31 December	1,033	477	2,620	117	706	4,953

	2020
	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,503	785	5,795	215	921	9,219
Accumulated depreciation and impairment	(427)	(229)	(2,974)	(71)		(3,701)

Net book value at 1 January	1,076	556	2,821	144	921	5,518
Differences on exchange	(38)	(25)	(150)	(4)	(55)	(272)
Additions
– right-of-use assets	-	67	-	36	-	103
– separately acquired	2	-	40	-	459	501
– acquisition of subsidiaries (note 27(a))	-	1	-	-	-	1
Reallocations	84	14	427	-	(525)	-
Depreciation	(38)	(118)	(313)	(62)	-	(531)
Impairment	(5)	(1)	(184)	-	(36)	(226)
Right-of-use assets – reassessments, modifications and terminations	-	(11)	-	(7)	-	(18)
Disposals	(7)	-	(9)	-	-	(16)
Net reclassifications as held-for-sale	-	-	-	-	-	-
31 December
Cost	1,518	798	5,807	217	764	9,104
Accumulated depreciation and impairment	(444)	(315)	(3,175)	(110)		(4,044)

Net book value at 31 December	1,074	483	2,632	107	764	5,060

Refer to notes 4 and 7 for more information on property, plant and equipment impairments. The £27 million (2020: £nil) of assets reclassified as held-for-sale primarily relates to the disposal of the Iranian subsidiary, BAT Pars, as disclosed on note 27(d).

The Group has £90 million of future contractual commitments (2020: £110 million) related to property, plant and equipment.

(b) Right-of-use assets

In accordance with IFRS 16 Leases, the right-of-use assets related to leased properties have been included in the asset class ‘Leasehold Property’ (note 13(c)) and other right-of-use assets have been reported under ‘Plant, equipment and other leased’.

The Group leases various offices, warehouses, retail spaces, equipment and vehicles through its subsidiaries across the globe. Arrangements are entered into in the course of ordinary business, and lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions reflecting local commercial practice. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets representing ‘plant, equipment and other’ relate to leases of various assets including tobacco vending machines, industrial equipment and distribution vehicles in Brazil, Japan, Pakistan, Poland, Romania, Switzerland, U.S. and other countries.

(c) Leasehold property

As of 31 December 2021, the Group holds £165 million (2020: £132 million) of leasehold properties acquired and another £312 million (2020: £351 million) of right-of-use leased properties.

Assets representing ‘leasehold property’ relate to leases in respect of offices, retail space, warehouses and manufacturing facilities occupied by Group subsidiaries and include property leases with lease terms of more than five years in Brazil, Bangladesh, Germany, Mexico, Romania, Singapore and Vietnam, amongst other countries. In addition, capitalised expenditure representing leasehold improvements is included in this asset class.

	2021 £m	2020 £m
Leasehold land and property comprises
– net book value of long leasehold	14	17
– net book value of short leasehold	463	466

	477	483

	2021
Leasehold property net book value movements for the year ended 31 December 2021	Net book value at 1 January £m	Differences on exchange £m	Depreciation and impairment £m	Other net movements (*) £m	Net book value at 31 December £m
– Property acquired (IAS16)	132	(8)	(13)	54	165
– Right-of-use properties (IFRS16)	351	(14)	(99)	74	312

	483	(22)	(112)	128	477

	2020
Leasehold property net book value movements for the year ended 31 December 2020	Net book value at 1 January £m	Differences on exchange £m	Depreciation and impairment £m	Other net movements (*) £m	Net book value at 31 December £m
– Property acquired (IAS16)	135	(6)	(11)	14	132
– Right-of-use properties (IFRS16)	421	(19)	(108)	57	351

	556	(25)	(119)	71	483

(*)

Property acquired (IAS 16 Property, plant and equipment) other net movements represent additions (directly acquired and/or transferred from assets in the course of construction) net of disposals, whereas the right-of-use properties (IFRS 16) other net movements relates to new leases net of reassessments, modifications and terminations as reported in the Property, plant and equipment movement table in note 13(a). Other net movements also includes £nil (2020: £1 million) in relation to acquired companies.

(d) Freehold property

As of 31 December 2021, the Group owns freehold property amounting to £1,033 million (2020: £1,074 million), representing factories, warehouses and office buildings together with adjoining land, mainly in the U.S., UK, Bangladesh, Indonesia and South Korea.

	2021 £m	2020 £m

Cost of freehold land within freehold property on which no depreciation is provided	242	251

14 Investments in associates and joint ventures

	2021 £m	2020 £m
1 January	1,796	1,860
Total comprehensive income (note 9)	412	323
Dividends	(392)	(394)
Additions (note 27(c))	130	5
Other equity movements	2	2

31 December	1,948	1,796

Non-current assets	1,286	1,021
Current assets	1,144	1,155
Non-current liabilities	(83)	(61)
Current liabilities	(399)	(319)

	1,948	1,796

ITC Ltd. (Group’s share of the market value is £7,839 million (2020: £7,574 million))	1,759	1,724
Other listed associates (Group’s share of the market value is £232 million (2020: £184 million))	154	26
Unlisted associates	35	46

	1,948	1,796

The principal associate undertaking of the Group is ITC Ltd. (ITC). Included within the dividends amount of £392 million (2020: £394 million) are £383 million (2020: £386 million) attributable to dividends declared by ITC.

Organigram Inc.

On 11 March 2021, the Group announced a strategic collaboration agreement with Organigram Inc., a wholly owned subsidiary of publicly traded Organigram Holdings Inc. (collectively, Organigram). Under the terms of the transaction, a Group subsidiary acquired a 19.9% equity stake in Organigram Holdings Inc. (listed on both the Nasdaq and Toronto Stock Exchange under the symbol ‘OGI’) to become its largest shareholder.

The Group’s share of the fair value of net assets acquired included £49 million of intangibles and £30 million of goodwill, representing a strategic premium to enter the legal cannabis market in North America.

The carrying value of the investment at 31 December 2021 is £125 million, which is higher than the value implied by the market price of individual shares at that date. Due to the likelihood of short-term volatility in the share price, third-party valuations were considered which indicate a valuation for the Group’s investment in excess of the current carrying value. Any potential impairment of the investment would be immaterial to the Group. Management will continue to monitor the carrying value, in line with IAS 36, over the course of future periods.

Tisak d.d.

The Group’s investment in Tisak d.d. (Tisak) was acquired as part of the TDR transaction (note 27). During 2016, the Group entered into an agreement with Tisak’s parent Agrokor d.d. (Agrokor) to convert certain outstanding trading balances into long-term loans and an additional shareholding in Tisak. As part of the agreement, Agrokor had the right to reacquire the additional shareholding in Tisak. As a consequence of this, while the Group had legal ownership of the additional shareholding, it did not consider that the shares provided any additional equity interest and continued to account for 26% of the equity of Tisak. In 2017, due to the financial difficulties of Agrokor and Tisak, the Group fully impaired this investment resulting in a charge of £27 million to the income statement in that year that was reported as an adjusting item. In July 2018, Agrokor’s creditors approved a settlement plan proposed by Agrokor’s administrators. The settlement plan has not returned any value to the Group, and Tisak was liquidated on 21 September 2021.

ITC Ltd.

ITC is an Indian conglomerate based in Kolkata and maintains a presence in cigarettes, hotels, paper and packaging, agri-business and other fast-moving goods (e.g. confectionery, branded apparel, personal care, stationery and safety matches). BAT’s interest in ITC is 29.38%.

ITC prepares accounts on a quarterly basis with a 31 March year-end. As permitted by IAS 28 Investments in associates and joint ventures, results up to 30 September 2021 have been used in applying the equity method. This is driven by the availability of information at the half-year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2021.

	2021 £m	2020 £m
Non-current assets	3,889	3,399
Current assets	3,391	3,513
Non-current liabilities	(231)	(194)
Current liabilities	(1,061)	(858)

	5,988	5,860

Group’s share of ITC Ltd. (2021: 29.38%; 2020: 29.42%)	1,759	1,724

15 Retirement benefit schemes

The Group operates various funded and unfunded defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution pension schemes through its subsidiary undertakings in multiple jurisdictions, with its most significant arrangements being in the U.S., UK, Canada, Germany, Switzerland and the Netherlands. Together, schemes in these territories account for over 90% of the total underlying obligations of the Group’s defined benefit arrangements and over 70% of the defined benefit net costs charged to adjusted profit.

Pension obligations consist mainly of final salary pension schemes which provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. In addition, the Group operates several healthcare benefit schemes, of which the most significant are in the U.S. and Canada. The majority of defined benefit schemes allow for the future accrual of benefits. With the exception of arrangements required under local regulations, most of the Group’s arrangements are closed to new entrants.

Benefits provided through defined contribution schemes are charged as an expense as payments fall due. The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.

Through its defined benefit pension schemes and healthcare benefit schemes, the Group is exposed to a number of risks, including:

-

Asset volatility: The scheme liabilities are calculated using discount rates set by reference to bond yields. If scheme assets underperform this yield, e.g. due to stock market volatility, this will create a deficit. However, most funded schemes hold a proportion of assets which are expected to outperform bonds in the long term, and the majority of schemes by value are subject to local regulation regarding funding deficits.

-

Changes in bond yields: A decrease in corporate bond yields will increase scheme liabilities, although this will be partially offset by an increase in the value of the schemes’ bond holdings, ‘buy-in’ insurance assets or other hedging instruments.

-

Inflation risk: Some of the Group’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities, although in most cases, caps on the level of inflationary increases are in place in the scheme rules, while some assets and derivatives provide specific inflation protection.

-

Life expectancy: The majority of the schemes’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. Assumptions regarding mortality and mortality improvements are regularly reviewed in line with actuarial tables and scheme specific experience.

The Group has an internal body, the Pensions Executive Committee (PEC), that is chaired by the Finance and Transformation Director. The PEC sets and oversees a set of philosophies, policies and practices in respect of post-employment benefits including, but not limited to, design, funding, investment strategy, risk management and governance. It also reviews significant changes to defined benefit schemes in the countries with the most significant liabilities, and defined contribution schemes in the countries with the most significant costs. Significant changes to defined benefit arrangements include scheme closures to future accrual and risk management exercises such as the ‘buy-in’ and ‘buy-out’ transactions referred to below.

A ‘buy-out’ transaction is where a pension scheme derecognises all (or part) of its liabilities, removing it from the balance sheet, by permanently transferring those obligations from the sponsoring employer to a third-party provider and eliminating all further legal or constructive obligation to the pension scheme or to the sponsoring employer. By contrast, with a ‘buy-in’ transaction the scheme liabilities remain on the balance sheet and the sponsoring employer remains responsible for the fulfilment of the pension obligations. However, these obligations are de-risked through the purchase of an insurance product designed to match the underlying cash flows of the pension liability reducing the risks associated with improved longevity and interest and discount rate movements. The Group consequently benefits from the ‘buy-in’ as it reduces the individual scheme’s reliance on the Group for future cash funding requirements.

All of the Group’s arrangements, including funded schemes where formal trusts or equivalents are required, have been developed and are operated in accordance with local practices and regulations where applicable in the countries concerned. Responsibility for the governance of these schemes, including specific investment decisions and funding contribution schedules, generally lies with the trustees, or equivalent bodies, of each arrangement. The trustees will usually consist of representatives appointed by both the sponsoring company and the beneficiaries.

The funded arrangements in the Group have policies on investment management, including strategies over a preferred long-term investment profile, and schemes in certain territories including Canada and the Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities. In addition, as noted below, certain arrangements in the UK and Canada have been de-risked through the purchase of insurance policies. The majority of funded schemes are subject to local regulations regarding funding requirements. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, and after taking into account regulatory requirements in each territory. The Group’s contributions to funded defined benefit schemes in 2022 in total are expected to be £83 million compared to £74 million in 2021.

U.S.

In the U.S., the main funded pension plans are the Reynolds American Retirement Plan (PEP) and the Retirement Income Plan for Certain RAI Affiliates (Affiliates), and the only funded healthcare scheme is the Brown & Williamson Tobacco Corporation

Welfare & Fringe Benefit Plan, all of which are established with corporate trustees that are required to run the plans in accordance with the plan’s rules and to comply with all relevant legislation, including the Employee Retirement Income Security Act of 1974.

The corporate trustees act as custodians with a committee of local management acting in a fiduciary capacity with regard to investment decisions, risk mitigation and administration of the arrangements. Contributions to the various funded plans are agreed with the named fiduciary, scheme actuaries and the committee of local management after taking account of statutory requirements including the Pension Protection Act of 2006, as amended. Through its U.S. subsidiaries, the Group may make significant contributions, either as required by statutory requirements or at the discretion of the Group, with the aim of maintaining a funding status of at least 90% and remaining fully funded in the long term. During 2021, the Group did not contribute to its funded pension and post-retirement plans in the U.S. and does not expect to do so in 2022.

For funded plans in the U.S., the trustees employ a risk mitigation strategy which seeks to balance pension plan returns with a reasonable level of funded status volatility. Based on this framework, the asset allocation has two primary components. The first component is the hedging portfolio, which uses extended duration fixed income holdings (typically U.S. Government and investment grade corporate bonds) and, to a lesser extent, derivatives to match a portion of the interest rate risk associated with the benefit obligations, thereby reducing expected funded status volatility. The second component is the return-seeking portfolio, which is designed to enhance portfolio returns. The return-seeking portfolio is broadly diversified across asset classes.

On 7 October 2021, the Group concluded a transaction affecting portions of the membership of the PEP and the Affiliates plans referred to above, allowing the Group to fully settle portions of its liability by transferring the obligations to the Metropolitan Tower Life Insurance Company in a buy-out. Approximately US$1.9 billion (£1.4 billion) of plan liabilities have been removed from the balance sheet, resulting in a settlement gain of £35 million.

At 31 December 2021, the PEP and Affiliates plans referred to above were reporting surpluses under IAS 19 totalling £463 million (2020: £232 million). Under the rules of these plans, after assuming the gradual settlement of the plan liabilities over the lives of the arrangements, any surplus would be returnable to the Group in the event of a termination or could otherwise be repurposed for other existing or replacement benefit plans, and accordingly, no surplus restrictions have been recognised.

United Kingdom

In the UK, the main pension arrangement is the British American Tobacco UK Pension Fund (UKPF), which is established under trust law and has a corporate trustee that is required to run the scheme in accordance with the UKPF’s Trust Deed and Rules and to comply with the Pension Scheme Act 1993, Pensions Act 1995, Pensions Act 2004 and all other relevant legislation. With effect from 1 July 2020, UKPF was closed to further accrual of benefits with all active members becoming deferred members. A past service credit was recognised on the difference between the salary increase assumption for active members and the inflation assumption for deferred members at the date of the plan amendment and curtailment of benefits.

The formal triennial actuarial valuation of the UKPF was last carried out with an effective date of 31 March 2020. This showed that UKPF had a surplus of £139 million on a Technical Provisions basis, in accordance with the statutory funding objective. The Trustee also has a Long-Term Funding Target to be fully funded on a Solvency Liabilities basis by 2026, and on this basis UKPF had a surplus of £7 million at the valuation date. Under IAS 19, this was reported as a net retirement benefit asset of £293 million (2020: £389 million).

Following the completion of the valuation noted above, the Trustee and the Group agreed a new Schedule of Contributions with an effective date of 5 October 2020. This schedule was subsequently replaced with a new Schedule with an effective date of 30 March 2021, such that the Group made no contributions in 2021 but is committed to pay £18 million in July 2022 and £18 million in July 2023 as contributions towards further de-risking of UKPF’s assets and securing members’ benefits. Contributions were £21 million in 2020 and £30 million in 2019.

Under the UKPF scheme rules, the Trustee does not have a unilateral power to commence a wind up of UKPF, and the Group has recognised a surplus as an unconditional right to a refund assuming the gradual settlement of the UKPF liabilities over the life of the scheme with any future surplus returnable to the Group at the end of the life of the scheme. The funding commitment is not considered onerous and no additional liabilities or surplus restrictions have been recognised.

As part of its risk management strategy, on 31 May 2019, the UK Trustee entered into a buy-in agreement with Pension Insurance Corporation plc (‘PIC’) to acquire an insurance policy with the intent of matching a specific part of UKPF’s future cash flows arising from the accrued pension liabilities of retired and deferred members and improving the security to the UKPF and its members. On an IAS 19 basis, the subsequent fair value of the insurance policy matches the present value of the liabilities being insured. On 19 May 2021, the Trustee entered into an agreement with PIC to acquire a second buy-in policy which involved the transfer of £383 million of assets held by UKPF to PIC. As a result of these transactions, approximately 84% of the assets held by UKPF (2020: 75%) are represented by the buy-in contracts, covering 91% of UKPF’s liabilities (2020: 83%).

For the residual assets held by UKPF, the current allocation is broadly split as 75% in risk reducing assets and 25% in return seeking assets. The return seeking portfolio is invested in illiquid assets which, in the normal course of events, will wind down naturally over time, with their value being realised as the investments mature. This is consistent with the Trustee’s ultimate target which is to be 100% invested in risk reducing assets or matching assets. Given the strong funding position of UKPF as shown in the 31 March 2020 Actuarial valuation, the Trustee will continue to review the investment strategy and may look to increase the proportion of risk-reducing or matching assets, commensurate with their ultimate target to further reduce UKPF’s exposure to asset volatility.

Other territories

Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the Contractual Trust Arrangements and are anticipated to be around £37 million in 2022 and £33 million per annum for the four years after that. Contributions to pension schemes in Canada, Netherlands and Switzerland in total are anticipated to be around £11 million in 2022 and then also around £11 million per annum for the four years after that.

For schemes in the Netherlands reporting surpluses of £77 million (2020: £26 million), these surpluses have been recognised as an unconditional right to a refund assuming the gradual settlement of the pension liabilities over the life of the scheme, with any future surplus returnable to the Group at the end of the life of the scheme. For schemes in surplus in Canada of £27 million (2020: £19 million), the economic benefit has been calculated as a combination of the expected level of administration expenses which may be charged to the plan assets in accordance with the plan rules, which economically represents a potential surplus refund, and the value of the employer reserve account as defined in legislation, which represents a potential reduction in contributions on an ongoing basis or a surplus refund at the end of the life of the scheme.

On 2 September 2021, the Group through its Canadian subsidiaries entered into a buy-in agreement with five insurers to acquire insurance policies that operate as assets of its largest Canadian scheme, the Imasco Pension Fund Society Plan (Society Plan), by transferring plan assets of CAD $766 million (£451 million). The transaction was met entirely from the pension plan assets with no further funding required from the Group. The buy-in covered all the Society Plan’s liabilities in relation to pensioners and deferred members as well as the pensions accrued up to 31 December 2020 for active members. The Group consequently benefits from the buy-in as it reduces the Society Plan’s reliance on the Group for future cash funding requirements. For the residual assets, the Society Plan is 100% invested in risk reducing assets, consistent with the Canadian subsidiary’s ultimate de-risking target.

Unfunded arrangements

The majority of benefit payments are from trustee administered funds, however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due, including UK-based Defined Benefit and Defined Contribution Unapproved Unfunded Retirement Benefit Schemes (DB UURBS and DC UURBS respectively). The DC UURBS credits accrued in the year are increased in line with the Company’s Weighted Average Cost of Debt and the scheme is therefore treated as a defined benefit scheme under IAS 19. For unfunded pension schemes in the U.S. and UK, 38% of the liabilities reported at year-end are expected to be settled by the Group within 10 years, 28% between 10 and 20 years, 19% between 20 and 30 years, and 15% thereafter. For unfunded healthcare schemes in the U.S. and Canada, 63% of the liabilities reported at year-end are expected to be settled by the Group within 10 years, 27% between 10 and 20 years, 8% between 20 and 30 years, and 2% thereafter.

The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total
	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m
Present value of funded scheme liabilities	(9,859)	(11,970)	(225)	(253)	(10,084)	(12,223)
Fair value of funded scheme assets	10,644	12,403	172	173	10,816	12,576

	785	433	(53)	(80)	732	353
Unrecognised funded scheme surpluses	(16)	(16)	-	-	(16)	(16)

	769	417	(53)	(80)	716	337
Present value of unfunded scheme liabilities	(555)	(602)	(482)	(545)	(1,037)	(1,147)

	214	(185)	(535)	(625)	(321)	(810)

The above net (liability)/asset is recognised in the balance sheet as follows:

– retirement benefit scheme liabilities	(702)	(897)	(537)	(627)	(1,239)	(1,524)
– retirement benefit scheme assets	916	712	2	2	918	714

	214	(185)	(535)	(625)	(321)	(810)

The net liabilities of funded pension schemes by territory are as follows:
	Liabilities		Assets		Total

	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m

– U.S.	(3,378)	(5,012)	3,748	5,144	370	132
– UK	(3,357)	(3,485)	3,645	3,866	288	381
– Germany	(913)	(1,035)	896	918	(17)	(117)
– Canada	(706)	(756)	724	758	18	2
– Netherlands	(769)	(873)	846	893	77	20
– Switzerland	(317)	(348)	311	312	(6)	(36)
– Rest of Group	(419)	(461)	474	512	55	51

Funded schemes	(9,859)	(11,970)	10,644	12,403	785	433

Of the Group’s unfunded pension schemes, 57% (2020: 54%) relate to arrangements in the UK and 32% (2020: 32%) relate to arrangements in the U.S., while 85% (2020: 85%) of the Group’s unfunded healthcare arrangements relate to arrangements in the U.S..

The amounts recognised in the income statement are as follows:

	Pension schemes		Healthcare schemes		Total

	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m
Defined benefit schemes
Service cost
– current service cost	60	72	2	2	62	74
– past service credit, curtailments and settlements	(29)	(12)	-	-	(29)	(12)
Net interest on the net defined benefit liability
– interest on scheme liabilities	226	300	19	27	245	327
– interest on scheme assets	(226)	(289)	(5)	(7)	(231)	(296)
– interest on unrecognised funded scheme surpluses	1	1	-	-	1	1

	32	72	16	22	48	94
Defined contribution schemes	91	88	-	-	91	88

Total amount recognised in the income statement (note 3)	123	160	16	22	139	182

The above charges are recognised within employee benefit costs in note 3 and include a credit of £23 million in 2021 (2020: charge of £10 million) in respect of settlements, past service costs and defined contribution costs reported as part of the restructuring costs and other adjusting items charged in arriving at profit from operations (note 7). Included in current service cost in 2021 is £15 million (2020: £16 million) of administration costs. Current service cost is stated after netting employee contributions, where applicable.

The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total

	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m
Present value at 1 January	12,572	12,032	798	829	13,370	12,861
Differences on exchange	(122)	(106)	5	(23)	(117)	(129)
Current service cost	60	72	2	2	62	74
Past service credit and settlements	(1,426)	(58)	-	-	(1,426)	(58)
Interest on scheme liabilities	226	300	19	27	245	327
Contributions by scheme members	3	1	-	-	3	1
Benefits paid	(705)	(737)	(55)	(58)	(760)	(795)
Actuarial losses/(gains)
– arising from changes in demographic assumptions	147	26	3	(7)	150	19
– arising from changes in financial assumptions	(394)	1,032	(18)	59	(412)	1,091
Experience losses/(gains)	53	10	(47)	(31)	6	(21)

Present value at 31 December	10,414	12,572	707	798	11,121	13,370

Changes in financial assumptions principally relate to discount rate movements in both years. Past service and settlements in the table above includes amounts relating to the U.S. buy-out transaction during the year.

Scheme liabilities by scheme membership:

	Pension schemes		Healthcare schemes		Total

	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m
Active members	1,090	1,305	41	54	1,131	1,359
Deferred members	1,750	1,897	1	2	1,751	1,899
Retired members	7,574	9,370	665	742	8,239	10,112

Present value at 31 December	10,414	12,572	707	798	11,121	13,370

Approximately 95% of scheme liabilities in both years relate to guaranteed benefits.

The movements in funded scheme assets are as follows:

	Pension schemes		Healthcare schemes		Total

	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m
Fair value of scheme assets at 1 January	12,403	11,682	173	178	12,576	11,860
Differences on exchange	(116)	(117)	-	(7)	(116)	(124)
Settlements	(1,397)	(45)	-	-	(1,397)	(45)
Interest on scheme assets	226	289	5	7	231	296
Company contributions	74	103	-	-	74	103
Contributions by scheme members	3	3	-	-	3	3
Benefits paid	(668)	(696)	(13)	(15)	(681)	(711)
Actuarial gains	119	1,184	7	10	126	1,194

Fair value of scheme assets at 31 December	10,644	12,403	172	173	10,816	12,576

The actuarial gains and losses in both years principally relate to movements in the fair values of scheme assets including revaluations on initial recognition and subsequent remeasurement of insurance assets acquired in the buy-in transactions referred to above. Actual returns are stated net of applicable taxes and fund management fees. Past service and settlements in the table above includes amounts relating to the U.S. buy-out transaction during the year.

Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds.

	Pension schemes		Healthcare schemes		Total

	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m
Equities – listed	741	1,259	6	5	747	1,264
Equities – unlisted	892	992	65	68	957	1,060
Bonds – listed	1,929	2,432	5	5	1,934	2,437
Bonds – unlisted	1,924	3,163	72	73	1,996	3,236
Other assets – listed	543	202	15	13	558	215
Other assets – unlisted	4,615	4,355	9	9	4,624	4,364

Fair value of scheme assets at 31 December	10,644	12,403	172	173	10,816	12,576

In the above analysis, investments via equity-based investment funds are shown under listed equities, and investments via bond-based investment funds are shown under listed bonds. Other assets include insurance contracts, cash and other deposits, derivatives and other hedges, recoverable taxes, infrastructure investments and investment property.

In the U.S., pension plan assets are invested using active investment strategies and multiple investment management firms. Managers within each asset class cover a range of investment styles and approaches. Allowable investment types include global equity, fixed income, real assets, private equity and absolute return. The range of allowable investment types utilised for pension assets provides enhanced returns and more widely diversifies the plan.

As noted above, during 2021 and 2019, the UKPF Trustee acquired insurance policies that operate as a UK Fund investment asset in a buy-in transaction. The residual assets now predominantly consist of liability driven investments and absolute return funds as well as a proportion of illiquid investments, such as private equity and infrastructure investments. Insurance policies acquired in buy-in transactions in the UK and Canada are included within ‘other assets-unlisted’ in the table above.

The fair values of listed scheme assets were derived from observable data including quoted market prices and other market data, including market values of individual segregated investments and of pooled investment funds where quoted. The fair value of buy-in insurance products was estimated as the present value of the underlying obligations covered by the insurance policy. The fair values of other unlisted assets were derived from cash flow projections of estimated future income after taking into account the estimated recoverable value of these assets.

The recognition of retirement benefit surpluses on the balance sheet is restricted where the economic benefit, in the form of a potential refund or reduction in future contributions, has a present value which is less than the net assets of the scheme. The movements in the unrecognised scheme surpluses, recognised in other comprehensive income, are as follows:

	Pension schemes			Healthcare schemes			Total

	2021 £m	2020 £m	2019 £m	2021 £m	2020 £m	2019 £m	2021 £m	2020 £m	2019 £m
Unrecognised funded scheme surpluses at 1 January	(16)	(28)	(20)	-	-	-	(16)	(28)	(20)
Differences on exchange	2	3	(1)	-	-	-	2	3	(1)
Interest on unrecognised funded scheme surpluses	(1)	(1)	-	-	-	-	(1)	(1)	-
Movement in year (note 22)	(1)	10	(7)	-	-	-	(1)	10	(7)

Unrecognised funded scheme surpluses at 31 December	(16)	(16)	(28)	-	-	-	(16)	(16)	(28)

The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following territories are shown below. In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date.

	2021						2020

	U.S.	UK	Germany	Canada	Netherlands	Switzerland	U.S.	UK	Germany	Canada	Netherlands	Switzerland

Rate of increase in salaries (%)	3.4	-	2.5	2.5	1.4	1.2	3.4	-	2.5	3.0	2.1	1.1
Rate of increase in pensions in payment (%)	2.5	3.4	1.8	Nil	1.1	Nil	2.5	3.0	1.5	Nil	0.9	Nil
Rate of increase in deferred pensions (%)	0.1	3.0	1.8	Nil	1.1	-	-	2.2	1.5	Nil	0.9	-
Discount rate (%)	3.0	1.8	1.3	2.8	1.0	0.2	2.6	1.4	0.9	2.3	0.5	-
General inflation (%)	2.5	3.4	1.8	2.0	2.0	1.0	2.5	3.0	1.5	2.0	2.0	0.9

	2021						2020

	U.S.	UK	Germany	Canada	Netherlands	Switzerland	U.S.	UK	Germany	Canada	Netherlands	Switzerland

Weighted average duration of liabilities (years)	12.3	16.7	13.6	11.0	17.1	13.3	11.6	17.0	14.0	11.0	18.0	13.4

For healthcare inflation in the U.S., the assumption is 7.0% for 2021 (2020: 6.0%) and in Canada, the assumption is 5.0% for both years.

Mortality assumptions are subject to regular review. The principal schemes used the following tables:

U.S.	PRI-2012 mortality tables without collar or amount, projected with MP-2021 generational projection (2020: PRI-2012 mortality tables without collar or amount, projected with MP-2020 generational projection)

UK	S2PA (YOB) with the CMI (2020) improvement model with a 1.25% long-term improvement rate (2020: S2PA (YOB) with the CMI (2019) improvement model with a 1.25% long-term improvement rate)

Germany	RT Heubeck 2018 G (both years)

Canada	CPM-2014 Private Table (both years)

Netherlands	AG Prognosetafel 2020 (both years)

Switzerland	LPP/BVG 2020 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate (2020: LPP/BVG 2015 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate)

Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

	U.S.		UK		Germany		Canada		Netherlands		Switzerland

	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female

31 December 2021
Member age 65 (current life expectancy)	21.6	23.5	22.9	24.2	20.5	23.9	22.0	24.3	20.7	24.1	21.9	23.6
Member age 45 (life expectancy at age 65)	22.1	24.0	24.5	25.9	23.2	26.2	23.0	25.3	22.8	25.8	23.8	25.5
31 December 2020
Member age 65 (current life expectancy)	20.4	22.4	22.8	24.1	18.3	23.8	21.6	24.0	20.6	24.0	21.9	23.9
Member age 45 (life expectancy at age 65)	21.9	23.8	24.5	25.9	23.1	26.0	22.6	24.9	22.7	25.7	23.8	25.8

For the remaining territories, typical assumptions are that real salary increases will be from 0% to 8.0% (2020: 0% to 9.0%) per annum and discount rates will be from 0% to 11.0% (2020: 0% to 12.0%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation. Assumptions of life expectancy are in line with best practice in each territory. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.

The valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2021 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	0.25 percentage point increase £m	0.25 percentage point decrease £m
Average life expectancy – increase/(decrease) of scheme liabilities	271	(267)
Rate of inflation – increase/(decrease) of scheme liabilities			182	(175)
Discount rate – (decrease)/increase of scheme liabilities			(327)	346

A one percentage point increase in healthcare inflation would increase healthcare scheme liabilities by £33 million, and a one percentage point decrease would decrease liabilities by £25 million. The income statement effect of this change in assumption is not material.

16 Deferred tax

Net deferred tax (liabilities)/assets comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Trademarks £m	Other temporary differences £m	Total £m

1 January 2021	(13)	(189)	58	(231)	246	(16,784)	1,133	(15,780)
Differences on exchange	(3)	5	(3)	2	(4)	(149)	4	(148)
Credited/(charged) to the income statement	12	(16)	34	8	(22)	63	(50)	29
Credited/(charged) relating to changes in tax rates	-	49	5	-	(3)	91	16	158
Charged to other comprehensive income	-	-	-	-	(78)	-	(32)	(110)

31 December 2021	(4)	(151)	94	(221)	139	(16,779)	1,071	(15,851)

1 January 2020	(45)	(208)	79	(318)	279	(17,408)	995	(16,626)
Differences on exchange	4	13	(3)	8	-	528	(44)	506
Credited/(charged) to the income statement	28	(6)	(21)	(18)	(12)	75	138	184
Credited relating to changes in tax rates	-	12	3	97	-	21	-	133
(Charged)/credited to other comprehensive income	-	-	-	-	(21)	-	44	23

31 December 2020	(13)	(189)	58	(231)	246	(16,784)	1,133	(15,780)

The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £611 million and deferred tax liability of £16,462 million (2020: deferred tax asset of £534 million and deferred tax liability of £16,314 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority.

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £342 million (2020: £342 million) which have no expiry date and unused tax losses of £452 million (2020: £458 million) which will expire within the next 20 years.

In 2021 and 2020 the Group has not recognised any deferred tax asset in respect of deductible temporary differences which have no expiry date and has not recognised £148 million (2020: £173 million) in respect of deductible temporary differences which will expire within the next 10 years.

At the balance sheet date, the Group has unused tax credits of £80 million (2020: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.

At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax and for which no withholding tax liability has been recognised was £0.9 billion (2020: £0.6 billion).

17 Trade and other receivables

	2021	2020
	£m	£m
Trade receivables	2,998	2,763
Loans and other receivables	755	696
Prepayments and accrued income	408	504

	4,161	3,963

Current	3,951	3,721
Non-current	210	242

	4,161	3,963

The majority of receivables are held in order to collect contractual cash flows, in accordance with the Group’s business model for managing financial assets, and hence are measured at amortised cost. In certain countries, however, the Group has entered into factoring arrangements and periodically sells certain trade receivables to banks and other financial institutions, without recourse, for cash. These trade receivables have been derecognised from the statement of financial position to reflect the transfer by the Group of substantially all of the risks and rewards of the receivables, including credit risk. Consequently, the cash inflows have been recognised within operating cash flows. Typically in these arrangements, the Group also acts as a collection agent for the bank. At 31 December 2021, the value of trade receivables derecognised through the factoring arrangements where the Group acts as a collection agent was £562 million (2020: £600 million) and where the Group does not act as a collection agent was £8 million (2020: £25 million). Included in trade receivables above is £110 million (2020: £205 million) of trade debtor balances which were available for factoring under these arrangements. In addition, the Group participates in certain supply chain finance programmes utilised by our customers allowing us to receive payment for invoices earlier than the agreed due date at a discounted value. At 31 December 2021, the value of trade receivables derecognised through these arrangements was £171 million (2020: £131 million).

Included in loans and other receivables are £84 million of litigation related deposits (2020: £78 million). Management has determined that these payments represent a resource controlled by the entity, as a result of past events and from which future economic benefits are expected to flow to the entity either by being recoverable on conclusion of ongoing appeal processes or by reducing amounts potentially payable should the appeal process fail. These deposits are held at the fair value of consideration transferred less impairment, if applicable. The effect of discounting would be immaterial.

Also included in loans and other receivables are deposits that do not meet the definition of cash and cash equivalents as well as loans provided to farmers. The cash flows arising from these transactions are included in investing activities and have been reconciled to the cash flow statement in note 18.

Prepayments and accrued income include £24 million (2020: £8 million) of accrued income primarily in relation to rebates.

Amounts receivable from related parties including associated undertakings are shown in note 30.

Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2021 £m	2020 £m
Trade receivables – gross	3,035	2,804
Trade receivables – allowance	(37)	(41)
Loans and other receivables – gross	755	696
Loans and other receivables – allowance	-	-
Prepayments and accrued income	408	504

Net trade and other receivables per balance sheet	4,161	3,963

The movements in the allowance account are as follows:

	2021			2020
	Trade receivables	Loans and other receivables	Total	Trade receivables	Loans and other receivables	Total
	£m	£m	£m	£m	£m	£m
1 January	41	-	41	27	10	37
Differences on exchange	(2)	-	(2)	(2)	-	(2)
Provided in the year	7	-	7	31	-	31
Released	(9)	-	(9)	(15)	(10)	(25)

31 December	37	-	37	41	-	41

As permitted by IFRS 9, the loss allowance on trade receivables arising from the recognition of revenue under IFRS 15 is initially measured at an amount equal to lifetime expected losses. Allowances in respect of loans and other receivables are initially recognised at an amount equal to 12-month expected credit losses. Allowances are measured at an amount equal to the lifetime expected credit losses where the credit risk on the receivables increases significantly after initial recognition.

The Group holds bank guarantees, other guarantees and credit insurance in respect of some of the past due debtor balances.

Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: U.S. dollar: 2.2% (2020: 2.6%), UK sterling: 0.1% (2020: 0.1%), Euro: 3.6% (2020: 0.4%) and other currencies: 0.9% (2020: 1.7%).

There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.

18 Investments held at fair value

	2021			2020
	Fair value through P&L	Fair value through OCI	Total £m	Fair value through P&L	Fair value through OCI	Total £m
1 January	255	9	264	127	8	135
Difference on exchange	3	1	4	(23)	-	(23)
Additions	327	18	345	247	1	248
Disposals	(98)	-	(98)	(111)	-	(111)
Provisions	(24)	-	(24)	-	-	-
Fair value movements	6	9	15	15	-	15

31 December	469	37	506	255	9	264

Current	456	-	456	242	-	242
Non-current	13	37	50	13	9	22

	469	37	506	255	9	264

The Group’s investments principally consist of non-derivative financial assets that cannot be classified as loans and other receivables or cash and cash equivalents, as well as investments made by the Group’s corporate venture capital unit, Btomorrow Ventures.

Investments held at fair value through profit and loss principally consist of government securities, indexed deposits, treasury bills or other treasury products with maturities of more than three months which, if held for less than 12 months, form part of the Group’s definition of net debt. Investments held at fair value through other comprehensive income (OCI) include equity investments in various start-up businesses which are held for their strategic value.

Investments held at fair value through profit and loss above include restricted amounts of £351 million (2020: £115 million) due to investments held by subsidiaries in CCAA protection (note 32), as well as £61 million (2020: £97 million) subject to potential exchange control restrictions.

In 2021, as part of the disposal of the Group’s operations in Iran (note 27(d)), a provision of £24 million (2020: £nil) against non-current investments held at fair value was charged to net finance costs as recoverability of these funds is not certain.

Investments held at fair value are predominantly denominated in the functional currencies of subsidiary undertakings with less than 4% in other currencies (2020: less than 2% in other currencies).

The classification of these investments under the IFRS 13 Fair value measurement fair value hierarchy is given in note 26.

There is no material difference between the investments held at fair value and their gross contractual values.

Below is a reconciliation of the fair value investments cash flows to the cash flow statement – investing activities:

	2021 £m	2020 £m
Cash outflow from investments held at fair value	345	248
Cash outflow from loans and other receivables	24	95

Cash outflows from investments per cash flow statement	369	343

Cash inflow from investments held at fair value	(98)	(111)
Cash inflow from loans and other receivables	(43)	(73)

Cash inflows from investments per cash flow statement	(141)	(184)

19 Derivative financial instruments

The fair values of derivatives are determined based on market data (primarily yield curves, implied volatilities and exchange rates) to calculate the present value of all estimated flows associated with each derivative at the balance sheet date. In the absence of sufficient market data, fair values would be based on the quoted market price of similar derivatives. The classification of these derivative assets and liabilities under the IFRS 13 fair value hierarchy is given in note 26.

	2021		2020

	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
– interest rate swaps	5	2	20	-
– cross-currency swaps	114	-	255	-
Cash flow hedges
– cross-currency swaps	107	35	189	-
– forward foreign currency contracts	81	35	62	100
Net investment hedges
– forward foreign currency contracts	62	81	211	43
Held-for-trading*
– interest rate swaps	28	34	45	53
– forward foreign currency contracts	28	127	15	123

Total	425	314	797	319

Current	182	235	430	278
Non-current	243	79	367	41

	425	314	797	319

Derivatives
– in respect of net debt**	273	182	518	172
– other	152	132	279	147

	425	314	797	319

*

Derivatives which do not meet the tests for hedge accounting under IFRS 9 or which are not designated as hedging instruments are referred to as ‘held-for-trading’. These derivatives principally consist of interest rate swaps and forward foreign currency contracts which have not been designated as hedges due to their value changes offsetting with other components of net finance costs relating to financial assets and financial liabilities. The Group does not use derivatives for speculative purposes. All derivatives are undertaken for risk management purposes.

**	Derivatives in respect of net debt are in a net asset position of £91 million as at 31 December 2021 (2020: net asset position of £346 million). The Group’s net debt is presented in note 23.

For cash flow hedges, the timing of expected cash flows is as follows: assets of £188 million (2020: £251 million) of which £78 million (2020: £98 million) is expected within one year and £107 million (2020: £143 million) beyond five years and liabilities of £70 million (2020: £100 million) of which £33 million (2020: £94 million) is expected within one year and £nil (2020: £nil) beyond five years.

The Group’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings and are reflected in the currency table in note 23. Interest rate swaps have been used to manage the interest rate profile of external borrowings and are reflected in the re-pricing table in note 23.

The tables below set out the maturities of the Group’s derivative financial instruments on an undiscounted contractual basis, based on spot rates.

The maturity dates of all gross-settled derivative financial instruments are as follows:

	2021				2020

	Assets		Liabilities		Assets		Liabilities

	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m

Within one year
– forward foreign currency contracts	5,743	(4,727)	12,407	(12,096)	7,345	(6,567)	10,661	(10,185)
– cross-currency swaps	14	(22)	17	(36)	1,756	(1,655)	-	-
Between one and two years
– forward foreign currency contracts	807	(779)	143	(113)	522	(498)	285	(266)
– cross-currency swaps	705	(592)	665	(689)	33	(54)	-	-
Between two and three years
– cross-currency swaps	9	(15)	10	(15)	1,446	(1,261)	-	-
Between three and four years
– cross-currency swaps	9	(15)	460	(445)	19	(29)	-	-
Between four and five years
– cross-currency swaps	9	(15)	-	-	469	(451)	-	-
Beyond five years
– cross-currency swaps	726	(579)	-	-	767	(594)	-	-

	8,022	(6,744)	13,702	(13,394)	12,357	(11,109)	10,946	(10,451)

The maturity dates of net-settled derivative financial instruments, which primarily relate to interest rate swaps, are as follows:

		2021		2020

	Assets Inflow/ (outflow) £m	Liabilities Outflow/ (inflow) £m	Assets Inflow/ (outflow) £m	Liabilities Outflow/ (inflow) £m
Within one year	127	225	296	263
Between one and two years	25	19	26	21
Between two and three years	23	11	16	18
Between three and four years	(2)	11	-	-
Between four and five years	-	12	-	-
Beyond five years	-	(17)	-	-

	173	261	338	302

The items designated as hedging instruments are as follows:

		2021		2020

	Nominal amount	Changes in fair	Nominal amount	Changes in fair
	of hedging	value used for	of hedging	value used for
	instrument	calculating	instrument	calculating
		hedge ineffectiveness		hedge ineffectiveness
	£m	£m	£m	£m
Interest rate risk exposure:
Fair value hedges
– interest rate swaps	4,413	(35)	757	(5)
– cross-currency swaps	672	(52)	1,428	66
Cash flow hedges
– cross-currency swaps	1,751	69	2,822	(155)
Foreign currency risk exposure:
Cash flow hedges
– forward foreign currency contracts	3,573	49	3,279	(36)
Net investment hedges (derivative related)
– forward foreign currency contracts	6,120	(27)	5,922	156
Net investment hedges (non-derivative related)
– debt (carrying value) in borrowings designated as net investment hedges of net assets	368	(24)	392	21

20 Inventories

	2021 £m	2020 £m
Raw materials and consumables	2,100	2,362
Finished goods and work in progress	3,046	3,549
Goods purchased for resale	133	87

	5,279	5,998

Inventories pledged as security for liabilities amount to £nil (2020: £2 million). Write-offs taken to other operating expenses in the Group income statement were £215 million (2020: £309 million; 2019: £255 million). In 2020, this included £24 million in relation to the restructuring in Indonesia (refer to note 7) and £47 million as a result of the decision to withdraw glo Sens from Japan. Goods purchased for resale include Group brands produced under third-party contract manufacturing arrangements.

21 Cash and cash equivalents

	2021 £m	2020 £m
Cash and bank balances	2,529	2,940
Cash equivalents	280	199

	2,809	3,139

The carrying value of cash and cash equivalents approximates their fair value.

Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2021 £m	2020 £m
Functional currency	2,422	2,597
U.S. dollar	170	197
Euro	92	170
Other currencies	125	175

	2,809	3,139

In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2021 £m	2020 £m
Cash and cash equivalents as above	2,809	3,139
Less overdrafts and accrued interest	(346)	(251)

Net cash and cash equivalents	2,463	2,888

Cash and cash equivalents also include £42 million (2020: £48 million) of cash that is held as a hedging instrument.

Restricted cash

Cash and cash equivalents include restricted amounts of £1,024 million (2020: £878 million) due to subsidiaries in CCAA protection (note 32), as well as £305 million (2020: £455 million) principally due to exchange control restrictions, including amounts of £92 million (2020: £141 million) where the underlying restrictions are expected to be short-term in nature.

22 Capital and reserves

(a) Share capital

	Ordinary shares of 25p each Number of shares	£m
Allotted and fully paid
1 January 2021	2,456,591,597	614.14
Changes during the year
– share option schemes	26,191	0.01

31 December 2021	2,456,617,788	614.15

Allotted and fully paid
1 January 2020	2,456,520,738	614.12
Changes during the year
– share option schemes	70,859	0.02

31 December 2020	2,456,591,597	614.14

Allotted and fully paid
1 January 2019	2,456,415,884	614.09
Changes during the year
– share option schemes	104,854	0.03

31 December 2019	2,456,520,738	614.12

Share capital

The Company’s ordinary shares are fully paid and no further contribution of capital may be required by the Company from the shareholders. All ordinary shares rank equally with regard to participation in dividends and to share in the proceeds of the Company’s residual assets upon a winding up of the Company. Shareholders may, by ordinary resolution, declare final dividends, but not in excess of the amount recommended by the Directors. Holders of ordinary shares have no pre-emptive rights.

On a show of hands every shareholder who is present in person at a general meeting is entitled to one vote regardless of the number of shares held by the shareholder, unless a poll is demanded. On a poll, every shareholder who is present in person or by proxy has one vote for every share held by the shareholder. The Company’s Annual General Meeting voting is undertaken by way of a poll.

All rights attached to the Company’s shares held by the Group as treasury shares are suspended until those shares are reissued.

(b) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m
31 December 2021	107	101	26,414	26,622
31 December 2020	103	101	26,414	26,618

31 December 2019	94	101	26,414	26,609

Share premium account

The share premium account includes the difference between the value of shares issued and their nominal value. The share premium increase includes £nil (2020: £2 million; 2019: £3 million) in respect of ordinary shares issued under the Company’s share option schemes. A further £4 million (2020: £7 million; 2019: £nil) increase in share premium is related to shares repurchased and not cancelled that have been transferred from the Company to other Group undertakings, to be granted to certain employees on vesting of awards, and represents the excess of transfer price of the share over the original weighted average cost of shares.

Capital redemption account

On the purchase of own shares as part of the share buy-back programme for shares which are cancelled, a transfer is made from retained earnings to the capital redemption reserve equivalent to the nominal value of shares purchased. Purchased shares which are not cancelled are classified as treasury shares and presented as a deduction from total equity.

Merger reserve account

The merger reserve comprises:

a.

In 1999, shares were issued for the acquisition of the Rothmans International B.V. Group and the difference between the fair value of shares issued and their nominal value of £3,748 million was credited to merger reserves; and

b.

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group. Shares were issued for the acquisition and the difference between the fair value of shares issued and their nominal value of £22,666 million was credited to merger reserves.

(c) Equity attributed to owners of the parent – movements in other reserves and retained earnings (which are after deducting treasury shares) comprise:

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2021	(6,830)	(504)	(18)	179	573	(6,600)	(5,150)	47,191
Comprehensive income and expense
Profit for the year	-	-	-	-	-	-	-	6,801
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations	31	-	-	-	-	31	-	-
– reclassified and reported in profit for the year	291	-	-	-	-	291	-	-
– net investment hedges - net fair value gains on derivatives	75	-	-	-	-	75	-	-
– net investment hedges - differences on exchange on borrowings	24	-	-	-	-	24	-	-
Cash flow hedges
– net fair value gains	-	95	-	-	-	95	-	-
– reclassified and reported in profit for the year	-	32	-	-	-	32	-	-
– tax on net fair value gains in respect of cash flow hedges (note 10(f))	-	(32)	-	-	-	(32)	-	-
Investments held at fair value
– net fair value gains	-	-	9	-	-	9	-	-
Associates - share of OCI, net of tax (note 9)	(18)	1	-	-	-	(17)	-	-
Retirement benefit schemes
– net actuarial gains (note 15)	-	-	-	-	-	-	-	382
– surplus recognition (note 15)	-	-	-	-	-	-	-	(1)
– tax on actuarial gains in respect of subsidiaries (note 10(f))	-	-	-	-	-	-	-	(82)
Associates - share of OCI, net of tax (note 9)	-	-	15	-	-	15	-	(1)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	45	-	-	-	45	-	-
Employee share options
– value of employee services	-	-	-	-	-	-	-	76
– treasury shares used for share option schemes	-	-	-	-	-	-	13	(17)
Dividends and other appropriations
– ordinary shares	-	-	-	-	-	-	-	(4,904)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	-	-	-	(82)	-
Perpetual hybrid bonds
– coupons paid	-	-	-	-	-	-	-	(6)
– tax on coupons paid	-	-	-	-	-	-	-	1
Non-controlling interests - acquisitions (note 27(b))	-	-	-	-	-	-	-	(5)
Other movements	-	-	-	-	-	-	97	(101)

31 December 2021	(6,427)	(363)	6	179	573	(6,032)	(5,122)	49,334

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2020	(3,974)	(346)	13	179	573	(3,555)	(5,261)	45,495
Comprehensive income and expense
Profit for the year	-	-	-	-	-	-	-	6,400
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations	(2,582)	-	-	-	-	(2,582)	-	-
– net investment hedges - net fair value losses on derivatives	(16)	-	-	-	-	(16)	-	-
– net investment hedges - differences on exchange on borrowings	(163)	-	-	-	-	(163)	-	-
Cash flow hedges
– net fair value losses	-	(256)	-	-	-	(256)	-	-
– reclassified and reported in profit for the year	-	90	-	-	-	90	-	-
– tax on net fair value losses in respect of cash flow hedges (note 10(f))	-	44	-	-	-	44	-	-
Associates - share of OCI, net of tax (note 9)	(95)	(3)	-	-	-	(98)	-	-
Retirement benefit schemes
– net actuarial gains (note 15)	-	-	-	-	-	-	-	105
– surplus recognition (note 15)	-	-	-	-	-	-	-	10
– tax on actuarial gains in respect of subsidiaries (note 10(f))	-	-	-	-	-	-	-	(26)
Associates - share of OCI, net of tax (note 9)	-	-	(31)	-	-	(31)	-	(3)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	(33)	-	-	-	(33)	-	-
Employee share options
– value of employee services	-	-	-	-	-	-	-	88
– treasury shares used for share option schemes	-	-	-	-	-	-	9	(16)
Dividends and other appropriations
– ordinary shares	-	-	-	-	-	-	-	(4,747)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	-	-	-	(17)	-
Other movements	-	-	-	-	-	-	119	(115)

31 December 2020	(6,830)	(504)	(18)	179	573	(6,600)	(5,150)	47,191

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2019	(914)	(177)	6	179	573	(333)	(5,242)	43,799
Comprehensive income and expense
Profit for the year	-	-	-	-	-	-	-	5,704
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations	(2,948)	-	-	-	-	(2,948)	-	-
– net investment hedges - net fair value gains on derivatives	21	-	-	-	-	21	-	-
– net investment hedges - differences on exchange on borrowings	(18)	-	-	-	-	(18)	-	-
Cash flow hedges
– net fair value losses	-	(246)	-	-	-	(246)	-	-
– reclassified and reported in profit for the year	-	53	-	-	-	53	-	-
– tax on net fair value losses in respect of cash flow hedges (note 10(f))	-	56	-	-	-	56	-	-
Associates - share of OCI, net of tax (note 9)	(115)	-	-	-	-	(115)	-	-
Retirement benefit schemes
– net actuarial losses (note 15)	-	-	-	-	-	-	-	(582)
– surplus recognition (note 15)	-	-	-	-	-	-	-	(7)
– tax on actuarial losses in respect of subsidiaries (note 10(f))	-	-	-	-	-	-	-	75
Associates - share of OCI, net of tax (note 9)	-	-	7	-	-	7	-	-
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	(32)	-	-	-	(32)	-	-
Employee share options
– value of employee services	-	-	-	-	-	-	-	115
Dividends and other appropriations
– ordinary shares	-	-	-	-	-	-	-	(3,476)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	-	-	-	(117)	-
Other movements	-	-	-	-	-	-	98	(133)

31 December 2019	(3,974)	(346)	13	179	573	(3,555)	(5,261)	45,495

i.	Translation reserve:

The translation reserve is explained in the accounting policy on foreign currencies in note 1.

In 2021, included within the differences on exchange from translation of foreign operations is £291 million which has been reclassified from reserves to the income statement and recognised in other operating expenses as an adjusting item. The £291 million comprises £272 million in respect of the disposal of BAT Pars (note 27(d)) and £19 million from the Group exiting certain countries. As a result of Quantum initiatives, the Group has withdrawn its operations from Myanmar and, in certain countries, the Group has moved to above market business models utilising local distributors as importers. As a consequence, with the cessation of a physical presence in these markets, foreign exchange previously recognised in other comprehensive income for these countries has been reclassified to the income statement.

As detailed in note 14, as a result of the liquidation of Tisak d.d., the Group reclassified to the income statement the foreign exchange previously recognised in associates other comprehensive income. This resulted in a credit of £2 million to the income statement.

ii.	Hedging reserve:

The hedging reserve is explained in the accounting policy on financial instruments in note 1.

Of the amounts reclassified from the hedging reserve and reported in profit for the year, a loss of £29 million (2020: £16 million gain; 2019: £12 million gain) and a gain of £6 million (2020: £19 million gain; 2019: £3 million gain) were reported within revenue and raw materials and consumables, respectively, together with a loss of £4 million (2020: £2 million loss; 2019: £11 million gain) reported in other operating expenses, and a gain of £59 million (2020: £57 million gain; 2019: £27 million gain) reported within net finance costs.

The Group hedges certain foreign currency denominated borrowings with cross-currency interest rate swaps. As permitted by IFRS 9 Financial Instruments, the foreign currency basis spreads have been separated from the hedging instrument and are recognised in reserves as a ‘cost of hedging’ and are reclassified to the income statement in the same period in which profit and loss is affected by the hedged expected cashflows as a component of the associated interest expense. The basis spreads are disclosed within hedging reserves as they are not material. Included within the balance of hedging reserves at 31 December 2021 is an accumulated gain of £4 million (2020: £9 million; 2019: £14 million) in respect of the cost of hedging.

iii.	Fair value reserve:

The fair value reserve is explained in the accounting policy on financial instruments in note 1. Fair value gains and losses arising from investments held at fair value through other comprehensive income are recognised in this reserve.

iv.	Revaluation reserve:

The revaluation reserve relates to the acquisition of the cigarette and snus business of ST in 2008.

v.	Other reserves:

Other reserves comprise:

(a) £483 million which arose in 1998 from merger accounting in a Scheme of Arrangement and Reconstruction whereby British American Tobacco p.l.c. acquired the entire share capital of B.A.T Industries p.l.c. and the share capital of that company’s principal financial services subsidiaries was distributed, so effectively demerging them; and

(b) In the 1999 Rothmans transaction, convertible redeemable preference shares were issued as part of the consideration. The discount on these shares was amortised by crediting other reserves and charging retained earnings. The £90 million balance in other reserves comprises the accumulated balance in respect of the preference shares converted during 2004.

vi.	Treasury shares:

Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £4,823 million (2020: £4,836 million; 2019: £4,845 million) for shares repurchased and not cancelled and £299 million (2020: £314 million; 2019: £416 million) in respect of the cost of own shares held in employee share ownership trusts. The reduction in the shares repurchased and not cancelled is primarily due to shares reissued to satisfy the vesting of U.S. share options.

The previous share buy-back programme was suspended from 30 July 2014. As at 31 December 2021, treasury shares include 6,269,959 (2020: 6,053,158; 2019: 8,275,677) shares held in trust and 161,930,217 (2020: 162,347,246; 2019: 162,645,590) shares repurchased and not cancelled as part of the Company’s share buy-back programme. From March 2020, the Company has utilised shares acquired in the share buy-back programme to satisfy shared-based payment awards made to certain employees. On 10 February 2022, the Board approved a proposed £2 billion share repurchase programme for 2022.

(d) Perpetual hybrid bonds

On 27 September 2021, the Group issued two €1 billion perpetual hybrid bonds amounting to £1,703 million, which have been classified as equity. Issuance costs of these bonds, amounting to €26 million (£22 million), have been recognised within equity.

These bonds include redemption options exercisable at the Group’s discretion from September 2026 to December 2026 (the 3% perpetual hybrid bond) and June 2029 to September 2029 (the 3.75% perpetual hybrid bond), on specified dates thereafter, or in the event of specific circumstances (such as a change in IFRS or tax regime) as set out in the individual terms of each issue.

The coupons associated with these perpetual hybrid bonds are fixed at 3% until 2026 and 3.75% until 2029, respectively, and would reset to rates determined by the contractual terms of each instrument on certain dates thereafter. The bonds are perpetual in nature and do not have maturity dates for the repayment of principal. The contractual terms of the perpetual hybrid bonds allow the Group to defer coupon payments, however certain contingent events could trigger mandatory payments of such deferred coupons, including the payment of dividends on and the repurchase of ordinary shares, subject to certain exceptions in each case. The full terms and conditions of such events can be found in the prospectus dated 27 September 2021 which is available under the debt facilities section of the Group’s debt microsite (bat.com/debt).

As the Group has the unconditional right to avoid transferring cash or another financial asset in relation to these bonds, they are classified as equity instruments in the consolidated financial statements.

During the year, the Group did not defer any eligible coupon payments and in December 2021 paid a coupon of £6 million on the 3% December 2026 bond which has been recognised within equity.

The fair value of these bonds at 31 December 2021 is £1,651 million.

(e) Non-controlling interests

Movements in non-controlling interests primarily relate to profit for the year and dividends (reported as a movement in retained earnings) and differences on exchange arising from the translation into sterling (reported as a movement in other reserves). Information on subsidiaries with material non-controlling interests is provided in note 32.

(f) Dividends and other appropriations

The interim quarterly dividend payment for the year ended 31 December 2020 of 215.6p per ordinary share (31 December 2019: 210.4p per ordinary share) was payable in four equal instalments: amounts payable in May 2021 of £1,241 million (May 2020: £1,185 million), August 2021 of £1,228 million (August 2020: £1,195 million), November 2021 of £1,232 million (November 2020: £1,206 million) and £1,236 million in February 2022 (February 2021: £1,203 million) respectively. The total dividends recognised as an appropriation from reserves in 2021 was £4,904 million (2020: £4,747 million).

The Board has declared an interim dividend of 217.8p per ordinary share of 25p, for the year ended 31 December 2021, payable in four equal quarterly instalments of 54.45p per ordinary share in May 2022, August 2022, November 2022 and February 2023. These payments will be recognised as appropriations from reserves in 2022 and 2023. The total amount payable is estimated to be £5,003 million based on the number of shares outstanding at the date of these accounts.

23 Borrowings

	Currency		Maturity dates	Interest rates	2021 £m	2020 £m
Eurobonds	Euro		2022 to 2045	0.9% to 3.1%	7,316	8,875
	Euro	*			-	984
	UK sterling		2022 to 2055	2.1% to 7.3%	4,086	4,590
	Swiss franc		2026	1.4%	203	540
Bonds issued pursuant to Rules under the U.S. Securities Act (as amended)	U.S. dollar		2022 to 2050	1.7% to 8.1%	25,625	25,461
	U.S. dollar		2022	USD 3m LIBOR + 88bps	554	548

Bonds and notes					37,784	40,998
Commercial paper					269	-
Other loans					500	1,929
Bank loans					313	317
Bank overdrafts					346	249
Lease liabilities					446	475

					39,658	43,968

* As at 31 December 2021, there were no outstanding floating Eurobonds in euro currency (2020: £984 million, 3M EURIBOR + 50bps).

Perpetual hybrid bonds issued by the Group have been classified as equity (note 22(d)) and therefore excluded from borrowings.

Other loans comprise £500 million (2020: £nil) relating to a bilateral facility and £nil (2020: £1,929 million) relating to a term loan. Commercial paper is issued at competitive rates to meet short-term borrowing requirements as and when needed.

Current borrowings per the balance sheet include interest payable of £460 million at 31 December 2021 (2020: £499 million). Included within borrowings are £9,197 million (2020: £5,356 million) of borrowings subject to fair value hedges where their amortised cost has been increased by £101 million (2020: £173 million).

The fair value of borrowings is estimated to be £40,557 million (2020: £47,029 million) of which £38,683 million (2020: £44,059 million) has been calculated using quoted market prices and is within level 1 of the fair value hierarchy and £1,874 million (2020: £2,970 million) has been calculated based on discounted cash flow analysis and is within level 3 of the fair value hierarchy.

Amounts secured on Group assets including property, plant and equipment, inventory and receivables as at 31 December 2021 are £10 million (2020: £21 million). The majority of lease liabilities are also secured against the associated assets.

Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities

	2021	2020	2021	2020
	£m	£m	£m	£m

Within one year	3,992	4,041	4,860	4,901
Between one and two years	2,484	4,049	3,740	5,355
Between two and three years	3,853	2,587	5,092	3,829
Between three and four years	4,090	3,854	5,034	5,095
Between four and five years	2,739	4,108	3,675	5,025
Beyond five years	22,500	25,329	32,203	35,848

	39,658	43,968	54,604	60,053

The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.

Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency	U.S. dollar	UK sterling	Euro	Other currencies	Total
	£m	£m	£m	£m	£m	£m

31 December 2021
Total borrowings	30,363	2,837	453	5,775	230	39,658
Effect of derivative financial instruments
– cross-currency swaps	2,219	-	(450)	(1,973)	-	(204)
– forward foreign currency contracts	(24)	(464)	-	58	432	2

	32,558	2,373	3	3,860	662	39,456

31 December 2020
Total borrowings	32,000	2,700	452	8,221	595	43,968
Effect of derivative financial instruments
– cross-currency swaps	3,795	-	(450)	(3,536)	(265)	(456)
– forward foreign currency contracts	593	(460)	-	(520)	394	7

	36,388	2,240	2	4,165	724	43,519

The exposure to interest rate changes when borrowings are re-priced is as follows:

	Within 1 year	Between 1-2 years	Between 2-3 years	Between 3-4 years	Between 4-5 years	Beyond 5 years	Total
	£m	£m	£m	£m	£m	£m	£m

31 December 2021
Total borrowings	3,999	2,477	3,853	4,090	2,739	22,500	39,658
Effect of derivative financial instruments
– interest rate swaps	4,192	-	(500)	(1,107)	-	(2,585)	-
– cross-currency swaps	566	(652)	-	(19)	-	(99)	(204)

	8,757	1,825	3,353	2,964	2,739	19,816	39,454

31 December 2020
Total borrowings	6,519	1,568	2,594	3,855	4,108	25,324	43,968
Effect of derivative financial instruments
– interest rate swaps	219	(219)	-	-	-	-	-
– cross-currency swaps	454	-	(744)	-	(23)	(143)	(456)

	7,192	1,349	1,850	3,855	4,085	25,181	43,512

Lease liabilities are repayable as follows:

	Per balance sheet		Contractual gross maturities

	2021	2020	2021	2020
	£m	£m	£m	£m

Within one year	126	137	142	156
Between one and two years	93	98	106	114
Between two and three years	66	71	76	80
Between three and four years	49	47	56	55
Between four and five years	38	35	43	41
Beyond five years	74	87	103	104

	446	475	526	550

For more information on leasing arrangements, refer to note 13(b).

As at 31 December 2021, the Group’s undrawn committed borrowing facilities (note 26) amount to £7,850 million (2020: £9,366 million) with £4,850 million maturing within one year (2020: £6,366 million maturing within one year), £150 million maturing between three and four years and with £2,850 million maturing between four and five years (2020: £3,000 million maturing between four to five years).

The Group’s composition and movements in net debt are presented below along with a reconciliation to the financing activities in the Group Cash Flow Statement:

					2021
					£m
	Opening balance	Cash flow	Foreign exchange	Fair value, accrued interest and other	Closing balance

Borrowings (excluding lease liabilities)*	43,493	(3,768)	(387)	(126)	39,212
Lease liabilities	475	(154)	(22)	147	446
Derivatives in respect of net debt (note 19)	(346)	(22)	277	-	(91)
Cash and cash equivalents (note 21)	(3,139)	75	258	(3)	(2,809)
Current investments held at fair value (note 18)	(242)	(205)	(2)	(7)	(456)

	40,241	(4,074)	124	11	36,302

						2020
						£m
	Opening balance	Subsidiaries acquired	Cash flow	Foreign exchange	Fair value, accrued interest and other	Closing balance

Borrowings (excluding lease liabilities)*	44,787	-	(1,049)	(195)	(50)	43,493
Lease liabilities	579	1	(164)	(24)	83	475
Derivatives in respect of net debt (note 19)	(143)	-	(240)	(134)	171	(346)
Cash and cash equivalents (note 21)	(2,526)	(96)	(768)	264	(13)	(3,139)
Current investments held at fair value (note 18)	(123)	-	(119)	20	(20)	(242)

	42,574	(95)	(2,340)	(69)	171	40,241

* Borrowings as at 31 December 2021 include £754 million (2020: £790 million) in respect of the purchase price adjustments relating to the acquisition of Reynolds American.

‘Fair value, accrued interest and other’ movements in lease liabilities in 2021 mainly comprise additions of £147 million (2020: £85 million) (net of reassessments, modifications and terminations), see note 13(a). The movement of £7 million (2020: £20 million) in current investments held at fair value represents the fair value gains for these investments.

	2021	2020
	£m	£m

Cash flows per net debt statement	(4,074)	(2,340)
Non-financing cash flows included in net debt	33	1,129
Interest paid	(1,479)	(1,737)
Interest element of lease liabilities	(23)	(26)
Remaining cash flows relating to derivative financial instruments	251	(43)
Purchases of own shares held in employee share ownership trusts	(82)	(18)
Proceeds from issue of perpetual hybrid bonds	1,681	-
Coupon paid on perpetual hybrid bonds	(6)	-
Dividends paid to owners of the parent	(4,904)	(4,745)
Capital injection from and purchase of non-controlling interests	1	17
Dividends paid to non-controlling interests	(150)	(136)
Other	3	2

Net cash used in financing activities per cash flow statement	(8,749)	(7,897)

24 Provisions for liabilities

	Restructuring of existing businesses	Employee- related benefits	Fox River	Other provisions	Total
	£m	£m	£m	£m	£m

1 January 2021	241	38	70	636	985
Differences on exchange	(13)	(3)	-	(23)	(39)
Provided in respect of the year (*)	32	27	-	199	258
Utilised during the year	(81)	(21)	(8)	(241)	(351)
– in respect of MSA litigation (Texas, Minnesota, Mississippi)	-	-	-	(199)	(199)
– in respect of other	(81)	(21)	(8)	(42)	(152)
31 December 2021	179	41	62	571	853

Analysed on the balance sheet as
– current	123	14	8	316	461
– non-current	56	27	54	255	392

	179	41	62	571	853

	Restructuring of existing businesses	Employee- related benefits	Fox River	Other provisions	Total
	£m	£m	£m	£m	£m

1 January 2020	298	28	73	659	1,058
Differences on exchange	5	(2)	-	(57)	(54)
Subsidiaries acquired	-	-	-	6	6
Provided in respect of the year (*)	60	19	-	312	391
– in respect of MSA litigation (Texas, Minnesota, Mississippi)	-	-	-	212	212
– in respect of other	60	19	-	100	179
Utilised during the year	(122)	(7)	(3)	(284)	(416)
– in respect of excise dispute in Russia	-	-	-	(226)	(226)
– in respect of other	(122)	(7)	(3)	(58)	(190)
31 December 2020	241	38	70	636	985

Analysed on the balance sheet as
– current	165	23	1	409	598
– non-current	76	15	69	227	387

	241	38	70	636	985

* Amounts provided above are shown net of reversals of unused provisions which include reversals of £20 million (2020: £72 million) for restructuring of existing businesses, £1 million (2020: £4 million) for employee benefits and £147 million (2020: £125 million) for other provisions, of which £34 million (2020: £4 million) was reclassified to trade and other payables.

The restructuring provisions relate to the restructuring and integration costs incurred and are reported as adjusting items. The principal restructuring activities in 2021 and 2020 are as described in note 7 and primarily include the cost of employee packages and long-term social plans associated with redundancy programmes from previous years. Provisions associated with redundancy packages are determined based on termination packages offered in each country. The long-term social plans primarily relate to social plans in Germany, which span over several years and are based on actuarial calculations. These are discounted to present value using Central Bank rates. We do not consider the effect of discounting to be material. While some elements of the non-current provisions of £56 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 97% of these non-current provisions will unwind within five years.

Employee-related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, ‘jubilee’ payments due after a certain service period and expected payments associated with long-term disability. The majority of these provisions are calculated by actuaries. It is estimated that approximately 84% of the non-current provisions of £27 million will unwind within five years.

A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects entered into a funding agreement; the details of this agreement are explained in note 31. This agreement led to payments of £2 million in 2021 (2020: £2 million). In addition, the Group incurred legal costs of £6 million (2020: £1 million), which were also charged against the provision. It is expected that the non-current provision will unwind within five years.

Other provisions comprise balances set up in the ordinary course of general business that cannot be classified within the other categories, such as sales returns and onerous contracts, together with amounts in respect of supplier, excise and other disputes. The nature of the amounts provided in respect of disputes is such that the extent and timing of cash flows are difficult to estimate and the ultimate liability may vary from the amounts provided. Other provisions also include a provision for interest of £150 million in relation to the Franked Investment Income Group Litigation Order (FII GLO), as mentioned in notes 8(b) and 10(b). The provision is calculated based on the UK central bank base rate plus 2% and has been charged to net finance costs. As there is uncertainty over the potential timing of the utilisation, as explained in note 10(b), the provision has been reported as a non-current provision.

In 2020, the Group recognised a provision of US$272 million (£212 million) in relation to the ITG Brands, LLC MSA litigation agreements with the States of Texas, Minnesota and Mississippi which was utilised in 2021. Further details are provided in note 31.

On 1 March 2019, the Quebec Court of Appeal in Montreal upheld the Superior Court’s decision of May 2015 (reducing ITCAN’s share of the judgment due to a change in interest computation to a maximum of CAD$9.2 billion). The Court of Appeal also upheld the previously stated requirements for the defendants to deposit CAD$1.1 billion into an escrow account. The Board of Directors of ITCAN reassessed the recoverability of the litigation related deposit and, accordingly, the Group recognised a charge against the income statement of CAD$758 million (£436 million) in 2019, reflecting the amount of the judgment that is considered to be probable and estimable in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Consequently, the Group utilised the litigation related deposit which was shown as a receivable at 31 December 2018 (within trade and other receivables) against the current estimate of the liability and both the provision and litigation related deposit were reduced accordingly. Further details are provided in note 31.

In 2019, the Group recognised a provision of £252 million in relation to the Russia excise dispute. The provision was utilised in January 2020, when the tax claim was paid.

25 Trade and other payables

	2021	2020
	£m	£m
Trade payables	3,923	3,722
Duty, excise and other taxes	3,148	3,410
Accrued charges and deferred income	2,095	2,228
FII GLO (note 10(b))	963	963
Social security and other taxation	55	53
Sundry payables	375	381

	10,559	10,757

Current	9,577	9,693
Non-current	982	1,064

	10,559	10,757

As explained in note 17, the Group acts as a collection agent for banks and other financial institutions in certain debt factoring arrangements. The cash collected in respect of these arrangements that has not yet been remitted amounts to £137 million (2020: £128 million) and is included in sundry payables.

In addition, the Group has certain Supply Chain Financing (SCF) or ‘reverse factoring’ arrangements in place. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Group to a bank or other financial institution prior to their due date. Management has determined that the Group’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Group’s perspective, remain unaltered, with only the ultimate payee being changed. At 31 December 2021, the value of amounts payable under the SCF programmes was £251 million (2020: £48 million). The cash outflows in respect of these arrangements have been recognised within operating cash flows. Included in this amount is £156 million of leaf payables where the standard payment terms with the vendor is 150 days, consistent with credit terms normally available in certain markets.

Accrued charges and deferred income include £1 million of deferred income (2020: £nil) and £58 million (2020: £55 million) in respect of interest payable mainly related to tax matters. FII GLO of £963 million relates to receipts in 2015, in respect of the Franked Investment Income Government Litigation Order (note 10(b)). Amounts payable to related parties including associated undertakings are shown in note 30.

There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.

Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 6% in other currencies (2020: less than 5% in other currencies).

26 Financial instruments and risk management

Management of financial risks

One of the principal responsibilities of Treasury is to manage the financial risks arising from the Group’s underlying operations. Specifically, Treasury manages, within an overall policy framework set by the Group’s Main Board and Corporate Finance Committee (CFC), the Group’s exposure to funding and liquidity, interest rate, foreign exchange and counterparty risks. The Group’s treasury position is monitored by the CFC which meets regularly throughout the year and is chaired by the Group Finance Director. The approach is one of risk reduction within an overall framework of delivering total shareholder return.

The Group defines capital as net debt (note 23) and equity (note 22). There are no externally imposed capital requirements for the Group. Group policies include a set of financing principles that provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends (as a percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2021 is 3.5% (2020: 3.6%).

The Group manages its financial risks in line with the classification of its financial assets and liabilities in the Group’s balance sheet and related notes. The Group’s management of specific risks is dealt with as follows:

Liquidity risk

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group has a target average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2021, the average centrally managed debt maturity was 10.1 years (2020: 9.9 years) and the highest proportion of centrally managed debt maturing in a single rolling year was 18.6.% (2020: 16.4%). Perpetual hybrid bonds are treated as equity (note 22 (d)) and therefore not included within the debt maturity analysis.

The Group utilises cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to mobilise cash efficiently within the Group. The key objectives of Treasury in respect of cash and cash equivalents are to protect their principal value, to concentrate cash at the centre, to minimise the required debt issuance and to optimise the yield earned. The amount of debt issued by the Group is determined by forecasting the net debt requirement after the mobilisation of cash.

The Group continues to target a solid investment-grade credit rating. In January 2017, Moody’s and S&P revised the Group’s rating to Baa2 and BBB+ with stable outlook, respectively, following the announcement of the Reynolds American acquisition. The Group’s strategy is to continue deleveraging and is seeking to recover to Baa1/BBB+ in the medium term. The Group is confident of its continued ability to successfully access the debt capital markets for future refinancing requirements.

As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2021, the Group does not have any investments in money market funds (2020: £nil).

As part of its working capital management, in certain countries, the Group has entered into factoring arrangements and supply chain financing arrangements. These are explained in further detail in note 17 and note 25.

Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms, or through local borrowings by the subsidiaries in appropriate currencies to predominantly fund short- to medium-term working capital requirements.

Available facilities in current year:

It is Group policy that short-term sources of funds (including drawings under both the Group US$4 billion U.S. commercial paper (U.S. CP) programme and the Group £3 billion euro commercial paper (ECP) programme) are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c, B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation and guaranteed by British American Tobacco p.l.c.. At 31 December 2021, commercial paper of £269 million was outstanding (2020: £nil). Cashflows relating to commercial paper that have maturity periods of three months or less are presented on a net basis in Group’s cash flow statement.

At 31 December 2021, the Group had access to a £5.85 billion revolving credit facility. This facility was undrawn at 31 December 2021. In 2021, the Group exercised the first of the one-year extension options on both tranches of the revolving credit facility, with the second one-year extension subsequently exercised in February 2022. Effective March 2022, therefore, the £2.85 billion 364-day tranche will be extended to March 2023 at the reduced amount of £2.7 billion and £2.5 billion of the five-year tranche will be extended from March 2026 to March 2027 (with £3.0 billion of this tranche remaining available until March 2025 and £2.85 billion remaining available from March 2025 to March 2026).

During 2021, the Group extended short-term bilateral facilities totalling £2.5 billion until March or April 2022, some with extension options to extend for further periods. As at 31 December 2021, £500 million was drawn on a short-term basis. Of such short-term bilateral facilities, in December 2021, the Group amended and extended a total of £500 million until December 2022 and subsequent to year end, the Group amended and extended a further £500 million until January 2023 and effective April 2022, an additional £350 million was agreed to be extended until October 2022 and £500 million until April 2023. Cashflows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.

Issuance, drawdowns and repayments in current year:

●	In February 2021, the Group repaid a €650 million bond at maturity;

●	In June 2021, the Group repaid £500 million of the £1,929 million term loan that has a maturity date in January 2022; the remaining £1,429 million was repaid in September 2021;

●	In July, August, September and November 2021, the Group repaid £500 million, €1,100 million, CHF 400 million and €500 million of bonds at maturity, respectively; and

●	The Group issued perpetual hybrid bonds totalling €2 billion in September 2021. Please refer to note 22(d) for further details.

Available facilities in prior year:

In March 2020, the Group refinanced its £6 billion revolving credit facility consisting of a £3 billion 364-day tranche (with two one-year extension options and a one-year term-out option), and a £3 billion five-year tranche (with two one-year extension options). The facility no longer contains a financial covenant. As at 31 December 2020, the facility was undrawn.

In March and April 2020, the Group arranged short-term bilateral facilities with core relationship banks for a total amount of approximately £4.8 billion, strengthening the Group’s liquidity position and further mitigating liquidity risks during the COVID-19 crisis. The bilateral facilities have since been reduced to a total amount of approximately £3.4 billion. At 31 December 2020, these facilities were undrawn.

Issuance, drawdowns and repayments in prior year:

●

In April 2020, the Group accessed the U.S. dollar market under its SEC Shelf Programme, raising a total of US$2.4 billion across three tranches. Additionally, the Group accessed the European market under its EMTN programme, raising a total of €1.7 billion across two tranches;

●

In May and June 2020, the Group repaid US$750 million and US$770.8 million bonds at maturity, respectively. Additionally, in June 2020, the Group raised £500 million in the sterling market under its EMTN Programme;

●	In July 2020, the Group repaid a €600 million bond and a £1.9 billion term loan at maturity, and in August 2020, the Group repaid a US$1 billion bond at maturity;

●

In September 2020, the Group accessed the U.S. dollar market under its SEC Shelf programme, raising a total of US$6.25 billion across five tranches. The Group also made a tender offer to repurchase portions of seven series of bonds prior to their maturities. The tender offer was completed in October 2020, totalling US$3.2 billion under five series of bonds, £70 million and €100 million under two separate series of bonds, all of which would have otherwise matured in 2021 and 2022; and

●

In October 2020, the Group exercised the make whole redemption provision to fully redeem the remaining amounts outstanding following the tender offer on three series of bonds that would have otherwise matured in 2022. In November 2020, the balance outstanding on these bonds was repurchased, totalling US$597.6 million.

Currency risk

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The Group’s primary balance sheet translation exposures are to the U.S. dollar, Canadian dollar, euro, Danish krone, Swiss franc, South African rand, Russian rouble, Brazilian real, Australian dollar, Malaysian ringgit, Singaporean dollar and Indian rupee. These exposures are kept under continuous review. The Group’s policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group’s underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2021, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 68% U.S. dollar (2020: 63%), 13% euro (2020: 13%), 13% sterling (2020: 19%) and 6% other currencies (2020: 5% other currencies).

The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries and associates and joint arrangements; these exposures are not normally hedged. Exposures also arise from:

(i) foreign currency denominated trading transactions undertaken by subsidiaries. These exposures comprise committed and highly probable forecast sales and purchases, which are offset wherever possible. The remaining exposures are hedged within the Treasury policies and procedures with forward foreign exchange contracts and options, which are designated as hedges of the foreign exchange risk of the identified future transactions; and

(ii) forecast dividend flows from subsidiaries to the centre. To ensure cash flow certainty, the Group enters into forward foreign exchange contracts which are designated as net investment hedges of the foreign exchange risk arising from the investments in these subsidiaries.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of exchange rates in respect of non-functional currency financial assets and liabilities held across the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. Financial assets and liabilities held in the functional currency of the Group’s subsidiaries, as well as non-financial assets and liabilities and translation risk, are not included in the analysis. The Group considers a 10% strengthening or weakening of the functional currency against the non-functional currency of its subsidiaries as a reasonably possible change. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.

A 10% strengthening of functional currencies against non-functional currencies would result in pre-tax profit being £53 million lower (2020: £61 million lower; 2019: £16 million lower) and items recognised directly in other comprehensive income being £144 million higher (2020: £57 million higher; 2019: £22 million lower). A 10% weakening of functional currencies against non-functional currencies would result in pre-tax profit being £65 million higher (2020: £74 million higher; 2019: £20 million higher) and items recognised directly in other comprehensive income being £177 million lower (2020: £70 million lower; 2019: £27 million higher).

The exchange sensitivities on items recognised directly in other comprehensive income relate to hedging of certain net asset currency positions in the Group, as well as on cash flow hedges in respect of future transactions, but do not include sensitivities in respect of exchange on non-financial assets or liabilities.

Interest rate risk

The objectives of the Group’s interest rate risk management policy are to lessen the impact of adverse interest rate movements on the earnings, cash flow and economic value of the Group. Additional objectives are to minimise the cost of hedging and the associated counterparty risk.

During 2020, the Group financial covenant, being gross interest cover, was removed from the centrally managed banking facilities.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term) as a result of regular reviews of market conditions and strategy by the Corporate Finance Committee and the board of the main central finance company. At 31 December 2021, the relevant ratios of floating to fixed rate borrowings were 10:90 (2020: 7:93) on a net basis. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps to vary the fixed and floating mix, or forward starting swaps to manage the refinancing risk. The interest rate profile of liquid assets is taken into account in determining the net interest rate exposure.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of interest rates in respect of financial assets and liabilities of the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. For the purposes of this sensitivity analysis, financial assets and liabilities with fixed interest rates are not included. The Group considers a 100 basis point change in interest rates a reasonably possible change except where rates are less than 100 basis points. In these instances, it is assumed that the interest rates increase by 100 basis points and decrease to zero for the purpose of performing the sensitivity analysis. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.

A 100 basis point increase in interest rates would result in pre-tax profit being £44 million lower (2020: £31 million lower; 2019: £143 million lower). A 100 basis point decrease in interest rates, or less where applicable, would result in pre-tax profit being £47 million higher (2020: £29 million higher; 2019: £108 million higher). The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.

In accordance with the UK Financial Conduct Authority’s announcement on 27 July 2017, and following the decision taken by global regulators in 2018 to replace Interbank Offered Rates with alternative nearly risk-free rates, such benchmark rates are expected to be largely discontinued after 2021. The IASB addressed the effects of interest rate benchmark reform on financial reporting, with two phases of Amendments to IFRS 9 Financial Instruments (and other Standards) which the Group adopted in its Year End 2019 and 2020 accounts, respectively, as explained in the accounting policies (note1). The impact on the Group’s profit or equity from the application of these amendments was not material.

In January 2021, the Group confirmed adherence to the ISDA 2020 IBOR Fallbacks Protocol as published by the International Swaps and Derivatives Association, Inc. (ISDA) on 23 October 2020 (the Protocol), ensuring that appropriate fallback rates can apply to derivatives in the event of LIBOR discontinuation.

As at 31 December 2021, the Group has a floating rate bond with a nominal value US$750 million (£554 million) (2020: US$750 million (£549 million)) that is due to mature in August 2022 before USD LIBOR ceases. £1,929 million of floating rate borrowings outstanding at 31 December 2020 were repaid during the year. In addition, the Group has bilateral facilities totalling £2.5 billion of which £500 million was drawn down at 31 December 2021. The contractual language on these facilities was updated during 2021 such that all drawings are based on SONIA with effect from the end of November 2021. The Group’s syndicated revolving credit facility (undrawn at 31 December 2021 and 2020) has historically had references to USD LIBOR, EURIBOR and GBP LIBOR. This facility includes market standard LIBOR replacement language, and with effect from June 2021 the agreement has adopted SOFR and SONIA as the alternative benchmark rates in respect of USD LIBOR and GBP LIBOR, respectively.

Following announcements by the respective regulators, EURIBOR and USD LIBOR are now expected to continue for the foreseeable future, with USD LIBOR rates potentially discontinued after June 2023.

The Group has a total of nine derivatives that may be impacted by an interest rate benchmark reform of which two are free-standing derivatives (EUR interest rate swaps) maturing in January 2023 with nominal values of €750 million (£630 million). There are three derivatives (USD interest rate swaps) in fair value hedge relationship with nominal value US$300 million (£221 million) maturing in June 2022 (before USD LIBOR cessation) and therefore no further exposure arises.

The remaining four impacted derivatives (cross currency interest rate swaps) with nominal values totalling €800 million (£672 million) maturing in October 2023 are in fair value hedge relationships which are indexed to the sterling LIBOR interest rates. The Group is party to the ISDA fallback protocol and in January 2022, it automatically replaced the GBP LIBOR with an economically equivalent interest rate derivatives referencing SONIA on their reset date. The Group has updated the respective hedge documentation accordingly since the uncertainty regarding the transition for these four derivatives has ceased. The hedge relationship on these derivatives will continue with any resulting ineffectiveness likely to be immaterial.

The Group therefore believes that any outstanding contracts on 1 January 2022 with interest rates based on LIBOR or similar benchmarks will adequately provide for alternate calculations of interest in the event that they are unavailable.

Credit risk

The Group has no significant concentrations of customer credit risk. Subsidiaries have policies in place requiring appropriate credit checks on potential customers before sales commence. The process for monitoring and managing credit risk once sales to customers have been made varies depending on local practice in the countries concerned.

Certain territories have bank guarantees, other guarantees or credit insurance provided in the Group’s favour in respect of Group trade receivables, the issuance and terms of which are dependent on local practices in the countries concerned. All derivatives are subject to ISDA agreements or equivalent documentation.

Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties. Generally, the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognises that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount and duration of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly.

The Group ensures that it has sufficient counterparty credit capacity of requisite quality to undertake all anticipated transactions throughout its geographic footprint, while at the same time ensuring that there is no geographic concentration in the location of counterparties.

With the following exceptions, the maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. The Group has entered into short-term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be £89 million (2020: £88 million). In addition, the Group has entered into a guarantee arrangement to support a short-term bank credit facility with distribution and supply chain partner. The maximum exposure under the arrangement would be £1 million (2020: £36 million).

Price risk

The Group is exposed to price risk on investments held by the Group, which are included in investments held at fair value on the consolidated balance sheet, but the quantum of such is not material.

Hedge accounting

In order to qualify for hedge accounting, the Group is required to document prospectively the economic relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the economic relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is repeated periodically to ensure that the hedge has remained, and is expected to remain, highly effective. The prospective effectiveness testing determines that an economic relationship between the hedged item and the hedging instrument exists.

In accordance with the Group Treasury Policy, the exact hedge ratios and profile of a hedge relationship will depend on several factors, including the desired degree of certainty and reduced volatility of net interest costs and market conditions, trends and expectations in the relevant markets. The sources of ineffectiveness include spot and forward differences, impact of time value and timing differences between periods in the hedged item and hedging instrument.

The Group’s risk management strategy has been explained in further detail under the interest rate risk and currency risk sections of this note.

Fair value estimation

The fair values of financial assets and liabilities with maturities of less than one year, other than derivatives, are assumed to approximate their book values. For other financial instruments which are measured at fair value in the balance sheet, the basis for fair values is described below.

Fair value hierarchy

The following table presents the Group’s financial assets and liabilities that are measured at fair value in accordance with IFRS 13 classification hierarchy:

	2021				2020

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets at fair value
Investment held at fair value (note 18)	405	-	101	506	171	-	93	264
Derivatives relating to
– interest rate swaps (note 19)	-	33	-	33	-	65	-	65
– cross-currency swaps (note 19)	-	221	-	221	-	444	-	444
– forward foreign currency contracts (note 19)	-	171	-	171	-	288	-	288

Assets at fair value	405	425	101	931	171	797	93	1,061

Liabilities at fair value
Derivatives relating to
– interest rate swaps (note 19)	-	36	-	36	-	53	-	53
– cross-currency swaps (note 19)	-	35	-	35	-	-	-	-
– forward foreign currency contracts (note 19)	-	243	-	243	-	266	-	266

Liabilities at fair value	-	314	-	314	-	319	-	319

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

Netting arrangements of derivative financial instruments

The gross fair value of derivative financial instruments as presented in the Group balance sheet, together with the Group’s rights of offset associated with recognised financial assets and recognised financial liabilities subject to enforceable master netting arrangements and similar agreements, is summarised as follows:

	2021			2020

	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m
Financial assets
– Derivative financial instruments (note 19)	425	(184)	241	797	(237)	560
Financial liabilities
– Derivative financial instruments (note 19)	(314)	184	(130)	(319)	237	(82)

	111	-	111	478	-	478

* No financial instruments have been offset in the Group balance sheet.

The Group is subject to master netting arrangements in force with financial counterparties with whom the Group trades derivatives.

The master netting arrangements determine the proceedings should either party default on their obligations. In case of any event of default, the non-defaulting party will calculate the sum of the replacement cost of outstanding transactions and amounts owed to it by the defaulting party. If that sum exceeds the amounts owed to the defaulting party, the defaulting party will pay the balance to the non-defaulting party. If the sum is less than the amounts owed to the defaulting party, the non-defaulting party will pay the balance to the defaulting party.

The hedged items by risk category are presented below:

2021
		Accumulated amount of fair value hedge adjustments on the hedged	Line item in the	Changes in fair
	Carrying amount of the hedged item	item included in the carrying amount of the hedged item	statement of financial	value used for calculating	Cash flow hedge reserve
			position where	hedge	(gross of tax)
			the hedged item is included	ineffectiveness
	£m	£m		£m	£m
Fair value hedges
Interest rate risk
– borrowings (liabilities)	9,197	101	Borrowings	87
Cash flow hedges
Interest rate risk
– borrowings (liabilities)	2,132		Borrowings	(69)	(538)

2020
		Accumulated amount of fair value hedge adjustments on the hedged	Line item in the	Changes in fair
	Carrying amount of the hedged item	item included in the carrying amount of the hedged item	statement of financial	value used for calculating	Cash flow hedge reserve
			position where	hedge	(gross of tax)
			the hedged item is included	ineffectiveness
	£m	£m		£m	£m
Fair value hedges
Interest rate risk
– borrowings (liabilities)	5,356	173	Borrowings	(57)
Cash flow hedges
Interest rate risk
– borrowings (liabilities)	2,816		Borrowings	155	(628)

£368 million (2020: £392 million) of the Group’s borrowings are designated as net investment hedge instruments of the Group’s net investments in foreign operations. In line with the Group’s risk management policies, the net investment hedge relationships are reviewed periodically. A number of these relationships had matured in 2019. The change in the value used for calculating hedge ineffectiveness for hedged items designated under net investment hedge relationships is £24 million (2020: £21 million).

As at 31 December 2021, the accumulated balance of the cash flow hedge reserve was a loss of £363 million (2020: loss of £504 million) including an accumulated loss of £538 million (2020: loss of £628 million) in relation to interest rate exposure and foreign currency exposure arising from borrowings held by the Group, and an accumulated gain of £116 million (2020: gain of £139 million) in relation to deferred tax arising from cash flow hedges. The remainder related to the Group’s foreign currency exposure on forecasted transactions and cost of hedging (note 22(c)(ii)).

27 Changes in the Group

(a) Acquisitions

The Group acquired certain businesses and other tobacco assets as noted below. The financial impact of these transactions to the Group were immaterial individually and in aggregate. Except as noted, there were no material differences between the fair value and book values of net assets acquired in business combinations.

On 12 November 2020, the Group acquired 100% of the share capital in Eastern Tobacco Company for Trading, formerly known as Rafique Mohammed Sudki Jad Establishment for Trading when acting as BAT’s distributor in Saudi Arabia (KSA), for £50 million (SAR 246 million). Goodwill of £36 million, representing anticipated synergies, and trademarks and similar intangibles of £39 million, as well as £96 million of cash and cash equivalents, were recognised on acquisition.

On 8 April 2019, the Group via its U.S. subsidiary R.J. Reynolds Vapor Company (RJR Vapor), acquired a 45% stake in VapeWild Holdings LLC, a vertically integrated vapour manufacturer and retailer for US$40 million. This was followed by a further acquisition of 15% on 24 June 2019 for US$8 million, giving the Group a 60% interest for US$48 million (£36 million). The Group consolidated VapeWild as a subsidiary from the date of the first investment. Goodwill of £11 million, representing a strategic premium to enter this segment of the U.S. vapour market, and trademarks and similar intangibles of £39 million were recognised on acquisition. Following the announcements with regard to flavours in vapour in the U.S., goodwill was impaired in full in 2019. The business was subsequently discontinued and liquidation proceedings commenced in December 2020.

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Proprietary Limited, a South African e-cigarette/nicotine vapour company with a market share of circa 70% within South Africa and a leading presence in shopping malls via its branded kiosks outlets. Completion of the proposed acquisition was conditional upon South African anti-trust clearance, which was given in the second half of 2019 and BAT acquired control on 30 September 2019 for a purchase price of £25 million of which £6 million was deferred and contingent upon future performance in the market. Goodwill of £12 million, representing a strategic premium to enter this segment of the South African vapour market, and trademarks and similar intangibles of £15 million were recognised on acquisition. Due to difficult trading conditions, the goodwill and intangibles were fully impaired in 2020 and deferred consideration adjusted by £3 million. The final payment of deferred consideration of £3 million was paid in 2021.

On 5 May 2017, the Group acquired certain tobacco assets, including a distribution company, Express Logistic and Distribution EOOD (ELD), from Bulgartabac Holding AD in Bulgaria. The assets acquired, including brands and other intangibles of £117 million, were purchased for a total consideration of £110 million, of which £28 million was contingent upon future performance in the market. £14 million of this was paid during 2018 and £13 million of this was paid during 2019. Subsequently, ELD was disposed of in 2019 at carrying value.

On 4 January 2017, the Group completed the acquisition of 100% of Winnington Holding AB, a Swedish manufacturer of ‘white’ snus, for a purchase price of £31 million. Goodwill of £8 million and brands and similar intangibles of £28 million were recognised. £8 million of the consideration was contingent on post-acquisition targets being met and was substantially settled in January 2019.

On 17 November 2015, the Group acquired 100% of Blue Nile Cigarette Company Limited from a private shareholder. The fair value of the consideration payable was £45 million of which £8 million was contingent on achievement of certain post-acquisition targets. Subsequent payments in respect of this were £1 million in 2016, £5 million in 2017, £1 million in 2018 and £1 million in 2019.

On 30 September 2015, the Group acquired TDR and other tobacco and retail assets from Adris Grupa d.d. (Adris) for a total enterprise value of €550 million. Part of the consideration was contingent upon certain targets being met post-acquisition, and £5 million of this was paid in January 2017. In 2019, the Group reached an agreement with Adris regarding the level of contingent consideration such that any remaining amounts would not be paid by the Group and the Group received €3 million in full and final settlement of all claims between Adris and the Group. Consequently, €9 million of cash and deferred consideration was recognised as other income (note 7).

(b) Non-controlling interests

In 2021, the Group made a capital contribution to Brascuba Cigarrillos S.A. at a cost of £6 million (2020: £17 million; 2019: £20 million). This contribution was in proportion to a capital contribution made by the non-controlling interest to the company and as such, the Group’s shareholding remains unchanged.

In addition, in 2021, as part of a Voluntary Tender Offer for the non-controlling interests of the Group’s Indonesian subsidiary, the Group acquired 0.2% additional shares at a cost of £4 million as explained in note 30.

Also in 2021, the Group acquired a further 2.7% in Hrvatski Duhani d.d. Tobacco Leaf Processing at a cost of £1 million.

(c) Other transactions

(i) Organigram

On 11 March 2021, the Group announced a strategic collaboration agreement with Organigram Inc., a wholly owned subsidiary of publicly traded Organigram Holdings Inc. (collectively, Organigram). Under the terms of the transaction, a Group subsidiary acquired a 19.9% equity stake in Organigram Holdings Inc. (listed on both the Nasdaq and Toronto Stock Exchange under the symbol ‘OGI’) to become its largest shareholder, with the ability to appoint two directors to Organigram Holdings Inc.’s board of directors and representation on its investment committee. At closing, one BAT nominee, Mr. Jeyan Heper, was added to the board. A second nominee and a replacement for Mr. Heper, who resigned on 31 October 2021, are expected to be proposed in due course. The Group accounts for the investment as an associate.

The Group’s investment provides a significant injection of capital for Organigram that will enable them to expand and accelerate their R&D and product development activities and support business expansion. The Group’s investment of £129 million has been allocated against the Group’s share of Organigram’s net assets, including the recognition of £49 million of intangibles, and goodwill of £30 million, which represents a strategic premium to enter the legal cannabis market in North America.

During 2021, Organigram acquired all of the issued and outstanding shares of The Edibles & Infusions Corporation (EIC) for an initial consideration of CAD$22 million, payable in shares. Organigram also acquired all of the issued and outstanding shares of Laurentian Organic Inc. for consideration of CAD$36 million, payable in cash and shares. The impact of these transactions on the Group was not material. As a result of these transactions, the Group’s shareholding was reduced to 18.8%. Potential additional shares are payable on both transactions upon the acquired businesses achieving certain earnout milestones. The transactions and results of these changes are immaterial to the Group and organic measures, excluding the results of these acquisitions, are not presented.

(ii) Other acquisitions

During 2021, the Group increased its ownership of a wholesale producer and distributor operating in the agriculture sector based in Uzbekistan, FE “Samfruit” JSC to 42.61%, for £1 million. During 2020, the ownership was increased to 38.63%, for £5 million.

On 20 October 2020, the Group acquired the formulations, brands, associated know-how and other relevant assets owned by Dryft Sciences, LLC (DSL) relating to its white nicotine pouch products for consideration of up to US$150 million payable in accordance with the achievement of certain milestones. The transaction has been accounted for as an asset acquisition, rather than as a business combination, as the intellectual property and associated assets acquired do not represent an integrated set of activities required by IFRS for business combination accounting. Consequently, the consideration payable has been assigned to the acquired assets by relative fair value.

On 10 January 2019, the Group acquired a minority stake in AYR Limited, a vapour technology company based in the UK, for £8 million, with the potential to increase this in the future. The investment terms also provide for the Group and AYR to agree a commercial collaboration agreement under which the Group and AYR will jointly develop future vaping products.

(d) Disposals

On 25 June 2021, the Group agreed to dispose of its Iranian subsidiary, B.A.T. Pars Company PJSC (BAT Pars) to DTM ME FZE LLC. Accordingly, BAT Pars was classified as held-for-sale at that date and £152 million of assets, primarily comprised £98 million of cash and cash equivalents, £38 million of inventory and £14 million of property, plant and equipment, were transferred to held-for-sale assets. Also, £24 million of liabilities, primarily comprised £10 million of trade creditors and £8 million of corporation tax payable, were transferred to held-for-sale liabilities. Subsequently an impairment charge and associated costs of £88 million was recognised in the income statement and treated as an adjusting item.

Completion took place on 6 August 2021. The value of the consideration, in Euros, is subject to the finalisation of the completion accounts process, as well as various other matters, with payment deferred until September 2022. Discounted estimated proceeds of £45 million have been recognised as a current receivable. At 31 December 2021, a credit of £2 million was recognised in operating profit in relation to a partial unwind of discounting on the deferred proceeds. In addition, £272 million in respect of foreign exchange previously recognised in other comprehensive income has been reclassified to the income statement. The financial impact of this has also been treated as an adjusting item.

The held-for-sale impairment charge of £83 million and the foreign exchange reclassification of £272 million which were charged to the income statement have been included as non-cash items in the cash flow statement.

In compliance with IAS 7 Statement of cash flows, the £98 million of cash and cash equivalents held at the date of disposal have been reported as a cash outflow under investing activities.

In addition, £24 million of related investments held at fair value were provided against as a charge to net finance costs given uncertainties regarding recovery of these funds.

28 Share-based payments

The Group operates a number of share-based payment arrangements of which the two principal ones are:

Long-Term Incentive Plan (LTIP)

Awards granted from 2020 under the Long-Term Incentive Plan are the Performance Share Plan and the Restricted Share Plan with the following conditions:

Performance Share Plan (PSP): nil-cost options released three years from date of grant. Payout is subject to performance conditions based on earnings per share (40% of grant), operating cash flow (20% of grant), total shareholder return (20% of grant) and net turnover (20% of grant) in 2021, 2020 and 2019. Total shareholder return combines the share price and dividend performance of the Company by reference to one comparator group. Participants are not entitled to dividends prior to the exercise of the options. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash-settled PSP awards are granted in March each year.

Restricted Share Plan (RSP): Nil-cost options released three years from date of grant and may be subject to forfeit if a participant leaves employment before the end of the three-year holding period. Participants are not entitled to dividends prior to the exercise of the options. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity- and cash-settled RSP awards are granted in March.

Awards granted in 2019 are nil-cost options exercisable after three years from date of grant with a contractual life of 10 years. The performance conditions and the dividend entitlement attached to these awards are identical to the PSP award mentioned above. Both equity and cash-settled LTIP awards were granted in March.

Following the acquisition of Reynolds American on 25 July 2017, underlying Reynolds American shares for LTIPs were replaced with BAT American Depositary Shares (ADS). LTIP awards for ADSs are measured against the performance conditions of Reynolds American at the maximum of 150% at the vesting date. Equity-settled LTIPs were granted by Reynolds American in March each year with options exercisable after three years from the date of grant with the payment made no later than 90 days from date of vesting. Participants are not entitled to dividends prior to exercise of the options.

Deferred Share Bonus Scheme (DSBS)

Free ordinary shares released three years from date of grant and may be subject to forfeit if a participant leaves employment before the end of the three-year holding period. Participants receive a separate payment equivalent to a proportion of the dividend payment during the holding period. Both equity- and cash-settled deferred shares are granted in March each year.

The Group also has a number of other arrangements which are not material for the Group and these are as follows:

Sharesave Scheme (SAYE)

Options granted in March each year from 2011 onwards (previously, November until 2009, and no options were granted during 2010) by invitation at a 20% discount to the market price. Options to this equity-settled scheme are exercisable at the end of a three-year or five-year savings contract. Participants are not entitled to dividends prior to the exercise of the options. The maximum amount that can be saved by a participant in this way is £6,000 in any tax year.

Share Reward Scheme (SRS) and International Share Reward Scheme (ISRS)

Free shares granted in April each year (maximum £3,600 in any year) under the equity-settled schemes are subject to a three-year holding period. Participants receive dividends during the holding period which are reinvested to buy further shares.

Partnership Share Scheme

Open to all eligible employees, where employees can allocate part of their pre-tax salary to purchase shares in British American Tobacco p.l.c.. The maximum amount that can be allocated in this way to any individual is £1,800 in any tax year. The shares purchased are held in a UK-based trust and are normally capable of transfer to participants tax-free after a five-year holding period.

Share-based payment expense

The amounts recognised in the income statement in respect of share-based payments were as follows:

	2021		2020		2019
	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m
LTIP (note (a))	30	-	36	-	58	1
DSBS (note (b))	39	2	44	3	50	4
Other schemes	7	-	8	-	7	-

Total recognised in the income statement (note 3)	76	2	88	3	115	5

Share-based payment liability

The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2021 and 2020:

	2021		2020
	Vested £m	Unvested £m	Vested £m	Unvested £m
LTIP	0.1	1.1	0.3	1.5
DSBS	0.1	6.4	0.2	5.7

Total liability	0.2	7.5	0.5	7.2

(a) Long-Term incentive Plan Details of the movements for the equity- and cash-settled LTIP scheme during the years ended 31 December 2021 and 31 December 2020, were as follows:

	2021		2020
	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands
Outstanding at start of year	10,000	274	9,193	318
Granted during the period	3,440	81	3,856	109
Exercised during the period	(1,639)	(48)	(1,590)	(63)
Forfeited during the period	(1,910)	(64)	(1,459)	(90)

Outstanding at end of year	9,891	243	10,000	274

Exercisable at end of year	611	29	690	27

As at 31 December 2021, the Group has 9,891,000 shares (2020: 10,000,000 shares) outstanding which includes 2,650,364 shares (2020: 2,876,738 shares) which are related to Reynolds American LTIP awards from which nil shares (2020: nil shares) are exercisable at the end of the year.

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £27.67 (2020: £29.37; 2019: £28.31) for equity-settled and £27.59 (2020: £28.68; 2019: £30.87) for cash-settled options.

The weighted average British American Tobacco p.l.c. share price for ADS on the New York Stock Exchange at the date of exercise for share options exercised during the period relating to equity-settled Reynolds American LTIP awards was US$35.93 (2020: US$40.04; 2019: US$36.35).

The outstanding shares for the year ended 31 December 2021 had a weighted average remaining contractual life of 3.7 years (2020: 8.1 years; 2019: 8.2 years) for the equity-settled scheme, 1.70 years for Reynolds American equity-settled scheme (2020: 1.72 years; 2019: 1.93 years) and 4.1 years (2020: 8.1 years; 2019: 8.3 years) for the cash-settled share-based payment arrangements.

(b) Deferred Share Bonus Scheme

Details of the movements for the equity- and cash-settled DSBS scheme during the years ended 31 December 2021 and 31 December 2020, were as follows:

	2021		2020
	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands
Outstanding at start of year	4,141	200	3,748	282
Granted during the period	1,562	179	1,829	109
Exercised during the period	(1,497)	(142)	(1,368)	(175)
Forfeited during the period	(65)	(14)	(68)	(16)

Outstanding at end of year	4,141	223	4,141	200

Exercisable at end of year	-	1	91	4

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £27.58 (2020: £28.08; 2019: £28.40) for equity-settled and £27.70 (2020: £28.06; 2019: £30.06) for cash-settled options.

The outstanding shares for the year ended 31 December 2021 had a weighted average remaining contractual life of 1.3 years (2020: 1.4 years; 2019: 1.5 years) for the equity-settled scheme and 1.3 years (2020: 1.4 years; 2019: 1.5 years) for the cash-settled scheme.

Valuation assumptions

Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

	2021		2020
	LTIP	DSBS	LTIP	DSBS
Expected volatility (%)	27.0	27.0	25.0	25.0
Average expected term to exercise (years)*	3.0	3.0	3.5 / 3.0	3.0
Risk-free rate (%)	0.2	0.2	0.2	0.2
Expected dividend yield (%)	7.7	7.7	7.9	7.9
Share price at date of grant (£)	27.94	27.94	26.33	26.33
Fair value at grant date (£)*	19.87 / 22.20	22.20	21.23 / 20.76	20.76
Fair value at grant date (£)* – Management Board	17.35 / 22.20	22.20	21.23 / 20.76	20.76

*	Where two figures have been quoted for the Long-Term Incentive Plan, the numbers relate to PSP and RSP awards, respectively.

Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the LTIP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2021	2020
	LTIP (PSP)	LTIP (PSP)
Average share price volatility FMCG comparator group (%)	23	21
Average correlation FMCG comparator group (%)	29	31

Fair values determined from the Black-Scholes and Monte-Carlo models use assumptions revised at the end of each reporting period for cash-settled share-based payment arrangements.

The expected British American Tobacco p.l.c. share price volatility was determined taking account of the return index (the share price index plus the dividend reinvested) over a five-year period. The FMCG share price volatility and correlation was also determined over the same periods. The average expected term to exercise used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural conditions, forfeiture and historical experience.

The risk-free rate has been determined from market yield curves for government gilts with outstanding terms equal to the average expected term to exercise for each relevant grant. The expected dividend yield was determined by calculating the yield from the last two declared dividends divided by the grant share price.

In addition to these valuation assumptions, LTIP awards, excluding RSP, contain earnings per share performance conditions. As these are non-market performance conditions they are not included in the determination of fair value of share options at the grant date, however, they are used to estimate the number of awards expected to vest. This pay-out calculation is based on expectations published in analysts’ forecasts.

29 Group employees

The average number of persons employed by the Group and its associates during the year, including Directors, was 82,868 (2020: 89,182).

	2021	2020
	Number	Number
U.S.	4,789	4,914
APME	10,488	12,703
AMSSA	16,799	17,869
ENA	22,289	23,957

Subsidiary undertakings	54,365	59,443
Associates	28,503	29,739

	82,868	89,182

Included within the employee numbers for ENA are certain employees in the UK in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

30 Related party disclosures

The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited (a joint operation) are not included in these disclosures as the results are immaterial to the Group.

Intercompany transactions and balances are eliminated on consolidation and therefore are not disclosed.

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. The Group’s share of dividends from associates, included in other net income in the table below, was £392 million (2020: £394 million; 2019: £239 million).

	2021	2020	2019
	£m	£m	£m
Transactions
– revenue	524	495	511
– purchases	(123)	(80)	(79)
– other net income	387	388	248
Amounts receivable at 31 December	48	33	42
Amounts payable at 31 December	(3)	(5)	(2)

On 5 October 2021, PT Bentoel Internasional Investama Tbk (Bentoel) announced its intention to delist from the Indonesia Stock Exchange and go private by conducting a Voluntary Tender Offer (VTO). As part of this, in two phases in November and December 2021, the Group acquired an additional 0.2% of shares in Bentoel from independent shareholders at a cost of £4 million and terminated the total return swap (as explained in note 32).

As set out in note 27, in March 2021, the Group acquired a 19.9% equity stake in Organigram. The Group and Organigram also entered into a Product Development Collaboration Agreement following which a Centre of Excellence has been established to focus on developing the next generation of cannabis products with an initial focus on cannabidiol (CBD). The Centre of Excellence is located at Organigram’s indoor facility in New Brunswick, Canada, which holds the Health Canada licences required to conduct R&D activities with cannabis products. Both the Group and Organigram are contributing scientists, researchers, and product developers to the Centre of Excellence, which is governed and supervised by a steering committee consisting of an equal number of senior members from each company. Both partners share a commitment to continue to maintain the highest regulatory and ethical standards. Furthermore, as part of the transaction, the Group and Organigram have agreed to grant each other a royalty-free licence to certain intellectual property to enable the development of new and potentially disruptive, novel products. Both parties have the ability to independently commercialise any products developed as a result of the collaboration under their own brands.

During 2021, the Group increased its ownership of a wholesale producer and distributor operating in the agriculture sector based in Uzbekistan, FE “Samfruit” JSC to 42.61%, for £1 million. In 2020 the Group increased its ownership to 38.63% for £5 million.

During 2021, the Group made a capital contribution in Brascuba Cigarrillos S.A. at a cost of £6 million (2020: £17 million; 2019: £20 million). There was a capital reduction in CTBAT International Limited of approximately US$171 million with funds remitted prorate to investors in 2021.

Also in 2021, the Group acquired a further 2.7% in Hrvatski Duhani d.d. Tobacco Leaf Processing at a cost of £1 million.

During 2019, the Group acquired 60% of VapeWild Holdings LLC and a minority stake in AYR Limited. Please refer to note 27 for the VapeWild Holdings LLC business that was discontinued and liquidated in 2020.

The key management personnel of British American Tobacco consist of the members of the Board of Directors of British American Tobacco p.l.c. and the members of the Management Board. No such person had any material interest during the year in a contract of significance (other than a service contract) with the Company or any subsidiary company. The term key management personnel in this context includes their close family members.

	2021	2020	2019
	£m	£m	£m
The total compensation for key management personnel, including Directors, was:
– salaries and other short-term employee benefits	18	17	26
– post-employment benefits	1	2	4
– share-based payments	16	13	23

	35	32	53

The following table, which is not part of IAS 24 disclosures, shows the aggregate emoluments of the Directors of the Company.

	Executive Directors			Chairman			Non-Executive Directors			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000
Salary; fees; benefits; incentives
– salary	2,119	2,026	2,356							2,119	2,026	2,356
– fees				727	714	695	1,045	1,028	969	1,772	1,742	1,664
– taxable benefits	420	744	608	55	77	137	2	72	310	477	893	1,055
– short-term incentives	4,128	3,274	4,791							4,128	3,274	4,791
– long-term incentives	3,399	1,294	4,420							3,399	1,294	4,420

Sub-total	10,066	7,338	12,175	782	791	832	1,047	1,100	1,279	11,895	9,229	14,286

Pension; other emoluments
– pension	318	304	686							318	304	686
– other emoluments	6	20	47							6	20	47

Sub-total	324	324	733							324	324	733

Total emoluments	10,390	7,662	12,908	782	791	832	1,047	1,100	1,279	12,219	9,553	15,019

Aggregate gains on LTIP shares exercised in the year
	Award	Exercised LTIP shares	Exercise date	Price per share (£)	Aggregate gain (£)
Jack Bowles	26 March 2018	23,731	10 May 2021	28.25	670,401
Tadeu Marroco	26 March 2018	15,310	29 March 2021	28.27	432,737

LTIP – Value of awards 2018
		Shares		Price per share (£)[1]	Face value (£)
Jack Bowles		43,785		38.94	1,704,988
Tadeu Marroco		28,248		38.94	1,099,977

1	For information only as awards are made as nil-cost options.

In 2021, no Sharesave were exercised by Executive Directors.

31 Contingent liabilities and financial commitments

1.	The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards.

2.

Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, if it is probable that an outflow of economic resources will be required to settle the obligation and if the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement.

3.	There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

General Litigation Overview

4.

There are a number of legal and regulatory actions, proceedings and claims against Group companies related to tobacco and New Category products that are pending in a number of jurisdictions. These proceedings include, among other things, claims for personal injury (both individual claims and class actions) and claims for economic loss arising from the treatment of smoking- and health-related diseases (such as medical recoupment claims brought by local governments).

5.

The plaintiffs in these cases seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, violations of unfair and deceptive trade practices statutes, conspiracy, public nuisance, medical monitoring and violations of competition and antitrust laws. The plaintiffs seek various forms of relief, including compensatory and, where available, punitive damages, treble or multiple damages and statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, attorneys’ fees, and injunctive and other equitable relief.

6.

Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even hundreds of billions of sterling.

7.

With the exception of the Engle progeny cases described below, the Group continues to win the majority of tobacco-related litigation claims that reach trial, and a very high percentage of the tobacco-related litigation claims brought against them, including Engle progeny cases, continue to be dismissed at or before trial. Based on their experience in tobacco-related litigation and the strength of the defences available to them in such litigation, the Group’s companies believe that their successful defence of tobacco-related litigation in the past will continue in the future.

8.

Group companies generally do not settle claims. However, Group companies may enter into settlement discussions in some cases, if they believe it is in their best interests to do so. Exceptions to this general approach include, but are not limited to, actions taken pursuant to ‘offer of judgment’ statutes and Filter Cases, as defined below. An ‘offer of judgment,’ if rejected by the plaintiff, preserves the Group’s right to recover attorneys’ fees under certain statutes in the event of a verdict favourable to the Group. Such offers are sometimes made through court-ordered mediations. Other settlements by Group companies include the State Settlement Agreements (as defined in paragraph 41 below), the funding by various tobacco companies of a US$5.2 billion (approximately £3.8 billion) trust fund contemplated by the Master Settlement Agreement (as described in paragraph 41 below) to benefit tobacco growers, the original Broin flight attendant case, and most of the Engle progeny cases pending in U.S. federal court, after the initial docket of over 4,000 such cases was reduced to approximately 400 cases. The Group believes that the circumstances surrounding these claims are readily distinguishable from the current categories of tobacco-related litigation claims involving Group companies.

9.

Although the Group intends to defend all pending cases vigorously, and believes that the Group’s companies have valid bases for appeals of adverse verdicts and valid defences to all actions, and that an outflow of resources related to any individual case is not considered probable, litigation is subject to many uncertainties, and, generally, it is not possible to predict the outcome of any particular litigation pending against Group companies, or to reasonably estimate the amount or range of any possible loss. Furthermore, a number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation. Therefore, the Group does not provide estimates of the financial effect of the contingent liabilities represented by such litigation, as such estimates are not practicable.

10.

The following table lists the categories of the tobacco-related actions pending against Group companies as of 31 December 2021 and the increase or decrease from the number of cases pending against Group companies as of 31 December 2020. Details of the quantum of past judgments awarded against Group companies, the majority of which are under appeal, are also identified along with any settlements reached during the relevant period. Given the volume and more active nature of the Engle progeny cases and the Filter Cases in the U.S. described below, and the fluctuation in the number of such cases and amounts awarded from year to year, the Group presents judgment or settlement figures for these cases on a three-year basis. Where no quantum is identified, either no judgment has been awarded against a Group company, or where a verdict has been reached no quantification of damages has been given, or no settlement has been entered into. Further details on the judgments, damages quantification and settlements are included within the case narratives below. For a discussion of the non-tobacco related litigation pending against the Group, see note 31, paragraph 83, et seq.

Case Type	Case Numbers as at 31 December 2021	Case Numbers as at 31 December 2020 (note 1)	Change in Number Increase/(decrease)
U.S. tobacco-related actions
Medical reimbursement cases (note 2)	2	2	No change
Class actions (note 3)	20	20	No change
Individual smoking and health cases (note 4)	222	189	33
Engle Progeny Cases (note 5)	1,071	1,400	(329)
Broin II Cases (note 6)	1,200	1,227	(27)
Filter Cases (note 7)	46	48	(2)
State Settlement Agreements – Enforcement and Validity (note 8)	2	4	(2)
Non-U.S. tobacco-related actions
Medical reimbursement cases	19	19	No change
Class actions (note 9)	12	12	No change
Individual smoking and health cases (note 10)	52	68	(16)

(Note 1) This includes cases to which the Reynolds American Inc. (Reynolds American) group companies were a party at such date.

(Note 2) This category of cases includes the Department of Justice action. See note 31, paragraphs 20-24.

(Note 3) See note 31, paragraphs 25-38.

(Note 4) This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs and punitive damages. Out of the 222 active individual smoking and health cases, six judgments have been returned in the plaintiffs’ favour, awarding damages totalling approximately US$150.1 million (approximately £110.8 million), which are pending post-trial in trial courts or on appeal. For a further description of these cases, see note 31, paragraphs 39-40.

(Note 5) In July 1998, trial began in Engle v. R.J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against U.S. cigarette manufacturers, including R. J. Reynolds Tobacco Co. (RJRT) (individually, and as successor by merger to Lorillard Tobacco Company (Lorillard Tobacco)) and Brown & Williamson Holdings, Inc. (formerly Brown & Williamson Tobacco Corporation) (B&W). In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £107.1 billion) in punitive damages, apportioned US$36.3 billion (approximately £26.8 billion) to RJRT, US$17.6 billion (approximately £13 billion) to B&W, and US$16.3 billion (approximately £12 billion) to Lorillard Tobacco. This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. Putative Engle class members were permitted to file individual lawsuits, deemed ‘Engle progeny cases’, against the Engle defendants, within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008). Between the period 1 January 2019 and 31 December 2021, 21 judgments have been returned in the plaintiffs’ favour, awarding damages totalling approximately US$225 million (approximately £166.1 million). Certain of these judgments have been appealed by RJRT and in certain other cases, RJRT still had time to appeal, as of 31 December 2021. For a further description of the Engle progeny cases, see note 31, paragraphs 29-38 seq.

(Note 6) Broin v. Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to Environmental Tobacco Smoke (ETS) in airplane cabins. Group companies and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £221.5 million) to fund research on the detection and cure of tobacco-related diseases and US$49 million (approximately £36.2 million) in plaintiffs’ counsel’s fees and expenses. Group companies’ share of these payments totalled US$174 million (approximately £128.5 million). Broin II cases refer to individual cases by class members. There have been no Broin II trials since 2007. For a further description of the Broin II cases, see note 16 to paragraph 40.

(Note 7) Includes claims brought against Lorillard Tobacco and Lorillard Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Since 1 January 2019, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$25.9 million (approximately £19.1 million) in settlements to resolve 102 Filter Cases. See note 17 to paragraph 40.

(Note 8) Group companies’ expenses and payments under the State Settlement Agreements for 2021 amounted to approximately US$3.4 billion (approximately £2.5 billion) in respect of settlement expenses and US$3.7 billion (approximately £2.7 billion) in respect of settlement cash payments. See note 31, paragraph 43. The pending cases referred to above relate to the enforcement, validity or interpretation of the State Settlement Agreements in which RJRT, B&W or Lorillard Tobacco is a party. See note 31, paragraphs 41-54.

(Note 9) Outside the United States, there are 12 class actions being brought against Group companies as of 31 December 2021. These include class actions in the following jurisdictions: Canada (11) and Venezuela (1). For a description of the Group companies’ class actions, see note 31, paragraphs 70-81. Pursuant to the judgment in 2015 in the two Quebec class actions, the plaintiffs were awarded damages and interest in the amount of CAD$15.6 billion, most of which were on a joint and several basis (approximately £9.1 billion), of which the Group companies’ share was CAD$10.4 billion (approximately £6.1 billion). On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec Class Actions, as further described below. The share of the judgment for Imperial Tobacco Canada Limited (Imperial), the Group’s operating company in Canada, was reduced to approximately CAD$9.2 billion (approximately £5.4 billion). For a further description of the Quebec Class Actions, see paragraph 76. All of the class actions in Canada are currently stayed pursuant to a court order. See paragraph 58.

(Note 10) As at 31 December 2021, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (23), Italy (11), Canada (5), Argentina (5), Chile (4) and Ireland (2). There were a further two jurisdictions with one active case only. Out of these 52 cases, one case in Argentina (Baldassare) returned a first instance judgment on 28 December 2020, in the amount of ARS 685,976 (approximately £5,000) in compensatory damages and ARS 2,500,000 (approximately £18,000) in punitive damages (plus interest), in the plaintiffs’ favour as of 31 December 2021. BAT Argentina filed a notice of appeal of the judgment on 3 February 2021.

11.	Certain terms and phrases used in this note 31 may require some explanation.

a.

‘Judgment’ or ‘final judgment’ refers to the final decision of the court resolving the dispute and determining the rights and obligations of the parties. At the trial court level, for example, a final judgment generally is entered by the court after a jury verdict and after post-verdict motions have been decided. In most cases, the losing party can appeal a verdict only after a final judgment has been entered by the trial court.

b.

‘Damages’ refers to the amount of money sought by a plaintiff in a complaint, or awarded to a party by a jury or, in some cases, by a judge. ‘Compensatory damages’ are awarded to compensate the prevailing party for actual losses suffered, if liability is proved. In cases in which there is a finding that a defendant has acted wilfully, maliciously or fraudulently, generally based on a higher burden of proof than is required for a finding of liability for compensatory damages, a plaintiff also may be awarded ‘punitive damages’. Although damages may be awarded at the trial court stage, a losing party may be protected from paying any damages until all appellate avenues have been exhausted by posting a supersedeas bond. The amount of such a bond is governed by the law of the relevant jurisdiction and generally is set at the amount of damages plus some measure of statutory interest, modified at the discretion of the appropriate court or subject to limits set by a court or statute.

c.

‘Settlement’ refers to certain types of cases in which cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, have agreed to resolve disputes with certain plaintiffs without resolving the cases through trial.

d.

All sums set out in note 31 have been converted to GBP and US$ using the following end closing rates: GBP 1 to US$ 1.3545, GBP 1 to CAD$ 1.7109, GBP 1 to EURO 1.1910, GBP 1 to BRL 7.5443, GBP 1 to AOA 763.1513, GBP 1 to NGN 711.7127, GBP 1 to KRW 1610.1000, GBP 1 to HRK 8.9537, GBP 1 to JPY 155.9717, GBP 1 to QAR 4.9316, GBP 1 to SAR 5.0852 and GBP 1 to ARS 139.0908.

U.S. Tobacco Litigation

12.

Group companies, notably RJRT (individually and as successor by merger to Lorillard Tobacco) and B&W as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

13.

The total number of U.S. tobacco product liability cases pending at 31 December 2021 involving RJRT, B&W and/or Lorillard Tobacco was approximately 2,573. As at 31 December 2021, British American Tobacco (Investments) Limited (Investments) has been served as a co-defendant in one of those cases (2018:1). No other UK-based Group company has been served as a co-defendant in any U.S. tobacco product liability case pending as at 31 December 2021.

14.

Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of U.S. dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases; and other claims.

15.

RJRT (individually and as successor by merger to Lorillard Tobacco), American Snuff Co., Santa Fe Natural Tobacco Company, Inc. (SFNTC), R.J. Reynolds Vapor Company (RJR Vapor), Reynolds American, Lorillard Inc., other Reynolds American affiliates and indemnitees, including but not limited to B&W (collectively, the Reynolds Defendants), believe that they have valid defences to the tobacco-related litigation claims against them, as well as valid bases for appeal of adverse verdicts against them. The Reynolds Defendants have, through their counsel, filed pleadings and memoranda in pending tobacco-related litigation that set forth and discuss a number of grounds and defences that they and their counsel believe have a valid basis in law and fact.

16.

Scheduled trials. Trial schedules are subject to change, and many cases are dismissed before trial. In the U.S., there are 57 cases, exclusive of Engle progeny cases, scheduled for trial as of 31 December 2021 through 31 December 2022, for the Reynolds Defendants: 39 individual smoking and health cases, 15 Filter Cases, and 3 non-smoking and health cases. There are also approximately 151 Engle progeny cases against RJRT (individually and as successor to Lorillard Tobacco) and B&W scheduled for trial through 31 December 2022. It is not known how many of these cases will actually be tried.

17.

Trial results. From 1 January 2019 through 31 December 2021, 53 trials occurred in individual smoking and health, Engle progeny, and Filter Cases in which the Reynolds Defendants were defendants, including five where mistrials were declared. Verdicts in favour of the Reynolds Defendants and, in some cases, other defendants, were returned in 15 cases, tried in Florida (11), Oregon (1), and Massachusetts (3). Verdicts in favour of the plaintiffs were returned in 24 cases, which were tried in Florida (21), Massachusetts (2) and New Mexico (1). Six of the cases (four in Florida, one in New York, and one in Connecticut) were dismissed during trial. Two cases were punitive damages retrials. One case in Massachusetts is awaiting a decision.

(a) Medical Reimbursement Cases

18.	These civil actions seek to recover amounts spent by government entities and other third-party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.

19.

At 31 December 2021, one U.S. medical reimbursement suit (Crow Creek Sioux Tribe v. American Tobacco Co.) was pending against RJRT, B&W and Lorillard Tobacco in a Native American tribal court in South Dakota. The plaintiffs seek to recover actual and punitive damages, restitution, funding of a clinical cessation programme, funding of a corrective public education programme, and disgorgement of unjust profits from sales to minors. No other medical reimbursement suits are pending against these companies by county or other political subdivisions of the states.

U.S. Department of Justice Action

20.

On 22 September 1999, the U.S. Department of Justice brought an action in the U.S. District Court for the District of Columbia against various industry members, including RJRT, B&W, Lorillard Tobacco, B.A.T Industries p.l.c. (Industries) and Investments (United States v. Philip Morris USA Inc.). The U.S. Department of Justice initially sought (1) recovery of federal funds expended in providing health care to smokers who developed alleged smoking-related diseases pursuant to the Medical Care Recovery Act and Medicare Secondary Payer provisions of the Social Security Act and (2) equitable relief under the civil provisions of the Racketeer Influenced and Corrupt Organizations Act (RICO), including disgorgement of roughly US$280 billion (approximately £206.7 billion) in profits the government contended were earned as a consequence of a purported racketeering ‘enterprise’ along with certain ‘corrective communications’. In September 2000, the district court dismissed the government’s Medical Care Recovery Act and Medicare Secondary Payer claims. In February 2005, the U.S. Court of Appeals for the DC Circuit (the DC Circuit) ruled that disgorgement was not an available remedy.

21.

Industries was dismissed for lack of personal jurisdiction on 28 September 2000. In addition, Investments was a defendant at the trial, but intervening changes in controlling law post-trial led to a 28 March 2011 court ruling that the court’s Final Judgment and Remedial Order no longer applied to Investments prospectively, and for this reason, Investments would not have to comply with any of the remaining injunctive remedies being sought by the government. As the government did not appeal the 28 March 2011 ruling, this means that Investments is no longer in the case and is not subject to any injunctive relief that the court is expected to order against the remaining defendants. As the case continued as against RJRT and Lorillard Tobacco with respect to injunctive relief and related matters, the following is noted.

22.

The non-jury trial of the RICO portion of the claim began on 21 September 2004 and ended on 9 June 2005. On 17 August 2006, the federal district court issued its Final Judgment and Remedial Order, which found certain defendants, including RJRT, B&W, Lorillard Tobacco and Investments, had violated RICO, but did not impose any direct financial penalties. The district court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organisations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as ‘low tar’, ‘light’, ‘ultra-light’, ‘mild’ and ‘natural’. The district court also ordered the defendants to issue ‘corrective communications’ on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining websites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the district court placed restrictions on the defendants’ ability to dispose of certain assets for use in the United States, unless the transferee agrees to abide by the terms of the district court’s order, and ordered certain defendants to reimburse the U.S. Department of Justice its taxable costs incurred in connection with the case.

23.

Defendants, including RJRT, B&W, Lorillard Tobacco and Investments, appealed, and the U.S. government cross-appealed to the DC Circuit. On 22 May 2009, the DC Circuit affirmed the federal district court’s RICO liability judgment, but vacated the order and remanded for further factual findings and clarification as to whether liability should be imposed against B&W, based on changes in the nature of B&W’s business operations (including the extent of B&W’s control over tobacco operations). The court also remanded on three other discrete issues relating to the injunctive remedies, including for the district court ‘to reformulate’ the injunction on the use of low-tar descriptors ‘to exempt foreign activities that have no substantial, direct, and foreseeable domestic effects,’ and for the district court to evaluate whether corrective communications could be required at point-of-sale displays (which requirement the DC Circuit vacated). On 28 June 2010, the U.S. Supreme Court denied the parties’ petitions for further review.

24.

On 22 December 2010, the district court dismissed B&W from the litigation. In November 2012, the trial court entered an order setting forth the text of the corrective statements and directed the parties to engage in discussions with the Special Master to implement them. After various proceedings and appeals, the federal district court in October 2017 ordered RJRT and the other U.S. tobacco company defendants to fund the publishing of compelled public statements in various U.S. media outlets, including in newspapers, on television, on the companies’ websites, and in onserts on cigarette packaging. The compelled public statements in newspapers and on television were completed in 2018 and in package onserts were completed in mid-2020. Also, the compelled public statements now appear on RJRT websites. The district court is considering mandating the display of the compelled public statements at retail point of sale; an evidentiary hearing is scheduled to begin on 13 June 2022.

(b) Class Actions

25.

At 31 December 2021, RJRT, B&W and Lorillard Tobacco were named as defendants in two separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted by their smoking, one asserting claims of violation of the Americans With Disabilities Act of 1990, and SFNTC was named in 16 separate cases relating to the use of the words ‘natural,’ ‘100% additive-free,’ or ‘organic’ in Natural American Spirit advertising and promotional materials. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs’ damages. Among the pending class actions, 16 specified the amount of the claim in the complaint and alleged that the plaintiffs were seeking in excess of US$5 million (approximately £3.7 million) and one that alleged that the plaintiffs were seeking less than US$75,000 (approximately £55,370) per class member plus unspecified punitive damages.

No Additive/Natural/Organic Claim Cases

26.

A total of 16 pending putative class actions were filed in nine U.S. federal district courts against SFNTC, a subsidiary of Reynolds American, which cases generally allege, in various combinations, violations of state deceptive and unfair trade practice statutes, and claim state common law fraud, negligent misrepresentation, and unjust enrichment based on the use of descriptors such as ‘natural’, ‘organic’ and ‘100% additive-free’ in the marketing, labelling, advertising, and promotion of SFNTC’s Natural American Spirit brand cigarettes. In these actions, the plaintiffs allege that the use of these terms suggests that Natural American Spirit brand cigarettes are less harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a negligent or intentional misrepresentation. The actions seek various categories of recovery, including economic damages, injunctive relief (including medical monitoring and cessation programmes), interest, restitution, disgorgement, treble and punitive damages, and attorneys’ fees and costs. In April 2016, in response to a motion by the various plaintiffs, the U.S. Judicial Panel on Multidistrict Litigation (JPML) consolidated these cases for pre-trial purposes before a federal court in New Mexico. On 21 December 2017, that court granted the defendants’ motion to dismiss in part, dismissing a number of claims with prejudice, and denied it in part. The district court conducted a five-day hearing on the motion for class certification and on the motion challenging the admissibility of expert opinion testimony in December 2020. The parties filed post-hearing briefs in January 2021 and filed proposed findings of fact and conclusions of law in February 2021. A decision is pending.

Other Putative Class Actions

27.

Jones v. American Tobacco Co. is a putative class action filed in December 1998 in the Circuit Court, Jackson County, Missouri. The action was brought by a plaintiff on behalf of a putative class of Missouri tobacco product users and purchasers against various defendants, including RJRT, B&W and Lorillard Tobacco alleging that the plaintiffs’ use of the defendants’ tobacco products has caused them to become addicted to nicotine, and seeking an unspecified amount of compensatory and punitive damages. There is currently no activity in this case.

28.

Young v. American Tobacco Co. is a case filed in November 1997 in the Circuit Court, Orleans Parish, Louisiana against various U.S. cigarette manufacturers, including RJRT and B&W, and parent companies of such manufacturers. This putative ETS class action was brought on behalf of a putative class of Louisiana residents who, though not themselves cigarette smokers, have been exposed to second-hand smoke from cigarettes manufactured by the defendants, and who allegedly suffered injury as a result of that exposure, and seeks an unspecified amount of compensatory and punitive damages. In March 2016, the court entered an order staying the case, including all discovery, pending the completion of an ongoing smoking cessation programme ordered by the court in a now-concluded Louisiana state court certified class action, Scott v. American Tobacco Co.

Engle Class Action and Engle Progeny Cases (Florida)

29.

In July 1998, trial began in Engle v. R. J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against U.S. cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco. The then-certified class consisted of Florida citizens and residents, and their survivors, who suffered from smoking-related diseases that first manifested between 5 May 1990, and 21 November 1996, and were caused by an addiction to cigarettes. In July 1999, the jury in this Phase I found against RJRT, B&W, Lorillard Tobacco and the other defendants on common issues relating to the defendants’ conduct, general causation, the addictiveness of cigarettes, and entitlement to punitive damages.

30.

In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £107.1 billion) in punitive damages, apportioned US$36.3 billion (approximately £26.8 billion) to RJRT, US$17.6 billion (approximately £13 billion) to B&W, and US$16.3 billion (approximately £12 billion) to Lorillard Tobacco. The three class representatives in the Engle class action were awarded US$13 million (approximately £9.6 million) in compensatory damages.

31.

This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. The court preserved certain of the jury’s Phase I findings, including that cigarettes can cause certain diseases, nicotine is addictive, and defendants placed defective cigarettes on the market, breached duties of care, concealed health-related information and conspired. Putative Engle class members were permitted to file individual lawsuits, deemed ‘Engle progeny cases’, against the Engle defendants, within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008).

32.

During 2015, RJRT and Lorillard Tobacco, together with Philip Morris USA Inc. (PM USA), settled virtually all of the Engle progeny cases then pending against them in federal district court. The total amount of the settlement was US$100 million (approximately £73.8 million) divided as follows: RJRT US$42.5 million (approximately £31.4 million); PM USA US$42.5 million (approximately £31.4 million); and Lorillard Tobacco US$15 million (approximately £11.1 million). The settlement covered more than 400 federal Engle progeny cases but did not cover 12 federal progeny cases previously tried to verdict and then pending on post-trial motions or appeal, and two federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs.

33.

As at 31 December 2021, there were approximately 1,071 Engle progeny cases pending in which RJRT, B&W and/or Lorillard Tobacco have all been named as defendants and served. These cases include claims by or on behalf of 1,304 plaintiffs. In addition, as of 31 December 2021, RJRT was aware of four additional Engle progeny cases that have been filed but not served. The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an ‘offer of judgment’ from RJRT, Lorillard Tobacco and/or RJRT’s affiliates and indemnitees. An offer of judgment, if rejected by the plaintiff, preserves RJRT’s and Lorillard Tobacco’s right to recover attorneys’ fees under Florida law in the event of a verdict favourable to RJRT or Lorillard Tobacco, or affiliates of such entities. Such offers are sometimes made through court-ordered mediations.

34.

41 trials occurred in Engle progeny cases in Florida state and federal courts against RJRT, B&W and/or Lorillard Tobacco from 1 January 2019 through 31 December 2021, and additional state court trials are scheduled for 2022.

35.	The following chart identifies the number of trials in Engle progeny cases as at 31 December 2021 and additional information about the adverse judgments entered:

Trials/verdicts/judgments of individual Engle progeny cases from 1 January 2019 through 31 December 2021:

Total number of trials	41
Number of trials resulting in plaintiffs’ verdicts	21**
Total damages awarded in final judgments against RJRT	US$224,990,000 (approximately £166 million)
Amount of overall damages comprising ‘compensatory damages’ (approximately)	US$65,440,000 (of overall US$224,990,000) (approximately £48 million of £166 million)
Amount of overall damages comprising ‘punitive damages’ (approximately)	US$159,550,000 (of overall US$224,990,000) (approximately £118 million of £166 million)

**	Of the 21 trials resulting in plaintiffs’ verdicts 1 January 2019 to 31 December 2021 (note 11):

Number of adverse judgments appealed by RJRT	13 (note 12)
Number of adverse judgments, in which RJRT still has time to file an appeal	4
Number of adverse judgments in which an appeal was not, and can no longer be, sought	3

Appeals of individual Engle progeny cases 1 January 2019 to 31 December 2021:

Number of adverse judgments appealed by RJRT	15 (note 13)

Note 11: the 21 trials include two cases that were tried twice (Gloger v. R.J. Reynolds Tobacco Co. and Bessent-Dixon v. R.J. Reynolds Tobacco Co.) and one case (Robert Miller v. R.J. Reynolds Tobacco Co.) where plaintiff moved for a mistrial following a plaintiff’s verdict where the jury awarded no compensatory or punitive damages, and an adverse judgment has not yet been entered. Plaintiff’s motion for new trial on compensatory damages was granted and RJRT appealed.

Note 12: of the 13 adverse verdicts appealed by RJRT as a result of judgments arising in the period 1 January 2019 to 31 December 2021:

a.	5 appeals remain undecided in the District Courts of Appeal; and

b.

8 appeals were decided and/or closed in the District Court of Appeals. Of these 8 appeals, 4 were affirmed in favour of plaintiff (review of by the Florida Supreme Court has been sought in 3 of the 4 cases), 3 were reversed for a new trial, and 1 was voluntarily dismissed and judgment paid.

Note 13: of the 15 adverse judgments appealed by RJRT (during the period 1 January 2019 to 31 December 2021):

a.	5 appeals remain undecided in the District Courts of Appeal;

b.

9 appeals were decided and/or closed in the District Courts of Appeal, and 1 appeal was reversed by the Eleventh Circuit. Of these appeals, 5 were affirmed in favour of plaintiff, 3 in which review of Florida Supreme Court was sought, 1 was voluntarily dismissed and judgment paid, 1 in which the Eleventh Circuit reversed the district court’s denial of Defendants’ motion for judgment in accordance with the verdict, and 3 were reversed for a new trial; and

c	does not include four cases that were appealed prior to the relevant time period but which remain pending before the Florida Supreme Court.

36.

By statute, Florida applies a US$200 million (approximately £147.7 million) bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given Engle progeny case vary depending on the number of judgments in effect at a given time. Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed. In addition, bills have been introduced in sessions of the Florida legislature that would eliminate the Engle progeny bond cap, but those bills have not been enacted as of 31 December 2021.

37.

In 2021, RJRT or Lorillard Tobacco paid judgments in five Engle progeny cases. Those payments totalled US$15.14 million (approximately £11.2 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest.

38.

In addition, accruals for damages and attorneys’ fees and statutory interest for two cases (Starr-Blundell v. R. J. Reynolds Tobacco Co. and Hardin v. R. J. Reynolds Tobacco Co.) was recorded in Reynolds American’s consolidated balance sheet as of 31 December 2021 to the value of US$208,400 (approximately £153,860).

(c) Individual Cases

39.

As of 31 December 2021, 222 individual cases were pending in the United States against RJRT, B&W and/or Lorillard Tobacco. This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty, and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs, and punitive damages. The category does not include the Engle progeny cases, Broin II cases, and Filter Cases discussed above and below. One of the individual cases is brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to ETS.

40.

The following chart identifies the number of individual cases pending as of 31 December 2021 as against the number pending as of 31 December 2020, along with the number of Engle progeny cases, Broin II cases, and Filter Cases, which are discussed further below.

Case Type	U.S. Case Numbers 31 December 2021	U.S. Case Numbers 31 December 2020	Change in Number Increase / (Decrease)
Individual Smoking and Health Cases (note 14)	222	189	33
Engle Progeny Cases (Number of Plaintiffs) (note 15)	1,071 (1,304)	1,400 (1,725)	(329 (421	) )
Broin II Cases (note 16)	1,200	1,227	(27)
Filter Cases (note 17)	46	48	(2)

(Note 14) Out of the 222 pending individual smoking and health cases, six have received adverse verdicts or judgments in the court of first instance or on appeal, and the total amount of those verdicts or judgments is approximately US$150.1 million (approximately £110.8 million).

(Note 15) The number of Engle progeny cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed. Please see earlier table in paragraph 35.

(Note 16) Broin v. Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. In October 1997, RJRT, B&W, Lorillard Tobacco and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £221.5 million) in three annual US$100 million (approximately £73.8 million) instalments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of US$49 million (approximately £36.2 million) for the plaintiffs’ counsel’s fees and expenses. RJRT’s portion of these payments was approximately US$86 million (approximately £63.5 million); B&W’s was approximately US$57 million (approximately £42.1 million); and Lorillard Tobacco’s was approximately US$31 million (approximately £22.9 million). The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendants will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as ‘general causation’. With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as ‘specific causation’, individual plaintiffs will bear the burden of proof. On 7 September 1999, the Florida Supreme Court approved the settlement. There have been no Broin II trials since 2007. There have been periodic efforts to activate cases and the Group expects this to continue over time.

(Note 17) Includes claims brought against Lorillard Tobacco and Lorillard Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Pursuant to the terms of a 1952 agreement between P. Lorillard Company and H&V Specialties Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material. As of 31 December 2021, Lorillard Tobacco and/or Lorillard Inc. was a defendant in 46 Filter Cases. Since 1 January 2019, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$25.9 million (approximately £19.1 million) in settlements to resolve 102 Filter Cases.

(d) State Settlement Agreements

41.

In November 1998, the major U.S. cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, entered into the Master Settlement Agreement (MSA) with attorneys general representing 46 U.S. states, the District of Columbia and certain U.S. territories and possessions. These cigarette manufacturers previously settled four other cases, brought on behalf of Mississippi, Florida, Texas and Minnesota, by separate agreements with each state (collectively and with the MSA, the ‘State Settlement Agreements’).

42.

These State Settlement Agreements settled all health care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the defending major U.S. cigarette manufacturers from various additional present and potential future claims; imposed future payment obligations in perpetuity on RJRT, B&W, Lorillard Tobacco and other major U.S. cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products. In accordance with the MSA, various tobacco companies agreed to fund a US$5.2 billion (approximately £3.8 billion) trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers.

43.

RJRT and SFNTC are subject to the substantial payment obligations under the State Settlement Agreements. Payments under the State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit and inflation. Reynolds American’s operating subsidiaries’ expenses and payments under the State Settlement Agreements for 2018, 2019, 2020 and 2021 and the projected expenses and payments for 2022 and onwards are set forth below (in millions of U.S. dollars)*:

	2018	2019	2020	2021	2022		2023 and thereafter
Settlement expenses	$2,741	$2,762	$3,572	$3,420
Settlement cash payments	$917	$2,918	$2,848	$3,744
Projected settlement expenses					$	>3,300	$>3,200
Projected settlement cash payments					$	>3,100	$>3,200

*	Subject to adjustments for changes in sales volume, inflation, operating profit and other factors. Payments are allocated among the companies on the basis of relative market share or other methods.

44.

The State Settlement Agreements have materially adversely affected RJRT’s shipment volumes. Reynolds American believes that these settlement obligations may materially adversely affect the results of operations, cash flows or financial position of Reynolds American and RJRT in future periods. The degree of the adverse impact will depend, among other things, on the rate of decline in U.S. cigarette sales in the premium and value categories, RJRT’s share of the domestic premium and value cigarette categories, and the effect of any resulting cost advantage of manufacturers not subject to the State Settlement Agreements.

45.

In addition, the MSA includes an adjustment that potentially reduces the annual payment obligations of RJRT, Lorillard Tobacco and the other signatories to the MSA, known as ‘Participating Manufacturers’ (PMs). Certain requirements, collectively referred to as the ‘Adjustment Requirements’, must be satisfied before the Non-Participating Manufacturers (NPM) Adjustment for a given year is available: (i) an Independent Auditor must determine that the PMs have experienced a market share loss, beyond a triggering threshold, to those manufacturers that do not participate in the MSA (such non-participating manufacturers being referred to as NPMs); and (ii) in a binding arbitration proceeding, a firm of independent economic consultants must find that the disadvantages of the MSA were a significant factor contributing to the loss of market share. This finding is known as a significant factor determination.

46.

When the Adjustment Requirements are satisfied, the MSA provides that the NPM Adjustment applies to reduce the annual payment obligation of the PMs. However, an individual settling state may avoid its share of the NPM Adjustment if it had in place and diligently enforced during the entirety of the relevant year a ‘Qualifying Statute’ that imposes escrow obligations on NPMs that are comparable to what the NPMs would have owed if they had joined the MSA. In such event, the state’s share of the NPM Adjustment is reallocated to other settling states, if any, that did not have in place and diligently enforce a Qualifying Statute.

47.

RJRT and Lorillard Tobacco are or were involved in NPM Adjustment proceedings concerning the years 2003 to 2019. In 2012, RJRT, Lorillard Tobacco, and SFNTC entered into an agreement (the Term Sheet) with certain settling states that resolved accrued and potential NPM adjustments for the years 2003 through 2012 and, as a result, RJRT and SFNTC collectively received, or are to receive, more than US$1.1 billion (approximately £812.1 million) in credits that, in substantial part, were applied to MSA payments in 2014 through 2017. After an arbitration panel ruled in September 2013 that six states had not diligently enforced their qualifying statutes in the year 2003, additional states joined the Term Sheet. RJRT executed the NPM Adjustment Settlement Agreement on 25 September 2017 (which incorporated the Term Sheet). Since the NPM Adjustment Settlement Agreement was executed, an additional 10 states have joined. NPM proceedings are ongoing and could result in further reductions of the companies’ MSA-related payments.

48.

On 18 January 2017, the State of Florida filed a motion to join Imperial Tobacco Group, PLC (ITG) as a defendant and to enforce the Florida State Settlement Agreement, which motion sought payment under the Florida State Settlement Agreement of approximately US$45 million (approximately £33.2 million) with respect to the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in the divestiture of certain assets, on 12 June 2015, by subsidiaries or affiliates of Reynolds American and Lorillard, together with the transfer of certain employees and certain liabilities, to a wholly owned subsidiary of Imperial Brands plc (the Divestiture), referred to as the ‘Acquired Brands’. The motion also claimed future annual losses of approximately US$30 million per year (approximately £22.1 million) absent the court’s enforcement of the Florida State Settlement Agreement. The State’s motion sought, among other things, an order declaring that RJRT and ITG are in breach of the Florida Settlement Agreement and are required, jointly and severally, to make annual payments to the State under the Florida State Settlement Agreement with respect to the Acquired Brands. In addition, on 18 January 2017, PM USA filed a motion to enforce the Florida State Settlement Agreement, asserting among other things that RJRT and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 27 January 2017, RJRT sought leave to file a supplemental pleading for breach by ITG of its obligations regarding joinder into the Florida State Settlement Agreement. The Florida court, on 30 March 2017, ruled that ITG should be joined into the enforcement action.

49.

After a bench trial, on 27 December 2017 the court entered an order holding that RJRT (not ITG) is liable for annual settlement payments for the Acquired Brands, finding that ITG did not assume liability for annual settlement payments under the terms of the asset purchase agreement relating to the Divestiture and RJRT remained liable for payments under the Florida State Settlement Agreement as to the Acquired Brands. In January 2018, the auditor of the Florida State Settlement Agreement adjusted the final 2017 invoice for the annual payment and amended the 2015 and 2016 invoices for the respective annual payment and the net operating profit penalty for each of those years under the Florida Settlement Agreement, based on the auditor’s interpretation of the court’s order. The adjusted invoices reflected amounts due to both the State of Florida and PM USA. In total, the estimated additional amounts due were US$99 million (approximately £73.1 million) with US$84 million (approximately £62 million) to the State of Florida and US$16 million (approximately £11.8 million) to PM USA. RJRT advised the auditor that it disputed these amounts, and therefore no further amounts were due or would be paid for those years pending the final resolution of RJRT’s appeal of the court’s order. On 23 January 2018, RJRT filed a notice of appeal, and on 25 January 2018, RJRT filed an amended notice of appeal, and PM USA filed a notice of appeal as to the court’s ruling as to ITG. On 26 January 2018, the State moved for recovery of its attorneys’ fees and costs from RJRT. The State and PM USA filed a joint motion for the entry of final judgment on 1 February 2018. The court declined to enter a final judgment until after resolution of the dispute between RJRT and PM USA regarding PM USA’s assertion that settlement payment obligations have been improperly shifted to PM USA. On 15 August 2018, the court entered a final judgment in the action (the Final Judgment). As a result of the Final Judgment, PM USA’s challenge to RJRT’s accounting assumptions related to the Acquired Brands was rendered moot, subject to reinstatement if ITG joins the Florida State Settlement Agreement or if judgment is reversed. On 29 August 2018, RJRT filed a notice of appeal on the Final Judgment. On 7 September 2018, PM USA filed a notice of appeal with respect to the court’s ruling as to ITG. On 12 September 2018, RJRT filed a motion to consolidate RJRT’s appeal with the appeal filed by PM USA, which was granted on 1 October 2018. Appellate briefing was completed on 6 February 2020. Oral argument, originally scheduled for 7 April 2020, was conducted through video conference on 9 June 2020. On 29 July 2020, Florida’s Fourth District Court of Appeal affirmed the Final Judgement. On 12 August 2020, RJRT filed a motion for rehearing or for certification to the Florida Supreme Court of the 29 July 2020 decision. On 10 June 2020, RJRT posted an additional bond in the amount of US$84,102,984.75 (approximately £62.1 million), over the US$103,694,155.08 (approximately £76.6 million) bond initially posted, to cover additional disputed amounts plus two years of statutory interest. The total amount RJRT bonded for its appeal was US$187,797,139.83 (approximately £138.6 million). RJRT’s motion for rehearing or certification to the Florida Supreme Court was denied on 18 September 2020 and its motion for review was denied by the Florida Supreme Court on 18 December 2020. On 5 October 2020, RJRT satisfied the Final Judgment (approximately US$192,869,589.86 (approximately £142,400,000)) and paid approximately US$3.2 million (approximately £2.4 million) of Florida’s attorneys’ fees. RJRT’s appellate bonds were released to RJRT by order dated 5 November 2020. RJRT is seeking indemnification from ITG in the Delaware action, as described below.

50.

On 17 February 2017, ITG filed an action in the Court of Chancery of the State of Delaware seeking declaratory relief against Reynolds American and RJRT. In its complaint, ITG asked the court to declare various matters related to its rights and obligations under the asset purchase agreement (and related documents) relating to the Divestiture with respect to the subject of the Florida enforcement litigation. On 24 March 2017, Reynolds American and RJRT answered the ITG complaint and counterclaimed. Cross-motions for partial judgment on the pleadings were filed focusing on whether ITG’s obligation to use ‘reasonable best efforts’ to join the Florida State Settlement Agreement continued after the 12 June 2015 closing. On 30 November 2017, following argument, the Delaware court ruled in favour of RJRT, holding that ITG’s obligation to use its reasonable best efforts to join the Florida Settlement Agreement did not terminate due to the closing of the asset purchase agreement relating to the Divestiture. On 4 January 2019, RJRT filed another motion for partial judgment on the pleadings seeking to resolve two contract-interpretation questions under the asset purchase agreement: first, to the extent RJRT is held liable for any settlement payments based on post-closing sales of the Acquired Brands, ITG assumed this liability, and second, that the asset purchase agreement does not entitle ITG to a unique protection from an equity-fee law that does not yet exist in a Previously Settled State. Argument on RJRT’s motion for partial judgment was heard on 4 June 2019. On 23 September 2019, the Delaware Chancery Court declined to resolve, at that time, the first issue, whether ITG had assumed any liability imposed on RJRT for making settlement payments on ITG’s brands. The court concluded that both sides had presented reasonable interpretations of the asset purchase agreement, which was therefore ambiguous, so the court would receive any parole evidence that may exist to help interpret the intent of the asset purchase agreement on assumed liabilities. The court granted RJRT’s motion on the second issue and ruled that ITG could not refuse to join the Florida State Settlement Agreement unless a joinder exempted it from a future equity-fee statute. On 11 October 2019, ITG filed in the Chancery Court a motion to seek interlocutory appeal in the Delaware Supreme Court on the second issue, which was denied on 31 October 2019. On 31 October 2019, ITG filed a notice of interlocutory appeal directly to the Delaware Supreme Court, which was denied on 7 November 2019. Following the settlement of the Minnesota and Texas enforcement litigation, as described below, claims in the Delaware litigation with respect to those states were voluntarily dismissed by orders entered, respectively, on 7 April 2021 and 2 June 2021. On 20 August 2021, Reynolds American and RJRT amended their counterclaims to account for those settlements, as well as the resolution of the Florida enforcement litigation, described above, which included adding a claim for indemnification for the Final Judgment in Florida. Discovery is ongoing and scheduled to end in early 2022. A hearing on summary judgment motions is scheduled to follow, and trial is scheduled to begin on 8 September 2022.

51.

On 26 March 2018, the State of Minnesota filed a motion against RJRT to enforce the Minnesota State Settlement Agreement, which motion sought payments under the Minnesota State Settlement Agreement of approximately US$40 million (approximately £29.5 million) with respect to the Acquired Brands. The motion also claimed future annual losses of approximately US$15 million (approximately £11.1 million) absent the court’s enforcement of the Minnesota State Settlement Agreement. The State of Minnesota also filed a separate complaint against ITG, which complaint sought the same payments. The State’s motion against RJRT and complaint against ITG sought, among other things, an order declaring that RJRT and ITG were in breach of the Minnesota State Settlement Agreement and were jointly and severally liable to make annual payments to the State of Minnesota under the Minnesota State Settlement Agreement with respect to the Acquired Brands. In addition, on 28 March 2018, PM USA filed a motion to enforce the Minnesota State Settlement Agreement, asserting, among other things, that RJRT and ITG breached the Minnesota State Settlement Agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserted had improperly shifted settlement payment obligations to PM USA. On 27 March 2018, the Minnesota court consolidated the motions to enforce and separate complaint against ITG into one proceeding captioned In re Petition of the State of Minnesota for an Order Compelling Payments of Settlement Proceeds Related to ITG Brands LLC, Court File No. 62-CV-18-1912. On 11 June 2018, the court held a scheduling conference in the case and by order dated 21 June 2018, set a discovery schedule for the case, under which discovery is complete. A hearing on the motions to enforce to determine if RJRT and/or ITG are liable to make payments on the Acquired Brands was held on 26 June 2019. On 24 September 2019, the Minnesota District Court issued an Order and Memorandum, holding RJRT liable for settlement payments on the Acquired Brands, and determining the issue of whether ITG is a ‘successor or assign’ of RJRT under the Minnesota State Settlement Agreement is unresolved, reasoning ITG’s status depends on whether it satisfied its post-closing obligation to expend its reasonable best efforts to join the Minnesota State Settlement Agreement. On 23 December 2019, ITG filed a motion in the Minnesota District Court seeking certification of an appeal of certain questions arising from the 24 September 2019 order. On 21 January 2020, a hearing was held on ITG’s motion seeking certification of an appeal. On 19 February 2020, the Minnesota District Court entered an Order and Memorandum denying ITG’s motion for certification. A multi-day hearing to determine whether ITG is liable for settlement payments was completed on 9 September 2020. The parties filed post-hearing briefs on 13 November 2020. A status conference was held on 3 March 2021, during which the parties agreed to notify the Court of the status of settlement discussions by 15 March 2021. On 15 March 2021, the parties resolved all claims and an order of dismissal was entered by the Minnesota district court on 17 March 2021.

52.

On 28 January 2019, the State of Texas filed motions in the original Texas health care reimbursement case, brought against the tobacco industry that led to the Texas State Settlement Agreement, to join ITG as a defendant and to enforce the Texas State Settlement Agreement against RJRT and ITG, seeking payment under the Texas State Settlement Agreement of approximately US$125 million (approximately £92.3 million) with respect to the Acquired Brands that were sold to ITG in the Divestiture. The motion also claimed future annual losses of an unspecified amount absent the court’s enforcement of the Texas State Settlement Agreement. The State’s motion sought, among other things, an order declaring that RJRT, or in the alternative, ITG, is in breach of the Texas Settlement Agreement and is required to make annual payments to the State under the Texas State Settlement Agreement with respect to the Acquired Brands. In addition, on 29 January 2019, PM USA filed a motion to enforce the Texas State Settlement Agreement, asserting among other things that RJRT and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. After completion of discovery, a hearing on the motions to enforce was held on 30 October 2019. On 25 February 2020, the Court entered a Memorandum Opinion and Order holding that RJRT remains liable for settlement payments on the Acquired Brands under the Texas Settlement Agreement. The Court further held that, although ITG is unambiguously an assign within the meaning of the Texas Settlement Agreement, a final determination of the scope of ITG’s obligations under the asset purchase agreement is to be determined in the litigation pending before the Delaware Court. Pursuant to the Court’s direction, on 9 March 2020 the parties submitted a status report indicating the remaining issues before the Court include RJRT’s position that the Court should subtract the equity fee payments made on the Acquired Brands by ITG’s distributors from the settlement payments due by RJRT after including the Acquired Brands in calculating damages, whether a final judgment should be entered in favour of ITG, whether a partial final judgment should be entered against RJRT and the State’s request for an award of attorneys’ fees and costs against RJRT and/or ITG. On 5 May 2020 the Court entered final judgment (later clarified in a 14 August 2020 amended judgment) on the State’s motion, ordering RJRT to pay all settlement amounts due on the Acquired Brands under the Texas Settlement Agreement; granting RJRT a full dollar-for-dollar set-off for all equity fee payments made on the Acquired Brands by ITG or its distributors, but holding RJRT liable for any equity fee payments that are lawfully refunded; and ordering the case closed, to be reopened after ITG’s liability under the asset purchase agreement is determined by the Delaware Court. ITG’s equity fee payments to Texas for the Acquired Brands currently equal approximately 90% of the annual Texas settlement payments for those brands. Thus, the settlement payments for those Acquired Brands exceed ITG’s equity fee payments by approximately US$3 million (approximately £2.2 million) per year. As such, RJRT would owe approximately US$3 million (approximately £2.2 million) a year after an equity fee credit. Due to how the profit penalty is allocated, RJRT will pay approximately US$10 million (approximately £7.4 million) less in 2019 in Texas payments than it would have paid had ITG joined, with that trend continuing in future years. However, because ITG made equity fee payments at a substantially lower rate before 2019, and because of how the profit penalty was calculated before now, RJRT owed approximately US$260.4 million (before interest) (approximately £192.2 million) in past payments under the judgment through 2020. On 3 and 4 June 2020, respectively, RJRT and ITG filed notices of appeal of the 5 May 2020 judgment. In August 2020, RJRT filed a notice of appeal, and in September 2020, the State and ITG filed notices of appeal from the portion of the judgment denying the motion to remove the equity fee set-off. RJRT moved to dismiss ITG’s appeal for lack of jurisdiction, which motion was ordered by the Fifth Circuit Court of Appeals to be argued with ITG’s appeal. On 2 November 2020 RJRT filed its appellate brief. On 19 January 2021 the parties filed responses. On 21 May 2021, the parties entered into a settlement agreement resolving all claims. On 27 May 2021, the parties filed a stipulation dismissing all claims, and on 28 May 2021, the Fifth Circuit dismissed the parties’ appeals.

53.

In June 2015, ITG joined the Mississippi Settlement Agreement. On 26 December 2018, PM USA filed a Motion to Enforce Settlement Agreement against RJRT and ITG alleging RJRT and ITG failed to act in good faith in calculating the base-year net operating profits for the Acquired Brands, claiming damages of approximately US$6 million (approximately £4.4 million) through 2017. On 21 February 2019, the Chancery Court of Jackson County, Mississippi held a scheduling conference and issued a discovery schedule order. A hearing on PM USA’s Motion to Enforce Settlement Agreement originally scheduled for 3-6 May 2021 was adjourned on consent of the parties to 11-12 August 2021. On 8 June 2021, PM USA and RJRT entered into a settlement agreement resolving the outstanding payment calculation issues. On 11 June 2021, the Mississippi Chancery Court entered an order withdrawing PM USA’s motion to enforce. On 3 December 2019, the State of Mississippi filed a Notice of Violation and Motion to Enforce the Settlement Agreement in the Chancery Court of Jackson County, Mississippi against RJRT, PM USA and ITG, seeking a declaration that the base year 1997 net operating profit to be used in calculating the Net Operating Profit Adjustment was not affected by the change in the federal corporate tax rate in 2018 from 35% to 21%, and an order requiring RJRT to pay the approximately US$5 million (approximately £3.7 million) difference in its 2018 payment because of this issue. Determination of this issue may affect RJRT’s annual payment thereafter. A hearing on Mississippi’s Motion to Enforce Settlement Agreement occurred on 6-7 October 2021.

54.

In January 2021, RJRT reached an agreement with several MSA states to waive RJRT’s claims under the MSA in connection with a settlement between those MSA states and a non-participating manufacturer, S&M Brands, Inc. (S&M Brands), under which the states released certain claims against S&M Brands in exchange for receiving a portion of the funds S&M Brands had deposited into escrow accounts in those states pursuant to the states’ escrow statutes. In consideration for waiving claims, RJRT, together with SFNTC, received approximately $55.4 million from the escrow funds paid to those MSA states under their settlement with S&M Brands.

Tobacco-Related Litigation Outside the U.S.

55.	As at 31 December 2021:

a.	medical reimbursement actions are being brought in Angola, Brazil, Canada, Nigeria and South Korea;

b.	class actions are being brought in Canada and Venezuela; and

c.

active tobacco product liability claims against the Group’s companies existed in 12 markets outside the U.S.. The only markets with five or more claims were Argentina, Brazil, Canada, Nigeria and Italy.

(a) Medical reimbursement cases

Angola

56.

In or about November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (SUT) was served with a collective action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor (AADIC). The lawsuit seeks damages of AOA 800,000,000 (approximately £1,000,000) allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro (INCC) for the cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on or about 5 December 2016. The case remains pending.

Argentina

57.

In 2007, the non-governmental organisation the Argentina Tort Law Association (ATLA) and Emma Mendoza Voguet brought a reimbursement action against Nobleza Piccardo S.A.I.C.y.F. (Nobleza) and Massalín Particulares. The case is being heard in the Contentious Administrative Court. The parties filed conclusive briefs on 20 May 2019. On 11 May 2021, the Court dismissed the case on the basis of plaintiffs’ lack of legal standing to bring the suit. Plaintiffs did not appeal within the applicable deadline and accordingly the judgment dismissing the case has become final.

Canada

58.

On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in two Quebec class actions (the Quebec Class Actions), as further described below. The share of the judgment for Imperial, the Group’s operating company in Canada, is approximately CAD $9.2 billion (approximately £5.4 billion). As a result of this judgment, there were attempts by the Quebec plaintiffs to obtain payment out of the CAD $758 million (approximately £443 million) on deposit with the court. JTI-MacDonald Corp (a co-defendant in the cases) filed for creditor protection under the Companies’ Creditors Arrangement Act (the CCAA) on 8 March 2019. A court order to stay all tobacco litigation in Canada against all defendants (including RJRT and its affiliate R.J. Reynolds Tobacco International Inc. (collectively, the RJR Companies)) until 4 April 2019 was obtained, and the need for a mediation process to resolve all the outstanding litigation across the country was recognised. On 12 March 2019 Imperial filed for creditor protection under the CCAA. In its application Imperial asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation, including British American Tobacco p.l.c. (the Company), Investments, Industries and Carreras Rothmans Limited (collectively, the UK Companies). On 22 March 2019, Rothmans, Benson & Hedges Inc. also filed for CCAA protection and obtained a stay of proceedings (together with the other two stays, the Stays). The Stays are currently in place until 31 March 2022. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

59.	The below represents the state of the referenced litigation as at the advent of the Stays.

60.

Following the implementation of legislation enabling provincial governments to recover health-care costs directly from tobacco manufacturers, 10 actions for recovery of health-care costs arising from the treatment of smoking- and health-related diseases have been brought. These proceedings name various Group companies as defendants, including the UK Companies and Imperial as well as the RJR Companies. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business to Japan Tobacco Incorporated (JTI), JTI has agreed to indemnify RJRT for all liabilities and obligations (including litigation costs) arising in respect of the Canadian recoupment actions. Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.

61.

The 10 cases were proceeding in British Columbia, New Brunswick, Newfoundland and Labrador, Ontario, Quebec, Manitoba, Alberta, Saskatchewan, Nova Scotia and Prince Edward Island. The enabling legislation is in force in all 10 provinces. In addition, legislation has received Royal Assent in two of the three territories in Canada, but has yet to be proclaimed into force.

Canadian province	Act pursuant to which Claim was brought	Companies named as Defendants	Current stage

British Columbia	Tobacco Damages and Health Care Costs Recovery Act 2000	Imperial, Investments, Industries, Carreras Rothmans Limited, the RJR Companies and other former Rothmans Group companies have been named as defendants and served.	The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed, and document production and discoveries were ongoing. On 13 February 2017 the Province delivered an expert report dated October 2016, quantifying its damages in the amount of CAD$118 billion (approximately £69 billion). No trial date has been set. The federal government is seeking CAD$5 million (approximately £2.9 million) jointly from all the defendants in respect of costs pertaining to the third-party claim, now dismissed.
New Brunswick	Tobacco Damages and Health Care Costs Recovery Act 2006	Imperial, the UK Companies and the RJR Companies have been named as defendants and served.

The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production and discoveries are substantially complete. The most recent expert report filed by the Province estimated a range of damages between CAD $11.1 billion (approximately £6.5 billion) and CAD $23.2 billion (approximately £13.6 billion), including expected future costs. Following a motion to set a trial date, the New Brunswick Court of Queen’s Bench ordered that the trial commence on 4 November 2019. On 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision which requires the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 would have been delayed. No new trial date has been set.

Ontario	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and the RJR Companies have been named as defendants and served.

The defences of Imperial, the UK Companies and the RJR Companies have been filed. The parties completed significant document production in the summer of 2017 and discoveries commenced in the autumn of 2018. On 15 June 2018, the Province delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £163.7 billion) – CAD$630 billion (approximately £368.2 billion) in 2016/2017 dollars for the period 1954 – 2060, and the Province amended the damages sought in its Statement of Claim to CAD$330 billion (approximately £192.9 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional amount between CAD $9.4 billion (approximately £5.5 billion) and CAD$10.9 billion in damages (approximately £6.4 billion) in respect of ETS. No trial date has been set.

Newfoundland and Labrador	Tobacco Health Care Costs Recovery Act 2001	Imperial, the UK Companies and the RJR Companies have been named as defendants and served.

The case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the Province began its document production in March 2018. Damages have not been quantified by the Province. No trial date has been set.

Saskatchewan	Tobacco Damages and Health Care Costs Recovery Act 2007	Imperial, the UK Companies and the RJR Companies have been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the Province has delivered a test shipment of documents. Damages have not been quantified by the Province. No trial date has been set.

Manitoba	Tobacco Damages Health Care Costs Recovery Act 2006	Imperial, the UK Companies and the RJR Companies have been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production commenced. Damages have not been quantified by the Province. No trial date has been set.

Alberta	Crown’s Right of Recovery Act 2009	Imperial, the UK Companies and the RJR Companies have been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the Province commenced its document production. The Province has stated its claim to be worth CAD$10 billion (approximately £5.8 billion). No trial date has been set.

Quebec	Tobacco Related Damages and Health Care Costs Recovery Act 2009	Imperial, Investments, Industries, the RJR Companies and Carreras Rothmans Limited have been named as defendants and served.

The case is at an early case management stage. The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed. Motions over admissibility of documents and damages discovery have been filed but not heard. The Province is seeking CAD$60 billion (approximately £35.1 billion). No trial date has been set.

Prince Edward Island	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and the RJR Companies have been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the next step was expected to be document production, which the parties deferred for the time being. Damages have not been quantified by the Province. No trial date has been set.

Nova Scotia	Tobacco Health Care Costs Recovery Act 2005	Imperial, the UK Companies and the RJR Companies have been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed. The Province provided a test document production in March 2018. Damages have not been quantified by the Province. No trial date has been set.

Nigeria

62.

British American Tobacco (Nigeria) Limited (BAT Nigeria), the Company and Investments have been named as defendants in a medical reimbursement action by the federal government of Nigeria, filed on 6 November 2007 in the Federal High Court, and in similar actions filed by the Nigerian states of Kano (9 May 2007), Oyo (30 May 2007), Lagos (13 March 2008), Ogun (26 February 2008), and Gombe (17 October 2008) commenced in their respective High Courts. In the five cases that remain active, the plaintiffs seek a total of approximately 10.6 trillion Nigerian naira (approximately £14.9 billion) in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.

63.

The suits claim that the state and federal government plaintiffs incurred costs related to the treatment of smoking-related illnesses resulting from allegedly tortious conduct by the defendants in the manufacture, marketing, and sale of tobacco products in Nigeria, and assert that the plaintiffs are entitled to reimbursement for such costs. The plaintiffs assert causes of action for negligence, negligent design, fraud and deceit, fraudulent concealment, breach of express and implied warranty, public nuisance, conspiracy, strict liability, indemnity, restitution, unjust enrichment, voluntary assumption of a special undertaking, and performance of another’s duty to the public.

64.

The Company and Investments have made a number of challenges to the jurisdiction of the Nigerian courts. Such challenges are still pending (on appeal) against the federal government and the states of Lagos, Kano, Gombe and Ogun. The underlying cases are stayed or adjourned pending the final outcome of these jurisdictional challenges. In the state of Oyo, on 13 November 2015, and 24 February 2017, respectively, the Company’s and Investments’ jurisdictional challenges were successful in the Court of Appeal and the issuance of the writ of summons was set aside.

South Korea

65.

In April 2014, Korea’s National Health Insurance Service (NHIS) filed a healthcare recoupment action against KT&G (a Korean tobacco company), PM Korea and BAT Korea (including BAT Korea Manufacturing). The NHIS is seeking damages of roughly 54 billion Korean Won (approximately £33.5 million) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September 2014. On 20 November 2020, the court issued a judgment in favour of the defendants and dismissing all of the plaintiff’s claims. The NHIS filed an appeal of the judgment on 11 December 2020. Appellate proceedings commenced in June 2021 and remain ongoing.

Brazil

66.

On 21 May 2019, the Federal Attorney’s Office (AGU) in Brazil filed an action in the Federal Court of Rio Grande do Sul against the Company, the BAT Group’s Brazilian subsidiary Souza Cruz LTDA (Souza Cruz), Philip Morris International, Philip Morris Brazil Indústria e Comércio LTDA and Philip Morris Brasil S/A, asserting claims for medical reimbursement for funds allegedly expended by the federal government as public health care expenses to treat 26 tobacco-related diseases over the last five years and that will be expended in perpetuity during future years, including diseases allegedly caused both by cigarette smoking and exposure to ETS. The action includes a claim for moral damages allegedly suffered by Brazilian society to be paid into a public welfare fund. The action is for an unspecified amount of monetary compensation, as the AGU seeks a bifurcated action in which liability would be determined in the first phase followed by an evidentiary phase to ascertain damages.

67.

On 19 July 2019, the trial court ordered that service of the action on the Company be effected via service on Souza Cruz. On 6 August 2019, Souza Cruz refused to receive service on behalf of the Company due to Souza Cruz’s lack of power to receive the summons on behalf of the Company and such refusal was attached to the case files on 9 August 2019. On 7 August 2019, Souza Cruz was served with the complaint by the AGU and Souza Cruz’s acknowledgement of service was attached to the case files on 12 August 2019.

68.

On 19 August 2019, Souza Cruz filed an interlocutory appeal challenging the 19 July 2019 trial court order permitting the AGU to effect service on the Company by serving Souza Cruz and requesting a stay of the proceedings until the appeal is decided. Souza Cruz also appealed the fact that several documents attached to the AGU’s complaint are in English, without proper translation, and it also appealed the very short term of 30 days for the defendants to prepare their defences.

69.

On 20 August 2019, Souza Cruz informed the trial court about the appeal and the trial court entered an order, which ordered the closure of the online system preventing the parties from submitting any petition so that no prejudice would be caused to the defendants and permitted the AGU, within 15 days of its notification, to respond to the argument that the service of a foreign defendant via its Brazilian subsidiary constituted improper service. On 21 August 2019, the substitute reporting judge of the appellate court, having been notified that the trial court judge had in the meantime issued a new decision (thereby revoking the previous decision), ruled that the appeal filed had therefore been rendered moot. The AGU filed its submission in the trial court on 19 September 2019, and Souza Cruz filed a reply submission on 25 September 2019. Souza Cruz reported on 4 February 2020 that the trial court ruled that service of the Company via its Brazilian subsidiary constituted proper service, denied the request for additional time to file defences, denied the request to have the foreign language documents attached to the initial complaint fully translated into Portuguese, and ordered that defences be filed within 30 business days. On 18 February 2020, Souza Cruz filed an interlocutory appeal (including a request to stay the deadline to file defences). On 12 March 2020, the court denied the request for a stay. On 11 May 2020, the Company filed a petition to intervene in Souza Cruz’s interlocutory appeal. On 17 June 2020, AGU filed its opposition to Souza Cruz’s interlocutory appeal. The Company filed a reply submission on 8 July 2020. On 15 July 2020, the court denied the interlocutory appeal. Souza Cruz and the Company submitted on 6 August 2020 requests for clarification of this appellate decision. The court granted the Company’s request to intervene, and rejected Souza Cruz and the Company’s request for clarification of the appellate decision, which decision became final on 6 June 2021. Souza Cruz and the Company filed their respective defences on 12 May 2020. On 19 May 2020, a notice was sent to the Public Prosecutor’s Office (MPF) regarding the AGU’s request that the MPF join the action as a plaintiff. The MPF, in its response filed 10 July 2020, rejected the AGU’s request, and declined to join the action as party, but will act as an ‘inspector of the law’, which enables MPF to express its opinion on matters in the case. The court to date has not opened up the term for the AGU to reply to the defences presented. On 19 February 2021, the Associação de Controle do Tabagismo, Promoção da Saúde (ACT) filed a petition seeking to intervene in the case as amicus curiae, which petition remains pending. On 25 March 2021 and 26 March 2021, respectively, Souza Cruz and PMB filed petitions requesting that ACT’s powers be limited should ACT be admitted as amicus curiae. On 19 May 2021, ACT filed a brief in further support of its amicus curiae petition. On 8 August 2021, the Company responded to ACT’s request to intervene as amicus curiae, arguing that ACT’s request should be rejected or in the alternative that the scope of ACT’s intervention rights should be limited. On 31 August 2021, ACT responded to the Company’s submission. A court ruling on ACT’s petition is pending.

(b) Class Actions

Canada

70.

As noted above, on 1 March 2019 the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in two Quebec Class Actions, as further described below. Imperial’s share of the judgment is approximately CAD $9.2 billion (approximately £5.4 billion). As a result of this judgment, there were attempts by the Quebec plaintiffs to obtain payment out of the CAD $758 million (approximately £443 million) on deposit with the court. JTI-MacDonald Corp (a co-defendant in the cases) filed for creditor protection under the CCAA on 8 March 2019. A court order to stay all tobacco litigation in Canada against all defendants (including the RJR Companies) until 4 April 2019 was obtained, and the need for a mediation process to resolve all the outstanding litigation across the country was recognized. On 12 March 2019 Imperial filed for protection under the CCAA. In its application Imperial asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation, including the UK Companies. On 22 March 2019, Rothmans, Benson & Hedges Inc. also filed for CCAA protection and obtained a stay of proceedings (together with the other two stays, the Stays). The Stays are currently in place until 31 March 2022. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

71.	The below represents the state of the referenced litigation as at the advent of the Stays.

72.	There are 11 class actions being brought in Canada against Group companies.

73.

Knight Class Action: the Supreme Court of British Columbia certified a class of all consumers who purchased Imperial cigarettes in British Columbia bearing ‘light’ or ‘mild’ descriptors since 1974. The plaintiff is seeking compensation for amounts spent on ‘light and mild’ products and a disgorgement of profits from Imperial on the basis that the marketing of light and mild cigarettes was deceptive because it conveyed a false and misleading message that those cigarettes are less harmful than regular cigarettes.

74.

On appeal, the appellate court confirmed the certification of the class, but limited any financial liability, if proven, to 1997 onward. Imperial’s third-party claim against the federal government was dismissed by the Supreme Court of Canada. The federal government is seeking a cost order of CAD$5 million (approximately £2.9 million) from Imperial relating to its now dismissed third-party claim. After being dormant for several years, the plaintiff delivered a Notice of Intention to Proceed, and Imperial delivered an application to dismiss the action for delay. The application was heard on 23 June 2017 and was dismissed on 23 August 2017. Notice to class members of certification was provided on 14 February 2018. As at the date of the Stays, the next steps were expected to include discovery-related ones.

75.

Growers’ Class Action: in December 2009, Imperial was served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’ Marketing Board. The plaintiffs allege that Imperial and the Canadian subsidiaries of Philip Morris International and JTI failed to pay the agreed domestic contract price to the growers used in products manufactured for the export market and which were ultimately smuggled back into Canada. JTI has sought indemnification pursuant to the JTI Indemnities (discussed below at paragraphs 137-138). The plaintiffs seek damages in the amount of CAD$50 million (approximately £29.2 million). Various preliminary challenges have been heard, the last being a motion for summary judgment on a limitation period. The motion was dismissed and ultimately, leave to appeal to the Ontario Court of Appeal was dismissed in November 2016. In December 2017, the plaintiffs proposed that the action proceed by way of individual actions as opposed to a class action. The defendants did not consent. As at the date of the Stays, the claim was in abeyance pending further action from the plaintiffs.

76.

Quebec Class Actions: there are currently two class actions in Quebec. On 21 February 2005, the Quebec Superior Court granted certification in two class actions against Imperial and two other domestic manufacturers. The court certified two classes, with the class definitions being revised in the judgment rendered 27 May 2015. One class consists of residents of Quebec who (a) smoked before 20 November 1998 at least 12 pack years of cigarettes manufactured by the defendants; and (b) were diagnosed before 12 March 2012 with: lung cancer, or cancer (squamous cell carcinoma) of the throat, or emphysema. The group also includes the heirs of persons deceased after 20 November 1998 who meet the criteria described above. The second consists of residents of Quebec who, as of 30 September 1998, were addicted to nicotine contained in cigarettes and who in addition meet the following three criteria: (a) they started smoking before 30 September 1994 by smoking cigarettes manufactured by the defendants; (b) between 1 September and 30 September 1998 they smoked on average at least 15 cigarettes manufactured by the defendants on a daily basis; and (c) they still smoked an average of at least 15 cigarettes manufactured by the defendants as of 21 February 2005, or until their death if it occurred before that date. The group also includes the heirs of members who meet the criteria described above. Pursuant to the judgment, the plaintiffs were awarded damages and interest against Imperial and the Canadian subsidiaries of Philip Morris International and JTI in the amount of CAD$15.6 billion (approximately £9.1 billion), most of which was on a joint and several basis, of which Imperial’s share was CAD$10.4 billion (approximately £6.1 billion). An appeal of the judgment was filed on 26 June 2015. The court also awarded provisional execution pending appeal of CAD$1,131 million (approximately £661.1 million), of which Imperial’s share was approximately CAD$742 million (approximately £433.7 million). This order was subsequently overturned by the Court of Appeal. Following the cancellation of the order for provisional execution, the plaintiffs filed a motion against Imperial and one other manufacturer seeking security in the amount of CAD $5 billion (approximately £2.9 billion) to guarantee, in whole or in part, the payment of costs of the appeal and the judgment. On 27 October 2015, the Court of Appeal ordered the parties to post security in the amount of CAD$984 million (approximately £575.1 million), of which Imperial’s share was CAD$758 million (approximately £443 million). The security was paid in seven equal quarterly instalments of just over CAD$108 million (approximately £63.1 million) between 31 December 2015 and 30 June 2017. The appeal was heard in November 2016. On 1 March 2019, the trial judgment was upheld by a unanimous decision of the five-member panel of the Court of Appeal, with one exception being an amendment to the original interest calculation applied to certain portions of the judgment. The interest adjustment has resulted in the reduction of the total maximum award in the two cases to CAD $13.7 billion (approximately £8 billion) as of 1 March 2019, with Imperial’s share being reduced to approximately CAD $9.2 billion (approximately £5.4 billion). The Court of Appeal also upheld the payment of the initial deposits into the defendants’ solicitors’ trusts account within 60 days, totalling approximately CAD $1.13 billion (approximately £660.5 million), of which Imperial’s share was recalculated by the Court of Appeal as CAD $759 million (approximately £443.6 million). Imperial has already paid CAD $758 million (approximately £443 million) into court as security for the judgment.

77.

Other Canadian Smoking and Health Class Actions: seven putative class actions, described below, have been filed against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies, in various Canadian provinces. In these cases, none of which have quantified their asserted damages, the plaintiffs allege claims based on fraud, fraudulent concealment, breach of warranty of merchantability, and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a ‘special duty’ to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability and violations of various trade practices and competition statutes. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business, and subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these seven actions (Semple, Kunka, Adams, Dorion, Bourassa, McDermid and Jacklin, discussed below).

78.

In June 2009, four smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunka), Saskatchewan (Adams) and Alberta (Dorion) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. In Saskatchewan, the Company, Carreras Rothmans Limited and Ryesekks p.l.c. have been released from Adams, and the RJR Companies have brought a motion challenging the jurisdiction of the court. There are service issues in relation to Imperial and the UK Companies in Alberta and in relation to the UK Companies in Manitoba. The plaintiffs did not serve their certification motion materials and no dates for certification motions were set.

79.

In June 2010, two further smoking and health class actions were filed in British Columbia against various Canadian and non-Canadian tobacco-related entities, including Imperial, the UK Companies and the RJR Companies. The Bourassa claim is allegedly on behalf of all individuals who have suffered chronic respiratory disease and the McDermid claim proposes a class based on heart disease. Both claims state that they have been brought on behalf of those who have ‘smoked a minimum of 25,000 cigarettes’. The UK Companies, Imperial, the RJR Companies and other defendants objected to jurisdiction. Subsequently, the Company, Carreras Rothmans Limited and Ryesekks p.l.c. were released from Bourassa and McDermid. Imperial, Industries, Investments and the RJR Companies remain as defendants in both actions. The plaintiffs did not serve their certification motion materials and no dates for certification motions were set.

80.

In June 2012, a smoking and health class action was filed in Ontario (Jacklin) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. The claim has been in abeyance.

Venezuela

81.

In April 2008, the Venezuelan Federation of Associations of Users and Consumers (FEVACU) and Wolfang Cardozo Espinel and Giorgio Di Muro Di Nunno, acting as individuals, filed a class action against the Venezuelan government. The class action seeks regulatory controls on tobacco and recovery of medical expenses for future expenses of treating smoking-related illnesses in Venezuela. Both C.A Cigarrera Bigott Sucs. (Cigarrera Bigott), a Group subsidiary, and ASUELECTRIC, represented by its president Giorgio Di Muro Di Nunno (who had previously filed as an individual), have been admitted as third parties by the Constitutional Chamber of the Supreme Court of Justice. A hearing date for the action is yet to be scheduled. On 25 April 2017 and on 23 January 2018, Cigarrera Bigott requested the court to declare the lapsing of the class action due to no proceedings taking place in the case in over a year. A ruling on the matter is yet to be issued.

(c) Individual Tobacco-Related Personal Injury Claims

82.

As at 31 December 2021, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (23), Italy (11), Canada (5), Argentina (5), Chile (4) and Ireland (2). There were a further two jurisdictions with one active case only. Out of the 52 active individual tobacco related personal injury claims, one case in Argentina (Baldassare) received an unfavourable verdict as at 31 December 2021. In that case, a first instance judgment, issued on 28 December 2020, awarded damages to the plaintiff in the amount of ARS 685,976 (approximately £5,000) in compensatory damages and ARS 2,500,000 (approximately £18,000) in punitive damages (plus interest). BAT Argentina filed a notice of appeal of the judgment on 3 February 2021.

Non-Tobacco-Related Litigation

VUSE Litigation

83.

On 22 July 2020, Nicholas Bernston filed a personal injury action in the Northern District of Oklahoma against JUUL Labs Inc. (JUUL), Altria Client Services, LLC, RJR Vapor, Reynolds American, and others. The complaint seeks damages for personal injuries (including pneumonia and acute respiratory failure) allegedly resulting from vaping on several theories, including strict liability, negligence, and breach of implied warranty of merchantability. On 24 July 2020, JUUL notified the JPML that this case could be a potential tag-along in the JUUL MDL. On 5 August 2020, the Judicial Panel on Multidistrict Litigation entered a conditional transfer order transferring the case to the Northern District of California. That order became effective on 12 August 2020, and this case now is a member case in the JUUL multidistrict litigation (MDL). On 13 October 2020, RJR Vapor and Reynolds American moved to dismiss the complaint or, in the alternative, for a stay or a suggestion of remand to the Northern District of Oklahoma. On 16 October 2020, the MDL court issued an order staying those motions to dismiss. The case will remain pending against Reynolds American and RJR Vapor, but they will not be subject to discovery or other pretrial obligations absent further order from the court.

Croatian Distributor Dispute

84.

BAT Hrvatska d.o.o u likvidaciji and British American Tobacco Investments (Central and Eastern Europe) Limited are named as defendants in a claim by Mr Perica received on 22 August 2017 and brought before the commercial court of Zagreb, Croatia. Mr Perica seeks damages of HRK 408,000,000 (approximately £45.6 million) relating to a BAT Standard Distribution Agreement dating from 2005. BAT Hrvatska d.o.o and British American Tobacco Investments (Central and Eastern Europe) Ltd filed a reply to the statement of claim on 6 October 2017. A hearing had been scheduled to take place on 10 May 2018, but it was postponed due to a change of the judge hearing the case. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Zagreb. TDR d.o.o. is also named as the defendant in a claim by Mr Perica received on 30 April 2018 and brought before the commercial court of Zagreb, Croatia. Mr. Perica seeks payment in the amount of HRK 408,000,000 (approximately £45.6 million) claiming that BAT Hrvatska d.o.o. transferred a business unit to TDR d.o.o, thus giving rise to a liability of TDR d.o.o. for the debts incurred by BAT Hrvatska d.o.o, on the basis of the provisions of Croatian civil obligations law. A response to the statement of claim was filed on 30 May 2018. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Pula. Mr Perica filed an appeal against this decision which was rejected by the High Commercial Court of The Republic of Croatia confirming therewith that the competent court to hear this case is the Municipal Court in Pula. The Municipal Court in Zagreb has decided that the claims by Mr Perica initiated on 22 August 2017 and 30 April 2018 shall be heard as one case in front of the Municipal Court of Zagreb. After the two hearings have been held, the Municipal Court of Zagreb has appointed the court financial and auditing appraisal to determine the value of Mr Perica’s claim.

BAT/Reynolds American Inc. Shareholder Litigation

85.

Following the Company’s acquisition of the remaining 57.8% of Reynolds American in July 2017, pursuant to North Carolina law, under which Reynolds American was incorporated, a number of Reynolds American shareholders dissented and asserted their rights to a judicial appraisal of the value of their Reynolds American stock. On 29 November 2017, Reynolds American filed a Complaint for Judicial Appraisal in state court in North Carolina against 20 dissenting shareholders holding an aggregate of approximately 9.65 million shares. The complaint asked the court to determine the fair value of the dissenting shareholders’ shares in Reynolds American and any accrued interest. A trial was held in June 2019, at which the dissenters sought US$92.17 per share plus interest. On 27 April 2020, the court issued its final judgment upholding Reynolds American’s proposed valuation of $59.64 per share and concluding that no further payment is due to the dissenters for their shares. Dissenting shareholders holding an aggregate of approximately 6.52 million shares filed a notice of appeal to the North Carolina Supreme Court. On 17 December 2021, the North Carolina Supreme Court issued an opinion affirming the Business Court’s determination, and on 21 January 2022 the dissenters’ deadline to seek further review expired, meaning that this matter is now concluded.

Patents Litigation

86.

Certain Group companies are party to a number of patent litigation cases and procedural challenges concerning the validity of patents owned by or licensed to them and/or the alleged infringement of third-parties’ patents.

87.

On 22 June 2018, an affiliate of Philip Morris International (PMI) commenced proceedings against British American Tobacco Japan, Ltd. (BAT Japan) in the Japanese courts challenging the import, export, sale and offer of sale of the glo device and of the NeoStiks consumable in Japan at the time the claim was brought (and earlier models of the glo device), alleging that the glo devices directly infringe certain claims of two Japanese patents that have been issued to the PMI affiliate and that the NeoStiks indirectly infringe certain claims of those patents. On 17 January 2019, the PMI affiliate introduced new grounds of infringement, alleging that the glo device also infringes some other claims in the two PMI affiliate’s Japanese patents. Damages for the glo device and NeoStik are claimed in the court filing, to the amount of 100 million Yen (approximately £641,000). The PMI affiliate has also filed a request for injunction with respect to the glo device. BAT Japan denies infringement and is challenging the validity of the two PMI affiliate’s Japanese patents.

88.

Fuma International LLC (Fuma) filed two separate patent infringement complaints in the U.S. District Court for the Middle District of North Carolina against RJR Vapor on 6 March 2019 and 2 July 2019, each alleging that Vuse Solo and Vuse Ciro products infringe a patent. The two complaints were consolidated into a single proceeding involving both asserted Fuma patents. The parties resolved this matter pursuant to a Confidential Settlement and License Agreement effective 29 November 2021.

89.

On 9 April 2020, Nicoventures Trading Limited (Nicoventures) commenced an action in the England and Wales High Court (Patents Court) against Philip Morris Products S.A. (PMP) for revocation against three divisional patents in the same family, of which PMP is the proprietor (a further divisional patent in the same family was added into the revocation action on 9 July 2020). On 12 May 2020 PMP filed its defence together with a counterclaim for patent infringement against Nicoventures and Investments concerning prototype examples or production samples of certain ‘glo’ tobacco heating devices. PMP are seeking an injunction, an order for delivery up or a destruction upon oath of all infringing articles, and either an account of profits or damages on commercial sales (and interest thereon). On 12 June 2020, Nicoventures and Investments filed their defence to the counterclaim. The trial of this action took place between 18-25 May 2021. On 14 July 2021 the England and Wales High Court (Patents Court) handed down its judgment finding that all four divisional patents were invalid for lack of an inventive step and consequently, that PMP’s counterclaim failed. On 2 November 2021, PMP filed a request for permission to appeal.

90.

On 28 May 2020 Altria Client Services LLC and U.S. Smokeless Tobacco Company LLC commenced proceedings against RJR Vapor before the U.S. District Court for the Middle District of North Carolina against the vapour products Vuse Vibe and Vuse Alto, and the tin used in the modern oral product Velo. Nine patents in total were asserted: two against Vibe, four against Alto and three against Velo. On 5 January 2021, Altria filed an Amended Complaint adding Modoral Brands Inc. as a defendant with respect to the Velo product claims. The plaintiffs have sought damages but have not to date sought preliminary or permanent injunctions. RJR Vapor has responded to the complaint. The parties conducted a one-day mediation session in August 2021, but were unable to resolve the dispute. A claim construction hearing was held on 28 April 2021, and the court issued its claim construction ruling on 12 May 2021. Fact discovery, expert discovery, and summary judgment briefings are completed. No date has been set for a summary judgment hearing, and no trial date has been set.

91.

On 9 April 2020, RAI Strategic Holdings, Inc. and RJR Vapor commenced an action in the U.S. District Court for the Eastern District of Virginia against Altria Client Services LLC, Philip Morris USA, Inc., Altria Group, Inc., Philip Morris International, Inc., and Philip Morris Products S.A. (collectively, Philip Morris) for infringement of six patents based on the importation and commercialization within the United States of IQOS. On 8 May 2020 and 12 June 2020, Philip Morris filed Inter Partes Review (IPR) petitions in the U.S. Patent Office challenging the validity of each of the six patents asserted. On 29 June 2020, Philip Morris asserted counterclaims alleging that RJR Vapor infringes five patents. On 24 November 2020, the court issued a claim construction order that determined that each disputed term would have its plain and ordinary meaning. On 4 December 2020, the magistrate judge issued an order staying RJR Vapor and Philip Morris’s patent claims pending a decision by the U.S. Patent Office regarding whether to proceed with the IPRs. At the time of the stay, fact and expert discovery was ongoing and was scheduled to conclude 26 January 2021. The court lifted the stay, and the parties have substantially completed discovery. On 6 August 2021, the court denied all summary judgment motions. Trial on the Altria and Philip Morris patents was scheduled to have begun on 4 April 2022, but the court postponed the trial and set a new trial date of 6 June 2022; the RJR Vapor offensive patent case remains stayed pending (i) an appeal by Philip Morris to the Federal Circuit in relation an exclusion order granted against Philip Morris by the International Trade Commission based on the relevant patents, and (ii) the decisions in IPRs commenced by Philip Morris against the relevant patents at the U.S. Patent Office.

92.

On 27 November 2020 Philip Morris filed a complaint before the Regional Court Mannheim in Germany against British American Tobacco (Germany) GmbH (BAT Germany) alleging that the sale, offer for sale and importation of Vype ePod products infringes a patent. Philip Morris is seeking an injunction, a recall of product from commercial customers and a declaratory judgment for damages. The trials of this action took place on 15 June 2021 and 9 November 2021. A decision on the matter was promulgated on 30 November 2021. The decision dismissed the complaint in its entirety. On 28 December 2021, Philip Morris lodged an appeal against this decision before the Higher Regional Court Karlsruhe.

93.

On 11 December 2020 Philip Morris filed a complaint before the Regional Court Dusseldorf in Germany against BAT Germany alleging that the sale, offer for sale and importation of the glo TABAK HEATER and neo STICK products infringe a patent. Philip Morris is seeking an injunction, a recall of product from commercial customers and a declaratory judgment for damages. The trial of this action took place on 30 November 2021. The court promulgated its decision on 21 December 2021 and decided that the above-mentioned products infringe the patent. The decision is not final and was appealed by BAT Germany on 21 December 2021 to the Higher Regional Court Dusseldorf. On 31 December 2021, BAT Germany also lodged a formal request with the appeal court to suspend the injunction order against the neo STICK products. On 24 January 2022, the appeal court granted this request, subject to providing a security and indicating that the neo STICK products are only suitable for new glo TABAK HEATER devices. BAT Germany is no longer marketing the glo TABAK HEATER, but rather a new glo TABAK HEATER marketed as glo Hyper + New Heating Technology, which is not subject to the patent infringement proceedings. Because the trial court decision only contains a declaratory obligation for BAT Germany to pay damages, Philip Morris would have to file a new separate action for the actual payment of damages, stating the precise amount that is being claimed.

94.

On 14 December 2020, Modoral Brands Inc. (Modoral) filed a complaint in the U.S. District Court for the District of Delaware against Pinkerton Tobacco Co., LP, Swedish Match North America LLC, and NYZ AB (collectively Swedish Match) seeking a declaratory judgment that the importation, manufacture, use, and/or sale of Modoral’s Velo product does not infringe U.S. Patent No. 9,161,908 (the ‘908 Patent) or any of Swedish Match’s trade secrets. On 3 June 2021, the case was transferred to the U.S. District Court for the Central District of California. On 13 July 2021, Swedish Match and Helix Innovations GmbH filed counterclaims against Modoral for infringement of the ’908 patent and misappropriation of trade secrets arising out of the manufacture, use, and sale of Modoral’s Velo product. On 15 December 2021, the court entered a Markman Order finding that the ’908 patent distinguishes a nicotine complex from the claimed ‘nicotine salt,’ and more specifically, affirmatively excluding the nicotine polacrilex complex used in the accused Velo product from the claimed invention because it is “not a nicotine salt”. Swedish Match agreed to a joint stipulation and request for entry of judgment of non-infringement for all of the asserted claims of the ‘908 patent, which the Court granted on 19 January 2022. Modoral filed a motion to stay Swedish Match’s remaining trade secret misappropriation claims in light of Swedish Match’s intent to appeal the Markman Order to the Federal Circuit. Modoral also filed a Rule 54(b) motion for partial final judgment of the infringement claims. Both motions are scheduled for argument on 4 March 2022.

Mozambican IP Litigation

95.

On 19 April 2017, Sociedade Agrícola de Tabacos, Limitada (SAT) (a BAT Group company in Mozambique) filed a complaint to the National Inspectorate for Economic Activities (INAE), the government body under the Ministry of Industry and Trade, regarding alleged infringements of its registered trademark (GT) by GS Tobacco SA (GST). INAE subsequently seized the allegedly infringing products (GS cigarettes) and fined and ordered GST to discontinue manufacturing products that could infringe SAT’s intellectual property rights. Following INAE’s decision, in July 2017 and March 2018, SAT sought damages via the Judicial Court of Nampula, from GST in the amount of and equivalent to £573,000 as well as a permanent restraint order in connection with the manufacturing and selling of the allegedly infringing products. The Judicial Court of Nampula (Tribunal Judicial de Nampula) granted the order on an interim basis on 7 August 2017. After hearing the parties, on 5 September 2017, the court found that no alleged infringement by GST had occurred and removed the interim restraint order, this decision was appealed by SAT and is currently pending a decision. GST filed an application for review against INAE’s initial decision directly to the Minister of Trade and Industry, which reversed the decision of INAE. On 31 December 2018, SAT was notified of GST’s counterclaim against SAT at the Judicial Court of Nampula for damages allegedly sustained as a result of SAT’s complaint to INAE (and INAE’s decision). GST is seeking damages in the amount equivalent to £190 million. On 31 January 2019 SAT filed a formal response to the counterclaim. GST was notified on 28 February 2019 to file a response to our formal response to the counterclaim and the judge scheduled the preliminary hearing for 14 March 2019. This hearing was adjourned and was held on 2 April 2019, when the court heard arguments on the validity of SAT’s counterclaim. On 2 September 2019, SAT received notification of an order which provided that (i) SAT’s claim had been dismissed by the court; and (ii) the GST counterclaim would proceed to trial. On 9 September 2019 SAT responded to the order by appealing the dismissal of the SAT claim. Additionally, SAT made an interlocutory application in the counterclaim proceedings to challenge certain questions posed by the judge, on the basis that the responses may be used as evidence at trial. SAT was notified in December 2021 that the trial of the counterclaim is to take place on 24 February 2022. SAT subsequently submitted a complaint related to that trial to the court, on the basis that prior to any further step being taken in relation to the trial the process should be submitted to the superior court for analysis, as per the appeals previously submitted in the proceedings. SAT’s complaint has not yet been determined.

Malawi Group Action

96.

In December 2020, the Company and British American Tobacco (GLP) Limited (GLP) were named as defendants in a claim made in the English High Court by around 7,500 Malawian tobacco farmers and their family members. The claim also names Imperial Brands plc and five affiliates as defendants. The claimants allege they were subjected to unlawful and exploitative working conditions on tobacco farms from which it is alleged that the defendants indirectly acquire tobacco. They seek unquantified damages (including aggravated and exemplary damages) for the torts of negligence and conversion and unquantified personal and proprietary remedies for restitution of unjust enrichment. They also seek an injunction to restrain the commission of further torts of conversion or negligence by the defendants. The defendants had an application to strike out the claims dismissed in a judgment dated 25 June 2021. In January 2022, the Company and GLP were served with a similar claim by around a further 3,500 claimants. The Company and GLP intend vigorously to defend the claims.

Qatar Customs Authority Claims

97.

On 12 November 2020, British American Tobacco Middle East W.L.L (formerly British American Tobacco Middle East SPC) (BAT ME), along with its distributor in Qatar, Ali Bin Ali Establishment (ABA), filed a case before the Qatar Court of First Instance which challenges a decision of Qatar General Authority of Customs dated 16 August 2020 ordering ABA to pay two amounts arising from unrelated circumstances, one of which totalled QAR 160,531,588 (approximately £32.6 million) in customs duties and penalties in relation to 27 consignments of cigarettes imported into Qatar by ABA. On 14 February 2021, the General Authority of Customs issued a new order that repeated (and addressed only) its demand that ABA pay QAR 160,531,588 in customs duties and penalties in relation to the same 27 consignments of cigarettes imported into Qatar by ABA. On 19 May 2021, BAT ME and ABA filed a second case before the Qatar Court of First Instance which challenges the decision of Qatar’s General Authority of Customs dated 14 February 2021. On 28 October 2021, the Court of First Instance dismissed both cases filed by BAT ME and ABA on the grounds the cases were not timely filed. In December 2021, BAT ME and ABA appealed the decisions of the Court of First Instance in both cases. It is possible that the two appeals filed by BAT ME and ABA will be consolidated into a single case. In any event, ABA can only have liability under one case not both, so its maximum liability is QAR 160,531,588, not twice that amount. BAT ME’s potential liability in respect of the foregoing amount arises from certain contractual arrangements with ABA. BAT ME and ABA strongly assert that the additional customs duty and penalties imposed by the Qatar Customs Authority are inconsistent with applicable law.

Saudi Arabia Customs Claim

98.

On 25 January 2021, Walid Ahmed Mohammed Al Naghi for Trading Establishment (Al Naghi), a former distributor for the Group’s operating companies in the Middle East, filed a claim in the Commercial Court in Jeddah, Saudi Arabia, seeking SAR 2,105,356,121 (approximately £414 million) for reimbursement of funds allegedly due under contract. Al Naghi did not formally name any Group entity as a defendant in the claim. The claim was dismissed orally by the Court on 9 February 2021. On 20 April 2021, Al Naghi filed a new claim in the Jeddah Commercial Court against BAT UKE demanding that BAT UKE reimburse Al Naghi in the amount of SAR 2,105,356,121 allegedly paid by Al Naghi to the customs authorities in customs dues. BAT UKE submitted a response on 27 May 2021 requesting dismissal of the claim on the ground that BAT UKE lacks legal capacity to be sued as it was not a party to any relevant agreement with Al Naghi. On 16 June 2021, the Court of First Instance issued a judgment dismissing the claim against BAT UKE and ruling that BAT UKE lacks legal standing to be named defendant in the proceedings. On 22 August 2021, Al Naghi filed an appeal against the Court of First Instance judgement. BAT UKE was not given an opportunity to respond to Al Naghi’s allegations on appeal. On 15 November 2021, the Appellate Court issued an oral ruling cancelling the Court First Instance judgement and remanding the case to the lower court for further deliberation. In its written judgement dated 12 December 2021, the Appellate Court stated that it was remanding the case in order for the Court of First Instance to join to the proceedings BAT entities in Bahrain and UAE, which Al Naghi had wrongly claimed on appeal to be branches of BAT UKE. The Court of First Instance held a hearing on 19 January 2022 to re-consider the case in light of the Appellate Court judgement. At that hearing, the Court of First Instance set a timetable for the parties to file written submissions setting out their arguments with regard to the legal status of the BAT entities in Bahrain and UAE. A further hearing was held on 2 February 2022. The court is seeking further information from the BAT entities in Bahrain and UAE ahead of a further hearing on 23 February 2022.

Asbestos Litigation

99.

On 15 January 2021, plaintiffs in an individual asbestos personal injury action (Rentko), originally filed 5 October 2020 in the New York City Asbestos Litigation court, filed an amended complaint, which named as defendants the Company, BATUS Holdings, Inc., British American Tobacco (Brands) Inc., and RJRT, along with various other defendants. The amended complaint was served 20 January 2021 on BATUS Holdings, Inc. and British American Tobacco (Brands) Inc., and served 22 January 2021 on RJRT. The amended complaint alleges that one of the plaintiffs was exposed to the defendants’ asbestos and asbestos-contaminated talcum powder products, which allegedly caused her to develop mesothelioma, and asserts claims under state law, including for negligence, breach of warranty, product liability, negligent misrepresentation, fraudulent concealment, and civil conspiracy. A further amended complaint was filed on 27 January 2021, which named Reynolds American as a defendant as an alleged successor in interest to the Company, and which was served on Reynolds American on 5 February 2021. Plaintiffs seek unspecified compensatory and punitive damages jointly and severally against the defendants. Reynolds American and RJRT moved to dismiss the amended complaint on 26 March 2021. A notice of discontinuance was filed on 31 March 2021 discontinuing the litigation without prejudice as against the Company, BATUS Holdings, Inc. and British American Tobacco (Brands) Inc. A stipulation of discontinuance was filed on 6 April 2021 discontinuing the litigation without prejudice as against Reynolds American and RJRT.

100.

On 23 April 2021, plaintiff in an asbestos personal injury action (Smoltino), originally filed 25 August 2020 in the New York City Asbestos Litigation court, filed an amended complaint, which named as defendants the Company, BATUS Holdings, Inc., British American Tobacco (Brands) Inc., Reynolds American and RJRT, along with various other defendants. The amended complaint was served on BATUS Holdings, Inc., British American Tobacco (Brands) Inc. and RJRT on 23 April 2021 and served on Reynolds American on 26 April 2021. The amended complaint alleged that plaintiff’s decedent was exposed to the defendants’ asbestos and asbestos-contaminated talcum powder products, which allegedly caused her to develop mesothelioma, and asserted claims under state law, including for negligence, breach of warranty, product liability, negligent misrepresentation, fraudulent concealment, wrongful death and civil conspiracy. Plaintiff seeks unspecified compensatory and punitive damages jointly and severally against the defendants. A notice of discontinuance was filed on 19 May 2021 discontinuing the litigation without prejudice as against the Company, BATUS Holdings, Inc. and British American Tobacco (Brands) Inc. Reynolds American and RJRT moved to dismiss the amended complaint on 10 May 2021. A stipulation of discontinuance was filed on 24 May 2021 discontinuing the litigation without prejudice as against Reynolds American and RJRT.

101.

On 11 May 2021, plaintiff in an asbestos personal injury action (Gilbride) filed a complaint in the Superior Court of New Jersey Law Division – Middlesex County, which named as defendants R. J. Reynolds Tobacco Company, individually and as successor-by-merger to British American Cosmetics, along with various other defendants. The complaint was served on RJRT on 26 May 2021. The complaint alleged that plaintiff was exposed to asbestos-containing cosmetic talcum powder products sold and supplied by the Defendants (and/or their predecessors in interest), which allegedly caused her to develop mesothelioma, and asserted claims under state law, including for negligence, breach of warranty, strict liability in tort, marketing an ultra-hazardous product, failure to warn, product liability, negligent misrepresentation, fraudulent concealment, and civil conspiracy. Plaintiff seeks unspecified compensatory and punitive damages jointly and severally against the defendants. A stipulation for voluntary dismissal was filed with the court on 7 July 2021.

Fox River

Background to environmental liabilities arising out of contamination of the Fox River:

102.

In Wisconsin, the authorities have identified potentially responsible parties (PRPs) to fund the clean-up of river sediments in the lower Fox River. The pollution was caused by discharges of Polychlorinated Biphenyls (PCBs) from paper mills and other facilities operating close to the river. Among the PRPs is NCR Corporation (NCR).

103.

In NCR’s Form 10-K Annual Report for the year ended 31 December 2014, the total clean-up costs for the Fox River were estimated at US$825 million (approximately £609.1 million). This estimate is subject to uncertainties and does not include natural resource damages (NRDs). Total NRDs may range from US$0 to US$246 million (approximately £0 to £181.6 million).

104.

Industries’ involvement with the environmental liabilities arises out of indemnity arrangements which it became party to due to a series of transactions that took place from the late-1970s onwards and subsequent litigation brought by NCR against Industries and Appvion Inc. (Appvion) (a former Group subsidiary) in relation to those arrangements which was ultimately settled. U.S. authorities have never identified Industries as a PRP.

105.

There has been a substantial amount of litigation in the United States involving NCR and Appvion regarding the responsibility for the costs of the clean-up operations. The U.S. Government also brought enforcement proceedings against NCR and Appvion to ensure compliance with regulatory orders made in relation to the Fox River clean-up. This litigation has been settled through agreements with other PRPs and a form of settlement known as a Consent Decree with the U.S. Government, approved by the District Court of Wisconsin on 23 August 2017.

106.	The principal terms of that Consent Decree, in summary, are as follows:

a.	NCR is obliged to perform and fund all of the remaining Fox River remediation work by itself.

b.

The U.S. Government enforcement proceedings were settled, with NCR having no liability to meet the U.S. Government’s claim for costs it had incurred in relation to the clean-up to date, a secondary responsibility to meet certain future costs, and no liability to the U.S. Government for NRDs.

c.

NCR ceased to pursue its contribution claims against the other PRPs and in return received contribution protection preventing other PRPs from pursuing their contribution claims against NCR and existing claims for contribution being dismissed by order of the Court. NCR does, however, have the right to reinstate its contribution claims if the other PRPs decide to continue to pursue certain contractual claims against NCR.

d.

Appvion also agreed to cease pursuance of claims against the other PRPs, subject to retention of the right to reinstate its claims if the other PRPs decide to continue to pursue certain claims against Appvion.

107.

A Consent Decree between the U.S. Government, P.H. Glatfelter and Georgia Pacific settling the allocation of costs on the Fox River was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019. This Consent Decree concludes all existing litigation on the Fox River, following P.H. Glatfelter’s withdrawal of its appeal against the issuance of the Consent Decree as a term of the settlement.

108.

In NCR’s Form 10-K Annual Report for the year ended 31 December 2020 NCR disclosed that, in November 2019, an arbitral tribunal had awarded approximately US$10 million (approximately £7.4 million) to a remediation general contractor engaged by the LLC formed by NCR and Appvion to perform the clean-up operation of the Fox River. NCR further stated that its indemnitors and co-obligors were responsible for the majority of the award, with its own share being approximately 25% of the award.

Industries’ involvement with environmental liabilities arising out of the contamination of the Fox River:

109.

NCR has taken the position that, under the terms of a 1998 Settlement Agreement between it, Appvion and Industries, and a 2005 arbitration award, Industries and Appvion generally had a joint and several obligation to bear 60% of the Fox River environmental remediation costs imposed on NCR and of any amounts NCR has to pay in respect of other PRPs’ contribution claims. BAT has not acknowledged any such liability to NCR and has defences to such claims. Further, under the terms of the Funding Agreement (described below), any dispute between Industries and NCR as to the final amount of any NCR claim against Industries in respect of the Fox River (if any) can only be determined at the later of (i) the completion of Fox River remediation works or (ii) the final resolution and exhaustion of all possible appeals in proceedings brought against Sequana, PricewaterhouseCoopers LLP (PwC) and other former advisers.

110.

Until May 2012, Appvion and Windward Prospects Limited (Windward) (another former Group subsidiary) had paid a 60% share of the clean-up costs incurred by NCR. Industries was never required to contribute. Around that time, Appvion refused to continue to pay clean-up costs, leading to NCR demanding that Industries pay a 60% share of those costs.

111.

Industries commenced proceedings against Windward and Appvion in December 2011 seeking indemnification in respect of any liability it might have to NCR (the English Indemnity Proceedings) pursuant to a 1990 de-merger agreement between those parties.

Funding Agreement of 30 September 2014

112.

On 30 September 2014, Industries entered into a Funding Agreement with Windward, Appvion, NCR and BTI 2014 LLC (BTI) (a wholly owned subsidiary of Industries). Pursuant to the Funding Agreement, the English Indemnity Proceedings and a counterclaim Appvion had brought in those proceedings, as well as an NCR-Appvion arbitration concerning Appvion’s indemnity to NCR, were discontinued as part of an overall agreement between the parties providing a framework through which they would together fund the ongoing costs of the Fox River clean-up. Under the agreement, NCR has agreed to accept funding by Industries at the lower level of 50% of the ongoing clean-up related costs of the Fox River (rather than the 60% referenced above). This remains subject to an ability to litigate at a later stage the extent of Industries’ liability (if any) in relation to Fox River clean-up related costs (including in respect of the 50% of costs that Industries has paid under the Funding Agreement to date). In addition, Windward has contributed US$10 million (approximately £7.4 million) of funding and Appvion has contributed US$25 million (approximately £18.5 million) for Fox River and agreed to contribute US$25 million (approximately £18.5 million) for the Kalamazoo River (see further below). Appvion entered Chapter 11 bankruptcy protection on 1 October 2017.

113.

The parties also agreed to cooperate in order to maximise recoveries from certain claims made against third parties, including (i) a claim commenced by Windward in the High Court of England & Wales (the High Court) against Sequana and the former Windward directors (the Windward Dividend Claim). That claim was assigned to BTI under the Funding Agreement, and relates to dividend payments made by Windward to Sequana of around €443 million (approximately £372 million) in 2008 and €135 million (approximately £113.4 million) in 2009 (the Dividend Payments) and (ii) a claim commenced by Industries directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward’s creditors (including Industries) (the BAT section 423 Claim) (together, the Sequana Proceedings).

114.

The Windward Dividend Claim and BAT section 423 Claim were heard together in the High Court, with judgment handed down on 11 July 2016. The court upheld the BAT section 423 Claim and, by way of a consequentials judgment dated 10 February 2017, ordered that Sequana pay to BTI an amount up to the full value of the 2009 Dividend plus interest, which equates to around US$185 million (approximately £136.6 million). The Court dismissed the Windward Dividend Claim.

115.

The parties pursued cross appeals on the judgment, during which time Sequana was granted a stay in respect of the above payments. That stay was lifted in May 2017, three months after Sequana had entered into an insolvency process in France seeking court protection (the Sauvegarde). On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings (liquidation judiciaire). To date, Industries has not received any payments from Sequana.

116.

On 6 February 2019 the Court of Appeal gave judgment upholding the High Court’s findings, with one immaterial change to the method of calculating the damages awarded. Sequana therefore remains liable to pay approximately US$185 million (approximately £136.6 million). Because of Sequana’s ongoing insolvency process, execution of that judgment is stayed. The Court of Appeal dismissed BTI’s appeal in relation to the Windward Dividend Claim. The Court of Appeal also dismissed Sequana’s application for permission to appeal the High Court’s costs order in favour of Industries. Sequana therefore remains liable to pay around £10 million in costs to Industries.

117.

All parties to the appeal sought permission from the Court of Appeal for a further appeal to the UK Supreme Court. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. The hearing of BTI’s appeal took place before the UK Supreme Court on 4 and 5 May 2021 and the judgment is awaited.

118.

BTI has brought claims against certain of Windward’s former advisers, including Windward’s auditors at the time of the dividend payments, PricewaterhouseCoopers LLP (PwC) (which claims were also assigned to BTI under the Funding Agreement). The claim had been stayed pending the outcome of the Sequana Proceedings. Once that stay was lifted, PwC applied to strike-out BTI’s claim. A hearing of this application took place in October 2019. On 15 November 2019, the court dismissed PwC’s application. The court granted PwC permission to appeal in respect of part of its dismissal of the application and the hearing of that appeal was heard by the Court of Appeal on 27 and 28 October 2020. On 11 January 2021, the Court of Appeal handed down judgment dismissing PwC’s appeal. The Court of Appeal also refused PwC’s application for permission to appeal to the Supreme Court and made an order requiring PwC to file its Defence within two months of 11 January 2021. This deadline was subsequently extended. PwC subsequently applied directly to the Supreme Court for permission to appeal the Court of Appeal’s decision. PwC’s application for permission to appeal to the Supreme Court has yet to be determined. In the meantime, BTI’s claim against PwC is progressing in the High Court. PwC served its Defence on 22 April 2021 and filed it with the Court on 26 April 2021. A Case Management Conference has been listed in a window between 2 March 2022 and 4 March 2022 (inclusive).

119.	An agreed stay is in place in respect of BTI’s separate assigned claim against Freshfields Bruckhaus Deringer.

120.

The sums Industries has paid under the Funding Agreement are subject to the reservation as set out in paragraph 112 above and ongoing adjustment. Clean-up costs can only be estimated in advance of the work being carried out and certain sums payable are the subject of ongoing U.S. litigation. In 2019, Industries paid £32 million in respect of clean-up costs. In 2020, Industries paid £2 million in respect of clean-up costs. In 2021, Industries paid a further £1.8 million in respect of clean-up costs. Industries is potentially liable for further costs associated with the clean-up. Industries has a provision of £62.3 million which represents the current best estimate of its exposure – see note 24.

Kalamazoo

121.	NCR is also being pursued by Georgia-Pacific, a designated PRP in respect of the Kalamazoo River in Michigan, in relation to remediation costs caused by PCBs released into that river.

122.

On 26 September 2013, the Michigan Court held that NCR was liable as a PRP on the basis that it had arranged for the disposal of hazardous material for the purposes of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).

123.

The second phase of the Kalamazoo trial to determine the apportionment of liability amongst PRPs took place between September and December 2015. On 29 March 2018, Judge Jonker ordered that NCR pay 40% of Georgia-Pacific past costs (around US$22 million (approximately £16.2 million)). The question of future remediation costs was not determined.

124.

The parties commenced appeal proceedings against the judgment in July 2018. NCR also agreed an appeal bond with Georgia-Pacific to prevent enforcement of the judgment while it remained subject to appeal.

125.

On 11 December 2019, NCR announced that it had entered into a Consent Decree with the U.S. Government and the State of Michigan, pursuant to which it assumed liability for certain remediation work at the Kalamazoo River. This Consent Decree was approved by the District Court for the Western District of Michigan on 2 December 2020. The payments to be made on the face of the Consent Decree in respect of such work total approximately US$245 million (approximately £181 million). The Consent Decree also provides for the withdrawal of NCR’s appeal against Georgia-Pacific, and payment by NCR of the outstanding judgment against it of approximately US$20 million (approximately £14.8 million) to Georgia-Pacific.

126.	The quantum of the clean-up costs for the Kalamazoo River is presently unclear. It may well exceed the amounts which are payable on the face of the Consent Decree.

127.

It is anticipated that NCR will look to Industries to pay 60% of any sums NCR becomes liable to pay pursuant to the Consent Decree on the basis, it would be asserted, that the river constitutes a ‘Future Site’ for the purposes of the Settlement Agreement. The Funding Agreement described above does not resolve any such claims, but does provide an agreed mechanism pursuant to which any surplus from the valuable recoveries of any third-party claims that remains after all Fox River-related clean-up costs have been paid and Industries and NCR have been made whole may be applied towards Kalamazoo clean-up costs, in the event that NCR were to be successful in any claim for a portion of them from Industries or Appvion (subject to Appvion’s cap, described below). Industries has defences to any claims made by NCR in relation to the Kalamazoo River. No such claims have been made against Industries.

128.

Industries also anticipates that NCR may seek to recover from Appvion (subject to a cap of US$25 million (approximately £18.5 million)) for ‘Future Sites’ under the Funding Agreement. The basis of the recovery would be the same as any demand NCR may make on Industries. Appvion entered Chapter 11 bankruptcy protection on 1 October 2017. The effect of the Chapter 11 proceedings on Appvion’s liability for Future Sites payments under the Funding Agreement is currently uncertain.

129.

As detailed above, Industries is taking active steps to protect its interests, including seeking to procure the repayment of the Windward dividends, pursuing the other valuable claims that are now within its control, and working with the other parties to the Funding Agreement to maximise recoveries from third parties with a view to ensuring that amounts funded towards clean-up related costs are later recouped under the agreed repayment mechanisms under the Funding Agreement.

Other environmental matters

130.

Reynolds American and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJRT has been named a PRP with third parties under CERCLA with respect to several superfund sites. Reynolds American and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of Reynolds American or its subsidiaries.

Criminal investigations

131.

From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct against Group companies. The Group cooperates with the authorities’ investigations, where appropriate, including with the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions.

132.	Potential fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not possible to identify the timescale in which these matters might be resolved.

Closed litigation matters

133.

The following matters on which the Company reported in the contingent liabilities and financial commitments note 27 to the Company’s 2020 financial statements have been dismissed, concluded or resolved as noted below:

Matter	Jurisdiction	Companies named as Defendants	Description	Disposition
Vuse Litigation (Illinois School Districts)	U.S.	Reynolds American, RJR Vapor, the Company, Lorillard LLC and LOEC Inc.	Public Nuisance	Voluntary dismissal by plaintiff
Brazil Associação de Defesa da Saúde do Fumante class action	Brazil	Souza Cruz	Class action	Superior Court of Justice certified decision in favour of defendants
UK Serious Fraud Office (SFO) investigation	UK	The Company, its subsidiaries, and associated persons	Investigation	SFO’s announcement that the investigation had been closed
Perry	U.S.	Investments	Individual case	Dormant/closed
Antimonopoly Committee of Ukraine	Ukraine	British American Tobacco Sales & Marketing Ukraine Limited Liability Company	Competition investigation	Judgment of Supreme Court of Ukraine

General Litigation Conclusion

134.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere.

135.

As indicated above, on 1 March 2019 the Quebec Court of Appeal released its appeal judgment. The trial judgment was largely upheld by a unanimous decision of the five-member panel including the requirement that the defendants deposit the initial deposits in their solicitors’ trust accounts within 60 days. This is the only executory aspect of the judgment. In these circumstances we are of the view that it is more likely than not that there will be an outlay and it is reasonably estimable at CAD $758 million (approximately £443 million), the amount of the initial deposit paid into court. If further adverse judgments are entered against any of the Group’s companies in any case, avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in any particular period could be materially adversely affected by the impact of a significant increase in litigation, difficulties in obtaining the bonding required to stay execution of judgments on appeal, or any final outcome of any particular litigation.

136.

Having regard to all these matters, with the exception of the Quebec Class Actions, Fox River and certain Engle progeny cases identified above, the Group does not consider it appropriate to make any provision in respect of any pending litigation because the likelihood of any resulting material loss, on an individual case basis, is not considered probable and/or the amount of any such loss cannot be reasonably estimated. Notwithstanding the negative decision in the Quebec Class Actions, the Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change and result in further unfavourable outcomes in the pending litigation, then there could be a material impact on the financial statements of the Group.

Other contingencies

137.

JTI Indemnities. By a purchase agreement dated 9 March 1999, amended and restated as of 11 May 1999, referred to as the 1999 Purchase Agreement, R.J. Reynolds Tobacco Holdings, Inc. (RJR) and RJRT sold their international tobacco business to JTI. Under the 1999 Purchase Agreement, RJR and RJRT retained certain liabilities relating to the international tobacco business sold to JTI, and agreed to indemnify JTI against: (i) any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet; (ii) any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR’s or RJRT’s employee benefit and welfare plans; and (iii) any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.

138.

RJRT has received claims for indemnification from JTI, and several of these have been resolved. Although RJR and RJRT recognise that, under certain circumstances, they may have other unresolved indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJRT disagree what circumstances described in such claims give rise to any indemnification obligations by RJR and RJRT and the nature and extent of any such obligation. RJR and RJRT have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later date.

139.

ITG Indemnity. In the Divestiture, Reynolds American agreed to defend and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands on or before 12 June 2015, as well as in actions filed before 13 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands. In the purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify, subject to certain conditions and limitations, Reynolds American and its affiliates in connection with claims relating to the purchase or use of ‘blu’ brand e-cigarettes. ITG also agreed to defend and indemnify, subject to certain conditions and limitations, Reynolds American and its affiliates in actions filed after 12 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands after 12 June 2015. ITG has tendered a number of actions to Reynolds American under the terms of this indemnity, and Reynolds American has, subject to a reservation of rights, agreed to defend and indemnify ITG pursuant to the terms of the indemnity. Reynolds American has tendered an action to ITG under the terms of this indemnity, and ITG has, subject to a reservation of rights, agreed to defend and indemnify Reynolds American and its affiliates pursuant to the terms of the indemnity. These claims are substantially similar in nature and extent to claims asserted directly against RJRT in similar actions.

140.

Loews Indemnity. In 2008, Loews Corporation (Loews), entered into an agreement with Lorillard Inc., Lorillard Tobacco, and certain of their affiliates, which agreement is referred to as the ‘Separation Agreement’. In the Separation Agreement, Lorillard agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third-party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation of defence), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments, and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews’ ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the separation of Lorillard and Loews (including with respect to any product liability claims). Loews is a defendant in three pending product liability actions, each of which is a putative class action. Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases. Following the closing of the Lorillard merger, RJRT assumed Lorillard’s obligations under the Separation Agreement as was required under the Separation Agreement.

141.

SFRTI Indemnity. In connection with the 13 January 2016 sale by Reynolds American of the international rights to the Natural American Spirit brand name and associated trademarks, along with SFR Tobacco International GmbH (SFRTI) and other international companies that distributed and marketed the brand outside the United States, to JT International Holding BV (JTI Holding), each of SFNTC, R. J. Reynolds Global Products, Inc., and R. J. Reynolds Tobacco B.V. agreed to indemnify JTI Holding against, among other things, any liabilities, costs, and expenses relating to actions (i) commenced on or before (a) 13 January 2019, to the extent relating to alleged personal injuries, and (b) in all other cases, 13 January 2021; (ii) brought by (a) a governmental authority to enforce legislation implementing European Union Directive 2001/37/EC or European Directive 2014/40/EU or (b) consumers or a consumer association; and (iii) arising out of any statement or claim (a) made on or before 13 January 2016, (b) by any company sold to JTI Holding in the transaction, (c) concerning Natural American Spirit brand products consumed or intended to be consumed outside of the United States and (d) that the Natural American Spirit brand product is natural, organic, or additive-free. Under the terms of this indemnity, JTI has requested indemnification from Santa Fe Natural Tobacco Company Germany GmbH (SFNTCG) in connection with an audit of SFNTCG relating to transfer pricing for the tax years 2007 to 2010 and 2012 to 2015. SFNTCG contests the audit results. The amount in dispute is approximately €21 million plus interest (approximately £17.6 million).

142.

Indemnification of Distributors and Retailers. RJRT, Lorillard Tobacco, SFNTC, American Snuff Co. and RJR Vapor have entered into agreements to indemnify certain distributors and retailers from liability and related defence costs arising out of the sale or distribution of their products. Additionally, SFNTC has entered into an agreement to indemnify a supplier from liability and related defence costs arising out of the sale or use of SFNTC’s products. The cost has been, and is expected to be, insignificant. RJRT, SFNTC, American Snuff Co. and RJR Vapor believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.

143.	Except as otherwise noted above, Reynolds American is not able to estimate the maximum potential of future payments, if any, related to these indemnification obligations.

144.

Competition Investigations. There are instances where Group companies are cooperating with relevant national competition authorities in relation to ongoing competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in the Netherlands.

Tax disputes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, amongst others, excise tax, value added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes.

The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense. While the amounts that may be payable or receivable in relation to tax disputes could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

The following matters are in or may proceed to litigation:

Corporate taxes

Brazil

The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for the years 2004 until and including 2012 for a total amount of BRL1,813 million (£240 million) to cover tax, interest and penalties.

Souza Cruz appealed all reassessments. Regarding the first assessments (2004-2006), Souza Cruz’s appeals were rejected by the ultimate Administrative Court after which Souza Cruz filed two lawsuits with the Judicial Court to appeal the reassessments. The judgment in respect of the reassessment of corporate income tax has been decided in favour of Souza Cruz by the first level of the Judicial Court and Souza Cruz is waiting to see whether the Brazilian Tax Authorities will appeal the judgment. The lawsuit appealing the social contribution tax is pending judgment in the first level of the Judicial Court. The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed. In 2015, a further reassessment for the same period (2007 and 2008) was raised after the five-year statute of limitation which has been appealed against.

Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in 2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full. In December 2016, assessments were received for the calendar years 2011 and 2012 which have also been appealed.

Netherlands

The Dutch tax authority has issued a number of assessments on various issues across the years 2003-2016 in relation to various intra-group transactions. The assessments amount to an aggregate net liability across these periods of £1,146 million covering tax, interest and penalties. The Group has appealed against the assessments in full.

The Group believes that its companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary. The Group does not consider it appropriate to make provision for these amounts nor for any potential further amounts which may be assessed in relation to these matters in subsequent years.

Indirect and other taxes

Bangladesh

On 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh has reversed the decision of the High Court Division against British American Tobacco Bangladesh Company Limited (BATB) in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £154 million. On 3 February 2020, the certified Court Order was received. The Government filed a Review Petition on 25 March 2020 in the Appellate Division of the Supreme Court of Bangladesh against the judgment. On 9 December 2021, the review petitions were heard and the Appellate Division of the Supreme Court of Bangladesh dismissed the review petitions filed by the National Board of Revenue (NBR) which resulted in BATB wining the cases against the NBR.

In addition, in 2017, NBR passed a discriminatory special order fixing BDT 27 for local brands and BDT 35 for foreign brand cigarettes. After NBR passed the special order, it was highlighted to the Government that it was against the principles of foreign direct investment and against WTO practice. Subsequently, the Finance Minister directed that no action should be taken in this regard until the different issues raised were finalised. Later in 2018, the special order itself was repealed. AKTC (a local Bangladeshi tobacco manufacturer) filed a case against NBR to get a direction from the Court to implement the special order and reserve low segment for local industries. The judgment in the AKTC case was passed by the High Court Division verbally on 21 September 2020. The judgment revived the discriminatory regime of VAT and Supplementary Duty (SD) between local and international/imported brands for the fiscal year 2017 – 2018. In light of the judgment, the Large Taxpayers’ Unit (LTU) of National Board of Revenue by a notice asked BATB to show cause as to why BATB believed it should not be liable to pay £210 million as unpaid VAT and SD. Challenging the judgment, BATB filed and moved an appeal (known as the Civil Miscellaneous Petition for Leave to Appeal) before the Appellate Division of the Supreme Court of Bangladesh. On a preliminary hearing on 4 October 2020, the Appellate Division Judge in Chamber stayed operation of the judgment for eight weeks as an interim measure.

Since the judgment has been stayed, the operation of the show cause notice shall also be deemed to have been stayed. BATB has formally notified LTU of this on 12 October 2020. In the meantime, the judgment will remain stayed.

On 20 December 2020, BATB filed a Civil Petition for Leave to Appeal as directed by the Appellate Division Judge in Chamber. The judgment passed by the High Court Division will continue to remain stayed while the appeal remains pending at the Appellate Division of the Supreme Court of Bangladesh. So far, the appeal has not been listed for hearing.

Egypt

British American Tobacco Egypt LLC (BAT Egypt) is subject to two ongoing civil cases concerning the imposition of sales tax on low-price category brands brought by the Egyptian tax authority for £88 million. Management believes that the tax claims are unfounded and has appealed the tax claims. These cases are under review by the Council of State. During hearings in August 2020, the courts decided, in both cases, to transfer the files to court appointed experts. One case (pertaining to the period from May 2008 to February 2009) was referred to a court-appointed expert who filed a report in January 2022. A hearing date has not yet been set. In the other case (pertaining to the period from March 2009 to June 2010), the expert has concluded his report and filed it with the court. In May 2021, a judgment was issued which acquitted BAT Egypt from all amounts related only to the period from March 2009 to October 2009. An appeal has been submitted to the Supreme Administrative Court to extend the acquittal to the rest of the disputed period. The appeal process is expected to take approximately two years.

South Korea

In 2016, the Board of Audit and Inspection of Korea (BAI) concluded its tax assessment in relation to the 2014 year-end tobacco inventory, and imposed additional national excise, local excise, VAT taxes and penalties. This resulted in the recognition of a KRW 80.7 billion (approximately £50 million) charge by Group subsidiaries, BAT Korea Ltd., Rothmans Far East B.V. Korea Branch Office and BAT Korea Manufacturing Ltd. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. On grounds of materiality and the likelihood of the tax and penalties being reversed in future, the Group classified the tax and penalties charge as an adjusting item in 2016.

On 23 August 2019, the trial court ruled in favour of Rothmans Far East B.V. Korea Branch Office on KRW 6.7 billion (approximately £4 million), the VAT portion of the assessment; appeals on the other elements of the assessment are still pending at Appeals Court. The Korean government appealed the ruling on 16 September 2019. On 16 April 2021 the Court of Appeals affirmed the ruling of the Trial Court. The government immediately appealed to the Supreme Court and the Supreme Court also affirmed the ruling of the Appeals Court on 26 August 2021. On 16 September 2021, Rothmans Far East B.V. Korea Branch Office duly received the amount litigated (VAT portion) including statutory interests (note 6).

Turkey

In Turkey, British American Tobacco Tutun Mamulleri Sanayi ve Ticaret Anonim Sirketi (BAT Tutun) was subject to a series of tax audits mainly on inventory movements for the years 2015, 2016 and 2019. The final audit reports sought retrospective payment of additional tax with interest and penalties mostly based on alleged illegitimate intra-group forestalling relating to finished goods giving rise to further excise tax. In 2020 and 2021, BAT Tutun received a total tax assessment amounting to TRY 2.7 billion (approximately £151 million), of which, TRY 2.1 billion (approximately £120 million) related to tax and penalties and TRY 0.6 billion (approximately £31 million) related to late payment interest. In August 2021, BAT Tutun applied under the relevant tax amnesty law to settle its retrospective tax assessments. Based on the settlement through the tax amnesty procedure, BAT Tutun agreed to pay £47 million in 18 instalments from 1 November 2021 until 31 July 2024.

Brazil

On 15 March 2017, the Brazilian Supreme Court ruled that for all taxpayers VAT (ICMS) should not be included in the calculation of social contribution taxes (PIS/Cofins) which are levied based on revenue. On 13 May 2021, the Supreme Court modulated the effects of the first decision handed down in 2017, stating that the taxpayers who filed a lawsuit by 15 March 2017 will be able to recover credits from the past five years.

The Group’s Brazilian subsidiary, Souza Cruz, had filed an individual lawsuit to establish that it had overpaid taxes to the government. Based on favourable court decisions in 2020 and 2019 the Group has recognised £5 million in 2021 (2020: £58 million; 2019: £86 million) in other income representing management’s best estimate of the amounts likely to be recovered at this time with the potential for further amounts in future periods.

If the ruling were to be enacted retrospectively for a period of five years, the potential asset is estimated to be around £480 million. During 2021, £130 million of the unrecognised contingent asset was sold to financial institutions for £45 million.

Commitments in relation to service contracts, non-capitalised leases

The total future minimum payments under non-cancellable service contracts based on when payments fall due:

	2021 £m	2020 £m
Service contracts
Within one year	41	63
Between one and five years	81	17
Beyond five years	5	6
	127	86

Financial commitments arising from short-term leases and leases of low-value assets that are not capitalised under IFRS 16 Leases are £7 million (2020: £6 million) for property and £19 million (2020: £3 million) for plant, equipment and other assets.

32 Interests in subsidiaries

Subsidiaries with material non-controlling interests

Until 2020, non-controlling interests principally arise from the Group’s listed investment in Malaysia (British American Tobacco (Malaysia) Berhad). But due to difficult trading conditions, as mentioned in note 12, the non-controlling interest in Malaysia is no longer material to the Group and is not disclosed anymore.

In 2021, non-controlling interests principally arise from the Group’s listed investment in Bangladesh (British American Tobacco Bangladesh Company Limited) where the Group held 72.91% in 2021, 2020 and 2019. Summarised financial information for Bangladesh is shown below as required by IFRS 12 Disclosure of interest in other entities. No adjustments have been made to the information below for the elimination of intercompany transactions and balances with the rest of the Group.

Summarised financial information	2021 £m	2020 £m	2019 £m

Revenue	640	553	527
Profit for the year	127	101	86
– Attributable to non-controlling interests	34	27	23

Total comprehensive income	127	91	70
– Attributable to non-controlling interests	34	25	19

Dividends paid to non-controlling interests	(28)	(31)	(8)

Summary net assets:
Non-current assets	303	271	287
Current assets	345	271	241
Non-current liabilities	70	58	65
Current liabilities	262	190	144
Total equity at the end of the year	316	294	319
– Attributable to non-controlling interests	86	80	86

Net cash generated from operating activities	52	137	140
Net cash used in investing activities	(26)	(11)	(51)
Net cash used in financing activities	(55)	(111)	(75)
Differences on exchange	-	(1)	(1)
(Decrease)/increase in net cash and cash equivalents	(29)	14	13
Net cash and cash equivalents at 1 January	30	16	3
Net cash and cash equivalents at 31 December	1	30	16

Subsidiaries subject to restrictions:

As a result of the Group’s Canadian subsidiary, Imperial Tobacco Canada (ITCAN), entering CCAA protection, the assets of ITCAN are subject to restrictions. The table below summarises the assets and liabilities of ITCAN:

Summarised financial information	2021 £m	2020 £m

Non-current assets	2,403	2,354
Current assets	1,630	1,251
Non-current liabilities	(109)	(132)
Current liabilities	(479)	(528)
	3,445	2,945

Under the terms of CCAA, the court has appointed FTI Consulting Canada Inc. to act as a monitor. This monitor has no operational input and is not involved in the management of the business. The Group considers that ITCAN continues to meet the requirements of IFRS 10 Consolidated Financial Statements, and, until such requirements are not met, the Group will continue to consolidate the results of ITCAN.

Whilst the Group continues to control the operations of its Canadian subsidiary, there are restrictions over the ability to access or use certain assets including the ability to remit dividends. Included in non-current assets for 2021 and 2020 is goodwill of £2.3 billion subject to impairment reviews (note 12). Included in current liabilities are trade and other payables of £341 million (2020: £284 million), the majority of which are amounts payable in respect of duties and excise. A breakdown of current assets has been provided below.

	2021 £m	2020 £m
Cash and cash equivalents*	1,114	992
Inventory	126	114
Investments held at fair value	351	115
Other	39	30
	1,630	1,251

*

Cash and cash equivalents above include £1,024 million (2020: £878 million) of restricted cash and cash equivalents. The Group defines restricted cash and cash equivalents as where there are significant restrictions on its ability to access or use the assets and settle the liabilities of the Group, but excludes cash and cash equivalents where there are also outstanding local currency borrowings or where there is an outstanding excise liability. In addition, dividends payable would also be excluded from restricted cash and cash equivalents if the dividend has been approved by the necessary regulatory channels.

Refer to note 31 for information on the Quebec Class Actions.

Other shareholdings

At 31 December 2021, the Group holds almost 100% (2020: 92%) of the equity shares of PT Bentoel Internasional Investama Tbk (Bentoel). In 2011, the Group sold 984 million shares, representing approximately 14% of Bentoel’s share capital, for the purposes of fulfilling certain obligations pursuant to Bapepam LK (Indonesia) takeover regulations. The Group simultaneously entered into a total return swap on 971 million of the shares. In June 2016, the Group and other investors participated in a rights issue by Bentoel, with the Group increasing its stake in Bentoel to 92%. Simultaneously, the Group amended the total return swap to take account of an additional 1,684 million shares with the shares subject to the total return swap representing 7% of Bentoel’s issued capital. While the Group did not have legal ownership of these shares, it retained the risks and rewards associated with them which resulted in the Group continuing to recognise an effective interest in 99% of Bentoel’s net assets and results. As explained in note 30, on 5 October 2021, Bentoel announced its intention to delist from the Indonesia Stock Exchange and go private by conducting a Voluntary Tender Offer (VTO). As part of this process, the Group terminated the total return swap, with legal ownership of the shares being reacquired by the Group. The process is on-going and is expected to conclude in the early part of 2022, with no material impact to the Group.

Refer to note 14 for information on the Group’s 42% investment in Tisak d.d..

33 Summarised financial information

The following summarised financial information is required by the rules of the Securities and Exchange Commission and has been prepared as a requirement of the Regulation S-X 3-10 in respect of the guarantees of:

The financial information relates to the guarantees of:

●

US$12.35 billion of outstanding bonds issued by B.A.T Capital Corporation (BATCAP) in connection with the acquisition of Reynolds American Inc. (Reynolds American), including registered bonds issued in exchange for the initially issued bonds (the 2017 Bonds);

●

US$10.65 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities; and

●

US$1.50 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities.

As of July 28, 2020, all relevant Group entities suspended their reporting obligations with respect to the US$7.7 billion (2020: US$7.7 billion) of Reynolds American unsecured notes and US$40.9 million (2020: US$40.9 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities.

As described below, Reynolds American is a subsidiary guarantor of all outstanding series of BATCAP and BATIF bonds. Under the terms of the indentures governing such notes, any subsidiary guarantor (including Reynolds American) other than BATCAP or BATIF, as applicable, BATNF and BATHTN, will automatically and unconditionally be released from all obligations under its guarantee, and such guarantee shall thereupon terminate and be discharged and of no further force or effect, in the event that (1) its guarantee of all then outstanding notes issued under the Group’s EMTN Programme is released or (2) at substantially the same time its guarantee of the debt securities is terminated, such subsidiary guarantor is released from all obligations in respect of indebtedness for borrowed money for which such subsidiary guarantor is an obligor (as a guarantor or borrower). Under the EMTN Programme, Reynolds American’s guarantee is released if at any time the aggregate amount of indebtedness for borrowed money, subject to certain exceptions, for which Reynolds American is an obligor does not exceed 10% of the outstanding long-term debt of BAT as reflected in the balance sheet included in BAT’s most recent publicly released interim or annual consolidated financial statements.

Reynolds American’s guarantee may be released notwithstanding Reynolds American guaranteeing other indebtedness, provided Reynolds American’s guarantee of outstanding notes issued under the EMTN Programme is released. If Reynolds American’s guarantee is released, BAT is not required to replace such guarantee, and the debt securities will have the benefit of fewer subsidiary guarantees for the remaining maturity of the debt securities.

Note: The following summarised financial information report the unconsolidated contribution of each applicable company to the Group’s consolidated results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the U.S. region, all financial statements and financial information provided by or with respect to the U.S. business or RAI (and/or RAI and its subsidiaries (collectively, the Reynolds Group)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the U.S. business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the U.S. business or RAI (and/or the Reynolds Group), it is provided as an explanation of the U.S. business’s or RAI’s (and/or the Reynolds Group’s) primary US GAAP based financial statements and information.

The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several:

a.	British American Tobacco p.l.c. (as the parent guarantor), referred to as ‘BAT p.l.c.’ in the financials below;

b.	B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATCAP’ in the financials below;

c.	B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATIF’ in the financials below;

d.	B.A.T. Netherlands Finance B.V. (as a subsidiary guarantor), referred to as ‘BATNF’ in the financials below;

e.	Reynolds American Inc. (as a subsidiary guarantor), referred to as ‘RAI’ in the financials below; and

f.	British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the 2017 Bonds only), referred to as ‘BATHTN’ in the financials below.

In accordance with Regulation S-X 13-01, information in respect of investments in subsidiaries that are not issuers or guarantors has been excluded from non-current assets as shown in the balance sheet table below. The ‘BATHTN’ column in the summarised financial information is only applicable in the context of the 2017 Bonds. British American Tobacco Holdings (The Netherlands) B.V. (BATHTN) is not an issuer nor guarantor of any of the other securities referenced in this note. None of the issuers or other guarantors has material balances with or an investment in BATHTN. Investments in subsidiaries represents share capital acquired in relation to or issued by subsidiary undertakings.

	Summarised Financial Information
Year ended 31 December 2021
	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Income Statement
Revenue	-	-	-	-	-	-
(Loss)/profit from operations	(111)	(1)	(2)	-	3	-
Dividend income	6,200	-	-	-	4,827	164
Net finance income/(costs)	170	(43)	63	1	(421)	-

Profit/(loss) before taxation	6,259	(44)	61	1	4,409	164
Taxation on ordinary activities	5	19	1	-	97	-

Profit/(loss) for the year	6,264	(25)	62	1	4,506	164

Intercompany Transactions - Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(111)	(1)	(2)	-	36	-
Transactions with non-issuer/non-guarantor subsidiaries net finance (cost)/income	(2)	709	370	-	28	-
Dividend income from non-issuer/non-guarantor subsidiaries	6,200	-	-	-	4,827	164

	Summarised Financial Information
Year ended 31 December 2020
	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Income Statement
Revenue	-	-	-	-	-	-
Loss from operations	(112)	(1)	(2)	-	(5)	-
Dividend income	5,050	-	-	-	4,845	224
Net finance income/(costs)	131	417	174	-	(758)	1

Profit before taxation	5,069	416	172	-	4,082	225
Taxation on ordinary activities	(14)	(101)	4	-	170	-

Profit for the year	5,055	315	176	-	4,252	225

Intercompany Transactions - Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(118)	(1)	4	-	22	-
Transactions with non-issuer/non-guarantor subsidiaries net finance income	5	996	747	-	32	-
Dividend income from non-issuer/non-guarantor subsidiaries	5,050	-	-	-	4,845	224

	Summarised Financial Information
As at 31 December 2021
	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m

Balance Sheet
Non-current assets	1,916	18,192	4,986	1,417	357	75
Current assets	8,443	3,583	35,772	21	1,033	19
Non-current liabilities	9	17,024	13,667	1,417	8,778	19
Non-current borrowings	-	16,965	13,560	1,417	8,719	-
Other non-current liabilities	9	59	107	-	59	19
Current liabilities	1,607	4,633	25,451	20	882	10
Current borrowings	1,580	4,602	25,081	20	263	10
Other current liabilities	27	31	370	-	619	-

Intercompany Transactions - Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	8,405	14,999	38,539	-	1,360	19
Amounts due to non-issuer/non-guarantor subsidiaries	-	3,006	20,422	-	48	9
Investment in subsidiaries (that are not issuers or guarantors)	27,234	-	718	-	23,643	1,488

	Summarised Financial Information
As at 31 December 2020
	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m

Balance Sheet
Non-current assets	236	18,991	10,332	1,509	402	26
Current assets	7,070	3,404	30,601	22	268	15
Non-current liabilities	1,580	17,867	15,326	1,509	8,885	6
Non-current borrowings	1,571	17,867	15,243	1,509	8,823	-
Other non-current liabilities	9	-	83	-	62	6
Current liabilities	52	4,444	24,038	22	972	2
Current borrowings	9	4,329	23,478	22	200	1
Other current liabilities	43	115	560	-	772	1

Intercompany Transactions - Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	7,031	16,088	38,761	-	620	15
Amounts due to non-issuer/non-guarantor subsidiaries	3	3,139	19,550	-	62	1
Investment in subsidiaries (that are not issuers or guarantors)	27,234	-	718	-	23,820	1,580

Perpetual hybrid bonds

BAT p.l.c. has issued two €1 billion of perpetual hybrid bonds which have been classified as equity as there is no contractual obligation to either repay the principal or make payments of interest (note 22(d)).

BAT p.l.c.’s unconsolidated contribution to the Group’s consolidated equity results is shown below:

BAT p.l.c. As at 31 December	2021 £m	2020 £m
Total equity	35,977	32,908
Share capital	614	614
Share premium	107	103
Perpetual hybrid bonds	1,685	-
Other equity	33,571	32,191